AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998
                                          Registration Nos. 333-66757, 811-5626
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM N-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           Pre-Effective Amendment No. 1
                         Post-Effective Amendment No.___
                                     and/or

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 60

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              1001 Jefferson Street
                              Wilmington, DE  19801
                                  302-576-3400
         (ADDRESS AND TELEPHONE NUMBER OF DEPOSITOR'S PRINCIPAL OFFICES)

Marilyn Talman, Esq.                        COPY TO:
Golden American Life Insurance Company      Stephen E. Roth, Esq.
1001 Jefferson Street, Suite 400            Sutherland Asbill & Brennan LLP
Wilmington, DE  19801                       1275 Pennsylvania Avenue, N.W.
(NAME AND ADDRESS OF AGENT FOR SERVICE      Washington, D.C. 20004-2404
  OF PROCESS)

        Approximate date of commencement of proposed sale to the public:
   A soon as practical after the effective date of the Registration Statement

        Title of Securities being Registered:
   Interests in a separate account under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PART A

                               PROFILE OF
                         GOLDENSELECT VALUE PLUS
                   FIXED AND VARIABLE ANNUITY CONTRACT

                             December ___, 1998

  ------------------------------------------------------------------
  |                                                                |
  |  This Profile summarizes some of the more important points     |
  |  that you should know and consider before purchasing the       |
  |  Contract.  The Contract is more fully described in the full   |
  |  prospectus which is attached to this Profile.  Please read    |
  |  the prospectus carefully.  The terms "we," "us," "our," and   |
  |  the "Company" refer to the Golden American Life Insurance     |
  |  Company.  "You" and "your" refer to the contract owner.       |
  |                                                                |
  ------------------------------------------------------------------

1.  THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the 24 mutual fund investment portfolios listed on the next page and/or (ii) in a fixed account of Golden American with guaranteed interest periods. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by Golden American as long as you do not take your money out before the applicable maturity date for the interest period. The investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You can lose your money.

The Contract is intended for retirement savings or other long-term investment purposes and provides for a choice of death benefits which are described on page 5. We may issue it as an individual Contract or as a group Contract.

You can transfer among the investment portfolios and the fixed account without charge. We, may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year. We will apply a market value adjustment if you take your money out from the fixed account more than 30 days before the maturity date for the interest period. A market value adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you will receive less than your principal if we take a market value adjustment.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.  YOUR ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:

<CAPTIONS>
                         ANNUITY OPTIONS
  -----------------------------------------------------------------------
  |  Option 1     Income for a     Payments are made for a  specified   |
  |               fixed period     number of years to you               |
  |                                or your beneficiary.                 |
  |                                                                     |
  |---------------------------------------------------------------------|
  |                                                                     |
  |  Option 2     Income for       Payments are made for the rest of    |
  |               life with a      your life or longer for a specified  |
  |               period certain   period such as 10 or 20 years or     |
  |                                until the total amount used to buy   |
  |                                this option has been repaid.  This   |
  |                                option comes with an added guarantee |
  |                                that payments will continue to your  |
  |                                beneficiary for the remainder of     |
  |                                such period if you should die during |
  |                                the period.                          |
  |                                                                     |
  |---------------------------------------------------------------------|
  |                                                                     |
  |  Option 3     Joint life       Payments are made for your life      |
  |               income           and the life of another person       |
  |                                (usually your spouse).               |
  |                                                                     |
  |---------------------------------------------------------------------|
  |                                                                     |
  |  Option 4     Annuity plan     Any other annuitization plan that we |
  |                                choose to offer on the annuity start |
  |                                date.                                |
  |                                                                     |
  -----------------------------------------------------------------------


Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.  PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

You may purchase the Contract with an initial payment of $25,000 or more. You may make additional payments of $1,000 or more at any time during the accumulation phase. With our prior consent, you may make premium payments over $1,000,000.

Who may purchase this Contract? The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or by funding from another qualified account (each a "qualified Contract").

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot risk getting back less money than you put in.

4.  THE INVESTMENT PORTFOLIOS

You can direct your money into either: (1) the fixed account with guaranteed interest periods of 6 months, and 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following 24 mutual fund investment portfolios. The investment portfolios are described in the prospectuses for the GCG Trust and the PIMCO Variable Insurance Trust. Keep in mind that any amount you direct into the fixed account earns a fixed interest rate. But if you invest in any of the following investment portfolios, depending on market conditions, you may make or lose money:

  The GCG Trust
  -------------
     Multiple Allocation Series    Strategic Equity Series       Mid-Cap Growth Series
     Fully Managed Series          Small Cap Series              Total Return Series
     Capital Appreciation Series   Emerging Markets Series       Research Series
     Rising Dividends Series       Managed Global Series         Global Fixed Income Series
     All-Growth Series             Growth Opportunities Series   Limited Maturity Bond Series
     Real Estate Series            Developing World Series       Liquid Asset Series
     Hard Assets Series            Growth & Income Series
     Value Equity Series           Value + Growth Series

  The PIMCO Trust
  ---------------
     PIMCO High Yield Bond Portfolio
     PIMCO StocksPLUS Growth and Income Portfolio

5.  EXPENSES

The Contract has insurance features and investment features, and there are costs related to each. The Company deducts an annual contract administrative charge of $30 or 2% of the contract value, whichever is less. We also collect a mortality and expense risk charge and an asset-based administrative charge. These 2 charges are deducted daily directly from the amounts in the investment portfolios. The asset-based administrative charge is 0.15% annually. The annual rate of the mortality and expense risk charge depends on the death benefit you choose:

                                      Standard                    Enhanced Death Benefits
                                    Death Benefit    Annual Ratchet  3% Solution  5% Solution  7% Solution
                                    -------------    --------------  -----------  -----------  -----------
   Mortality & Expense Risk Charge      0.85%             0.95%         0.90%         1.05%        1.20%
   Asset-Based Administrative Charge    0.15%             0.15%         0.15%         0.15%        0.15%
     Total                              1.00%             1.10%         1.05%         1.20%        1.35%

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.61% to 1.80% annually (see table below) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, the Company may deduct a premium tax of 0%-3.5% to pay to your state.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column includes the maximum mortality and expense risk charge, the asset-based administrative charge, and reflects the annual contract administrative charge as 0.04% (based on an average contract value of $70,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and are based on actual expenses as of December 31, 1997, except for newly formed portfolios and portfolios that had not commenced operations as of December 31, 1997 where the charges have been estimated. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected the Percent Solution Enhanced Death Benefit with a 7% Solution. For these examples, the premium tax is assumed to be 0%.

----------------------------------------------------------------------------------------------
  |                                                                       Examples:            |
  |                                      Total Annual                     --------             |
  |                         Total Annual  Investment    Total    Total Charges at the End of:  |
  |                          Insurance    Portfolio    Annual                                  |
  |Investment Portfolio        Charges     Charges     Charges       1 Year      10 Years      |
  |                                                                                            |
  |--------------------------------------------------------------------------------------------|
                                                                                               |
  |THE GCG TRUST                                                                               |
  |Multiple Allocation          1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Fully Managed                1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Capital Appreciation         1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Rising Dividends             1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |All-Growth                   1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Real Estate                  1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Hard Assets                  1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Value Equity                 1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Strategic Equity             1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Small Cap                    1.39%       0.99%       2.38%       $ 84.14       $271.40      |
  |Emerging Markets             1.39%       1.80%       3.19%       $ 92.22       $349.37      |
  |Managed Global               1.39%       1.36%       2.75%       $ 88.35       $313.50      |
  |Growth Opportunities         1.39%       1.11%       2.50%       $ 86.34       $294.57      |
  |Developing World             1.39%       1.80%       3.19%       $ 92.22       $349.37      |
  |Growth & Income              1.39%       1.10%       2.49%       $ 86.34       $294.57      |
  |Value + Growth               1.39%       1.10%       2.49%       $ 86.34       $294.57      |
  |Mid-Cap Growth               1.39%       0.97%       2.36%       $ 83.94       $269.39      |
  |Total Return                 1.39%       0.97%       2.36%       $ 83.94       $269.39      |
  |Research                     1.39%       0.96%       2.35%       $ 83.84       $268.38      |
  |Global Fixed Income          1.39%       1.60%       2.99%       $ 90.23       $330.75      |
  |Limited Maturity Bond        1.39%       0.61%       2.00%       $ 80.33       $232.40      |
  |Liquid Asset                 1.39%       0.61%       2.00%       $ 80.33       $232.40      |
  |                                                                                            |
  |THE PIMCO TRUST                                                                             |
  |PIMCO High Yield Bond        1.39%       0.75%       2.14%       $ 81.73       $246.95      |
  |PIMCO StocksPLUS                                                                            |
  |  Growth and Income          1.39%       0.65%       2.04%       $ 80.73       $236.58      |
  |                                                                                            |
  ----------------------------------------------------------------------------------------------

For the newly formed portfolios, the charges have been estimated. The "Total Annual Investment Portfolio Charges" reflect current expense reimbursements for the Research and Global Fixed Income portfolios. For more detailed information, see the fee table in the prospectus for the Contract.

The Year 1 examples above include a 6% surrender charge. We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount in any contract year is the greater of (i) any earnings less previous withdrawals; or (ii) 10% of premium payments paid within the last 7 years and not previously withdrawn, less any previous withdrawals taken in the same contract year. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment.


     Complete Years Elapsed        0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
       since premium payment          |     |     |     |     |     |     |
     Surrender Charge              6% |  6% |  6% |  5% |  4% |  3% |  1% |  0%


6.  TAXES

Under a qualified Contract, your premiums are pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified Contract, premiums are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings, but not on premiums, when you withdraw them from the Contract.

For owners of most qualified Contracts, when you reach age 70 1/2, you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we will calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the amount withdrawn.

7.  WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals described on page 7. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.  PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows hypothetical total return for each portfolio for the time periods shown as if there were amounts invested in each of the portfolios shown for the time periods listed. These numbers reflect the deduction of the mortality and expense risk charge and the asset-based administrative charge and do not reflect deductions for the annual contract fee any withdrawal charges. Since this is a new Contract, there is no actual performance history to illustrate. Actual performance information will be shown in an updated prospectus. Please keep in mind that past or hypothetical performance is not a guarantee of future results.

                                                                 CALENDAR YEAR
INVESTMENT PORTFOLIO                     1997      1996      1995      1994      1993      1992      1991      1990
--------------------                     ----      ----      ----      ----      ----      ----      ----      ----
Managed by Zweig Advisors, Inc.
          Multiple Allocation           15.85%     7.23%    17.39%    (2.51)%    9.63%     0.50%    18.41%     3.30%
          Strategic Equity              21.49%    17.61%       --        --        --        --        --        --
Managed by T. Rowe Price Associates, Inc.
          Fully Managed                 13.79%    14.66%    19.14%    (8.54)%    6.13%     4.78%    27.19%    (4.47)%
Managed by INVESCO (NY), Inc.
          Capital Appreciation          27.21%    18.46%    28.50%    (2.93)%    6.85%       --        --        --
Managed by Kayne Anderson Investment Management, LLC
          Rising Dividends              28.07%    18.84%    29.39%    (0.77)%      --        --        --        --
Managed by Pilgrim, Baxter & Associates, Ltd.
          All-Growth                     4.44%    (1.91)%   20.83%   (12.01)%    5.12%    (3.90)%   34.64%    (8.56)%
Managed by EII Realty Securities, Inc.
          Real Estate                   21.13%    33.14%    15.06%     4.92%    15.69%    12.30%    32.26%    (21.75)%
Managed by Van Eck Associates Corporation
          Hard Assets                    4.73%    31.14%    9.23%      1.15%    47.90%    (11.00)%  3.29%     (14.93)%
Managed by Eagle Asset Management, Inc.
          Value Equity                  25.56%    9.04%     33.99%       --        --         --      --          --
Managed by Fred Alger Management, Inc.
          Small Cap                      8.84%    18.60%       --        --        --         --      --          --
Managed by Putnam Investment Management, Inc.
          Emerging Markets             (10.60)%    5.78%   (11.35)%  (16.36)%      --         --      --          --
          Managed Global                10.66%    10.70%     5.89%   (13.91)%    4.73%        --      --          --
Managed by Montgomery Asset Management, LLC
          Growth Opportunities             --        --        --        --        --         --      --          --
          Developing World                 --        --        --        --        --         --      --          --
Managed by Robertson, Stephens & Company Investment Management, L.P.
          Growth & Income               23.46%       --        --        --        --         --      --          --
          Value + Growth                14.20%       --        --        --        --         --      --          --
Managed by Massachusetts Financial Services Company
          Mid-Cap Growth                18.05%    18.87%    27.79%       --        --         --      --          --
          Total Return                  19.23%    12.03%    22.92%       --        --         --      --          --
          Research                      18.50%    21.47%    34.84%       --        --         --      --          --
Managed by Baring International Investment Limited
          Global Fixed Income           (0.69)%    3.55%    14.88%       --        --         --      --          --
Managed by ING Investment Management, LLC
          Limited Maturity Bond          5.23%     2.87%    10.25%    (2.53)%    4.77%      3.41%   9.77%       6.37%
          Liquid Asset                   3.67%     3.52%     4.11%     2.31%     1.25%      1.73%   4.23%       6.25%
Managed by Pacific Investment Management Company
          PIMCO High Yield Bond            --        --        --        --        --         --      --          --
          PIMCO StocksPLUS
               Growth and Income           --        --        --        --        --         --      --          --



9.  DEATH BENEFIT

You may choose (i) the Standard Death Benefit, (ii) the Percent Solution Enhanced Death Benefit currently offering a 3%, 5% or 7% Solution, or (iii) the Annual Ratchet Enhanced Death Benefit. The Percent Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 70 years old at the time of purchase.

The death benefit applies on the first person to die of the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is the surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive due proof of death at our Customer
Service Center. If your beneficiary elects not to take the death benefit at the time of your death, the death benefit in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

Under the Standard Death Benefit, if you die before the annuity start
          ----------------------
date, your beneficiary will receive the greatest of:
   1) the contract value;
   2) the total premium payments made under the Contract after subtracting any withdrawals; or
   3) the cash surrender value.

Under the Percent Solution Enhanced Death Benefit, if you die before
          ---------------------------------------
the annuity start date, your beneficiary will receive the greatest of:
   1) the contract value;
   2) the total premium payments made under the Contract after subtracting any withdrawals;
   3) the cash surrender value; or
   4) the enhanced death benefit, which we determine as follows: we credit interest each business day at of the enhanced death benefit annual effective rate* to the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, then we subtract any withdrawals made since the preceding day, then we adjust for any market value adjustment, and then we subtract any associated surrender charges. If you select the 7% interest rate, there is a maximum enhanced death benefit of 2 times all premium payments, less an amount to reflect withdrawals.

      *Note: You select the enhanced death benefit interest rate of 3%, 5% or 7% when you purchase the Contract. The interest rate used for calculating the death benefit for the Liquid Asset and Limited Maturity Bond investment portfolios will be the lesser of the enhanced death benefit annual effective rate you selected or the net rate of return for such portfolios during the applicable period. The interest rate used for calculating the death benefit for your investment in the fixed account will be the lesser of the enhanced death benefit annual effective rate you selected or the interest credited to such investment during the applicable period. The investments you select will affect your maximum death benefit as explained above.

Under the Annual Ratchet Enhanced Death Benefit, if you die before the
          -------------------------------------
annuity start date, your beneficiary will receive the greatest of:
   1) the contract value;
   2) the total premium payments made under the Contract after subtracting any withdrawals;
   3) the cash surrender value; or
   4) the enhanced death benefit, which is determined as follows: On each contract anniversary that occurs on or before the contract owner turns age 70, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit. On all other days, the enhanced death benefit is the following amount: On a daily basis, we first take the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, and then we subtract any withdrawals made since the preceding day, then we adjust for any market value adjustment, and then we subtract for any associated surrender charges. That amount becomes the new enhanced death benefit.

Note: In all cases described above, amounts could be reduced by premium taxes owed and not previously deducted. The enhanced death benefits may not be available in all states. Please refer to the Contract for more details.

10.  OTHER INFORMATION

     Free Look.  If you cancel the Contract within 10 days after you
      ---------
receive it, you will receive a full refund of the contract value (including charges and as adjusted for any market value adjustment).
If applicable state law requires a longer free look period, or the return of the premium paid, the Company will comply. Unless your state requires us to return your premium payment, you bear the investment risk during the free look period; therefore, the contract value returned may be greater or less than your premium payment. Your contract value will be determined at the close of business on the day we receive a written request for a refund.

      Transfers among Investment Portfolios and the Fixed Account.  You can
      -----------------------------------------------------------
make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. Currently there is no charge for transfers, and we do not limit the number of transfers. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw.


      No Probate.  In most cases, when you die, the person you choose as
      ----------
your beneficiary will receive the death benefit without going through probate.

      Additional Features.  This Contract has other features you may be
   -------------------
interested in.  These include:

          Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the fixed account with either a 6-month or 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment.

          Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any withdrawal charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

          Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing.

11. INQUIRIES If you need more information after reading this prospectus, please contact us at:

      Customer Service Center
      P.O. Box 8794
      Wilmington, DE  19899-8794
      (800) 366-0066

or your registered representative.

GOLDEN AMERICAN LIFE INSURANCE COMPANY

                            December ____, 1998
                   DEFERRED COMBINATION VARIABLE AND
                        FIXED ANNUITY PROSPECTUS
                        GOLDENSELECT VALUE PLUS

-----------------------------------------------------------------------

This prospectus describes GOLDENSELECT VALUE PLUS, a deferred variable annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

The Contract provides a means for you to invest your premium payments in one or more of 24 investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract are:

     THE GCG TRUST:                     MANAGER:

     Multiple Allocation Series         Zweig Advisors, Inc.
     Fully Managed Series               T. Rowe Price Associates, Inc.
     Capital Appreciation Series        INVESCO (NY), Inc.
     Rising Dividends Series            Kayne Anderson Investment Management, LLC
     All-Growth Series                  Pilgrim, Baxter & Associates, Ltd.
     Real Estate Series                 EII Realty Securities, Inc.
     Hard Assets Series                 Van Eck Associates Corporation
     Value Equity Series                Eagle Asset Management, Inc.
     Strategic Equity Series            Zweig Advisors Inc.
     Small Cap Series                   Fred Alger Management, Inc.
     Emerging Markets Series            Putnam Investment Management, Inc.
     Managed Global Series              Putnam Investment Management, Inc.
     Growth Opportunities Series        Montgomery Asset Management, LLC
     Developing World Series            Montgomery Asset Management, LLC
     Growth & Income Series             Robertson, Stephens & Company Investment Management, L.P.
     Value + Growth Series              Robertson, Stephens & Company Investment Management, L.P.
     Mid-Cap Growth Series              Massachusetts Financial Services Company
     Total Return Series                Massachusetts Financial Services Company
     Research Series                    Massachusetts Financial Services Company
     Global Fixed Income Series         Baring International Investment Limited (an affiliate)
     Limited Maturity Bond Series       ING  Investment Management, LLC (an affiliate)
     Liquid Asset Series                ING  Investment Management, LLC (an affiliate)
     PIMCO VARIABLE INSURANCE TRUST:

     PIMCO High Yield Bond Portfolio    Pacific Investment Management Company
     PIMCO StocksPLUS Growth            Pacific Investment Management Company
       and Income Portfolio

The above investment portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "portfolios" or "investment portfolios" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 6 months, and 1, 3, 5, 7 and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. For Contracts sold in some states, not all Fixed Interest Allocations or investment portfolios are available. You have a right to return a Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information, dated [[December ___, 1998]] has been filed with the Securities and Exchange Commission. It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 8794, Wilmington, DE 19899-8794 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the Statement of Additional Information ("SAI") is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

------------------------------------------------------------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE GCG TRUST OR THE PIMCO TRUST IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE
CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE GCG TRUST AND THE PIMCO TRUST.

------------------------------------------------------------------------
                              TABLE OF CONTENTS
------------------------------------------------------------------------

                                                                    PAGE
Index of Special Terms.............................................   1
Fees and Expenses..................................................   2
Performance Information............................................   5
   Accumulation Unit...............................................   5
   Net Investment Factor...........................................   5
   Financial Statements............................................   6
   Performance Information.........................................   6
Golden American Life Insurance Company.............................   7
The GCG Trust and the PIMCO Trust..................................   7
Golden American Separate Account B.................................   7
The Investment Portfolios..........................................   8
   Investment Objectives...........................................   8
   Portfolio Management Fees.......................................  10
The Fixed Interest Allocation......................................  10
   Selecting a Guaranteed Interest Period..........................  11
   Guaranteed Interest Rates.......................................  11
   Transfers from a Fixed Interest Allocation......................  11
   Withdrawals from a Fixed Interest Allocation....................  12
   Market Value Adjustment.........................................  12
The Annuity Contract...............................................  13
   Contract Date and Contract Year.................................  13
   Annuity Start Date..............................................  13
   Contract Owner..................................................  13
   Annuitant.......................................................  14
   Beneficiary.....................................................  14
   Purchase and Availability of Contract...........................  15
   Crediting of Premium Payments...................................  15
   Contract Value .................................................  15
   Cash Surrender Value............................................  16
   Surrendering to Receive the Cash Surrender Value................  16
   Addition, Deletion or Substitution of Investment Portfolios
     and Other Changes.............................................  16
   The Fixed Account...............................................  16
   Other Important Provisions......................................  17
Withdrawals........................................................  17
   Regular Withdrawals.............................................  17
   Systematic Withdrawals..........................................  17
   IRA Withdrawals.................................................  18
Transfers Among Your Investments...................................  18
   Dollar Cost Averaging...........................................  19
   Automatic Rebalancing...........................................  20
Death Benefit Choices..............................................  20
   Death Benefit During the Accumulation Phase.....................  20
      Standard Death Benefit.......................................  20
      Enhanced Death Benefits......................................  20
   Death Benefit During the Income Phase...........................  21
Charges and Fees...................................................  21
   Charge Deduction Portfolio......................................  22
   Charges Deducted from the Contract Value........................  22
      Surrender Charge.............................................  22
      Surrender Charge for Excess Withdrawals......................  22
      Premium Taxes................................................  23
      Administrative Charge........................................  23
      Excess Transfer Charge.......................................  23
   Charges Deducted from the Portfolios............................  23
      Mortality and Expense Risk Charge............................  23
      Asset-Based Administrative Charge............................  23
   Trust Expenses..................................................  23
The Annuity Options................................................  24
   Annuitization of Your Contract..................................  24
   Selecting the Annuity Start Date................................  24
   Frequency of Annuity Payments...................................  25

                                   (i)

                                                                    PAGE
   The Annuity Options.............................................  25
      Income for a Fixed Period....................................  25
      Income for Life with a Period Certain........................  25
      Joint Life Income............................................  25
      Annuity Plan.................................................  25
   Payment When Named Person Dies..................................  25
Other Contract Provisions..........................................  26
   Reports to Contract Owners......................................  26
   Suspension of Payments..........................................  26
   In Case of Errors in your Application...........................  26
   Assigning the Contract as Collateral............................  26
   Contract Changes-Applicable Tax Law.............................  26
   Free Look.......................................................  26
   Group or Sponsored Arrangements.................................  26
   Selling the Contract............................................  27
Other Information..................................................  27
   Voting Rights...................................................  27
   Year 2000 Problem...............................................  27
   State Regulation................................................  27
   Legal Proceedings...............................................  27
   Legal Matters...................................................  28
   Experts.........................................................  28
Federal Tax Considerations.........................................  28
More Information About Golden American.............................  33
Financial Statements of Golden American Life Insurance Company.....  55
Statement of Additional Information
   Table of Contents...............................................  90
Appendix A.........................................................  A1
   Market Value Adjustment Examples................................  A1
Appendix B.........................................................  B1
   Surrender Charge for Excess Withdrawals Example.................  B1

                                   (ii)

-----------------------------------------------------------------------
                        INDEX OF SPECIAL TERMS
-----------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                     PAGE
Accumulation Unit                                  5
Annual Ratchet Enhanced Death Benefit             21
Annuitant                                         14
Annuity Start Date                                13
Cash Surrender Value                              16
Contract Date                                     13
Contract Owner                                    13
Contract Value                                    15
Contract Year                                     13
Fixed Interest Allocation                         10
Free Withdrawal Amount                            22
Market Value Adjustment                           12
Percent Solution Enhanced Death Benefit           21
Standard Death Benefit                            20

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the
Contract:

TERM USED IN THIS PROSPECTUS       CORRESPONDING TERM USED IN THE CONTRACT

Accumulation Unit                  Index of Investment Experience
Annuity Start Date                 Annuity Commencement Date
Contract Owner                     Owner or Certificate Owner
Contract Value                     Accumulation Value
Excess Transfer Charge             Excess Allocation Charge
Fixed Interest Allocation          Fixed Allocation
Free Look Period                   Right to Examine Period
Guaranteed Interest Period         Guarantee Period
Investment Portfolio(s)            Division(s)
Net Investment Factor              Experience Factor
Regular Withdrawals                Conventional Partial Withdrawals
Withdrawals                        Partial Withdrawals

-----------------------------------------------------------------------
                              FEES AND EXPENSES
-----------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*

   Surrender Charge:

     Complete Years Elapsed        0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
       since premium payment          |     |     |     |     |     |     |
     Surrender Charge              6% |  6% |  6% |  5% |  4% |  3% |  1% |  0%

   Transfer Charge.............................  None**

   * A Market Value Adjustment may apply to certain transactions, which may increase or decrease your contract value and/or your transfer or surrender amount.

   ** We may in the future charge $25 per transfer if you make more than 12 transfers in a contract year.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE
   Administrative Charge.......................  $30
   (The administrative charge will be $30 or 2% of your contract value, whichever is less.)

SEPARATE ACCOUNT ANNUAL CHARGES***

                                               Standard        Enhanced Death Benefit
                                             Death Benefit         Annual Ratchet
                                             -------------         --------------
     Mortality and Expense Risk Charge......     0.85%                  0.95%
     Asset Based Administrative Charge......     0.15%                  0.15%
     Total Separate Account Expenses........     1.00%                  1.10%


                                              Percent Solution Enhanced Death Benefit
                                              ---------------------------------------
                                             3% Solution    5% Solution    7% Solution
                                             -----------    -----------    -----------
     Mortality and Expense Risk Charge......    0.90%          1.05%           1.20%
     Asset Based Administrative Charge......    0.15%          0.15%           0.15%
     Total Separate Account Expenses........    1.05%          1.20%           1.35%

     ***As a percentage of assets in each investment portfolio.

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio or on the combined average daily net assets of the indicated groups of portfolios):

  -----------------------------------------------------------------------------------------------------------
  |                                                |              |                    |                    |
  |                                                |              |       OTHER        |      TOTAL         |
  |                                                |              |    EXPENSES(2)     |     EXPENSES       |
  |                                                |  MANAGEMENT  |   AFTER EXPENSE    |   AFTER EXPENSE    |
  |   PORTFOLIO                                    |    FEES(1)   |  REIMBURSEMENT(3)  |  REIMBURSEMENT(3)  |
  |                                                |              |                    |                    |
  |---------------------------------------------------------------------------------------------------------|
  |   Multiple Allocation, Fully Managed, Capital  |              |                    |                    |
  |   Appreciation, Rising Dividends, All-Growth,  |              |                    |                    |
  |   Real Estate, Hard Assets, Value Equity,      |              |                    |                    |
  |   Strategic Equity, Small Cap                  |     0.98%    |        0.01%       |        0.99%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Growth Opportunities, Growth & Income,       |              |                    |                    |
  |   Value + Growth                               |     1.10%    |        0.01%       |        1.11%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Managed Global                               |     1.25%    |        0.11%       |        1.36%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Emerging Markets, Developing World           |     1.75%    |        0.05%       |        1.80%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Mid-Cap Growth, Total Return                 |     0.96%    |        0.01%       |        0.97%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Research                                     |     0.96%    |        0.00%(3)    |       0.96%(3)     |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Global Fixed Income                          |     1.60%    |       0.00%(3)     |       1.60%(3)     |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   Limited Maturity Bond, Liquid Asset          |     0.60%    |       0.01%        |       0.61%        |
  |                                                |              |                    |                    |
  -----------------------------------------------------------------------------------------------------------

Other Expenses are based on actual expenses for fiscal year ended
December 31, 1997, except for newly formed portfolios and portfolios that had not commenced operations as of December 31, 1997 where the charges have been estimated.
   (1) Fees decline as combined assets increase. See the prospectus for the GCG Trust for more information.
   (2) Other Expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets.
   (3) Directed Services, Inc. is currently reimbursing expenses and waiving management fees to maintain Total Expenses at 0.96% for the Research portfolio and 1.60% for the Global Fixed Income portfolio as shown. This agreement will remain in place through December 31, 1999. Without this Agreement, and based on current estimates, Total Expenses for the Research and Fixed Income portfolios would be 0.97% and 1.65%, respectively.

THE PIMCO TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):


  -----------------------------------------------------------------------------------------------------------
  |                                                |              |                    |                    |
  |                                                |   ADVISORY   |       OTHER        |       TOTAL        |
  |   PORTFOLIO                                    |     FEES     |      EXPENSES      |      EXPENSES      |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |   PIMCO High Yield Bond                        |     0.50%    |        0.25%       |        0.75%       |
  |                                                |              |                    |                    |
  |------------------------------------------------|--------------------------------------------------------|
  |                                                |              |                    |                    |
  |   PIMCO StocksPLUS Growth and Income           |     0.40%    |        0.25%       |        0.65%       |
  |                                                |              |                    |                    |
  -----------------------------------------------------------------------------------------------------------


Other Expenses are estimated since, as of December 31, 1997, these portfolios had not yet commenced operations.

The purpose of the foregoing tables is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. See the prospectuses of the GCG Trust and the PIMCO Trust for additional information on portfolio expenses.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below. See "Charges and Fees -- Charges Deducted from the Contract Value."

Examples:
--------
In the following examples, surrender charges may apply if you choose to annuitize within the first 3 contract years. The examples assume election of the Percent Solution Enhanced Death Benefit with a 7%
Solution and are based on an assumed 5% annual return.

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

     THE GCG TRUST                  1 YEAR         3 YEARS

     Multiple Allocation..........  $84.14         $124.30
     Fully Managed................  $84.14         $124.30
     Capital Appreciation.........  $84.14         $124.30
     Rising Dividends.............  $84.14         $124.30
     All-Growth...................  $84.14         $124.30
     Real Estate..................  $84.14         $124.30
     Hard Assets..................  $84.14         $124.30
     Value Equity.................  $84.14         $124.30
     Strategic Equity.............  $84.14         $124.30
     Small Cap....................  $84.14         $124.30
     Emerging Markets.............  $92.22         $158.38
     Managed Global...............  $88.35         $146.93
     Growth Opportunities.........  $86.34         $140.97
     Developing World.............  $92.22         $158.39
     Growth & Income..............  $86.34         $140.97
     Value + Growth...............  $86.34         $140.97
     Mid-Cap Growth...............  $83.94         $133.70
     Total Return.................  $83.94         $133.70
     Research.....................  $83.84         $133.39
     Global Fixed Income..........  $90.23         $152.50
     Limited Maturity Bond........  $80.33         $122.79
     Liquid Asset.................  $80.33         $122.79

     THE PIMCO TRUST
     PIMCO High Yield Bond........  $81.73         $127.04
     PIMCO StocksPLUS Growth
       and Income.................  $80.73         $124.00

If you do not surrender your Contract or if you annuitize on the annuity start date, you would pay the following expenses for each $1,000 invested:

     THE GCG TRUST                  1 YEAR        3 YEARS

     Multiple Allocation..........  $24.14        $74.30
     Fully Managed................  $24.14        $74.30
     Capital Appreciation.........  $24.14        $74.30
     Rising Dividends.............  $24.14        $74.30
     All-Growth...................  $24.14        $74.30
     Real Estate..................  $24.14        $74.30
     Hard Assets..................  $24.14        $74.30
     Value Equity.................  $24.14        $74.30
     Strategic Equity.............  $24.14        $74.30
     Small Cap....................  $24.14        $74.30
     Emerging Markets.............  $32.22        $98.39
     Managed Global...............  $28.35        $86.93
     Growth Opportunities.........  $26.34        $80.97
     Developing World.............  $32.22        $98.39
     Growth & Income..............  $26.34        $80.97
     Value + Growth...............  $26.34        $80.97
     Mid-Cap Growth...............  $23.94        $83.94
     Total Return.................  $23.94        $83.94
     Research.....................  $23.84        $73.39
     Global Fixed Income..........  $30.23        $92.50
     Limited Maturity Bond........  $20.33        $62.79
     Liquid Asset.................  $20.33        $62.79

     THE PIMCO TRUST
     ---------------
     PIMCO High Yield Bond........  $21.73        $67.04
     PIMCO StocksPLUS Growth
       and Income.................  $20.73        $64.00


The examples above reflect the annual administrative charge as an annual charge of 0.04% of assets (based on an average contract value of $70,000). If a different death benefit or a different Percent Solution is elected instead of the Percent Solution Enhanced Death Benefit with a 7% Solution used in the examples, the actual expenses will be less than those represented in the examples.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.


-----------------------------------------------------------------------
                              PERFORMANCE INFORMATION
-----------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each investment portfolio of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the portfolio.
The Net Investment Factor is calculated as follows:
   (1) We take the net asset value of the portfolio at the end of each business day.

   (2) We add to (1) the amount of any dividend or capital gains distribution declared for the investment portfolio and reinvested in such portfolio. We subtract from that amount a charge for our taxes, if any.
   (3) We divide (2) by the net asset value of the portfolio at the end of the preceding business day.
   (4) We then subtract the applicable daily mortality and expense risk charge and the daily asset based administrative charge from each portfolio.

Calculations for the investment portfolios are made on a per share basis.

FINANCIAL STATEMENTS

The audited financial statements of Golden American Separate Account B for the years ended December 31, 1997 and 1996 are included in the Statement of Additional Information. The unaudited financial statements of Golden American for the period ended September 30, 1998 and the audited financial statements for the years ended December 31, 1997, 1996, and 1995 are included in this prospectus.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the investment portfolios, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset portfolio, quotations of yield for the portfolios will be based on all investment income per unit (contract value divided by the accumulative unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 3, 5 and 10 year periods, or lesser periods depending on how long the portfolio of Separate Account B has been in existence. We may show other total returns for periods less than one year. Total return figures will be based on the actual historic performance of the investment portfolios of Separate Account B, assuming an investment at the beginning of the period, withdrawal of the investment at the end of the period, and the deduction of all applicable portfolio and contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. Quotations of average annual return for the Managed Global portfolio take into account the period before September 3, 1996, during which it was maintained as a portfolio of Golden American Separate Account D. In addition, we may present historic performance data for the mutual fund portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the investment portfolios of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

Current yield for the Liquid Asset portfolio is based on income generated over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset portfolio in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining portfolios on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period.

We may compare performance information for a portfolio to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any portfolio based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the portfolio and market conditions.
Please keep in mind that past performance is not a guarantee of future results.


-----------------------------------------------------------------------
                GOLDEN AMERICAN LIFE INSURANCE COMPANY
-----------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company. Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa") which is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company with over $307.6 billion in assets as of December 31, 1997. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. Golden American's financial statements appear in this prospectus.

Equitable of Iowa is the holding company for Golden American, Directed Services, Inc., the investment manager of the GCG Trust, and other interests. Equitable of Iowa and another ING affiliate own ING Investment Management, LLC, a portfolio manager of the GCG Trust. ING also owns Baring International Investment Limited, another portfolio manager of the GCG Trust.

Our principal office is located at 1001 Jefferson Street, Wilmington, Delaware 19801. For more information, see "More Information About Golden American."


-----------------------------------------------------------------------
                    THE GCG TRUST AND THE PIMCO TRUST
-----------------------------------------------------------------------

The GCG Trust is a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance policies offered by Golden American. The GCG Trust also sells its shares to separate accounts of other insurance companies, both affiliated and not affiliated with Golden American. Pending Securities and Exchange Commission approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans.

The PIMCO Trust is also a mutual fund. The portfolios of the PIMCO Trust sell their shares to separate accounts of insurance companies, including Golden American, for both variable annuity contracts and variable life insurance policies and by qualified pension and retirement plans.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees of the GCG Trust and the PIMCO Trust, Directed Services, Inc., Pacific
Investment Management Company and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise.

YOU WILL FIND COMPLETE INFORMATION ABOUT THE GCG TRUST AND THE PIMCO TRUST IN THE ACCOMPANYING TRUSTS' PROSPECTUSES. YOU SHOULD READ THEM CAREFULLY BEFORE INVESTING.



-----------------------------------------------------------------------
                  GOLDEN AMERICAN SEPARATE ACCOUNT B
-----------------------------------------------------------------------

Golden American Separate Account B ("Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Account B but such assets are kept separate from our other accounts.

Account B purchases shares of the mutual fund portfolios of the GCG Trust and the PIMCO Trust. Each mutual fund portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the portfolio of Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from the investment portfolios whose assets we attribute to other variable annuity contracts supported by Account B. If the assets in Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

We currently offer other variable annuity contracts that invest in Account B but are not discussed in this prospectus. Account B may also invest in other investment portfolios which are not available to your Contract.

-----------------------------------------------------------------------
                         THE INVESTMENT PORTFOLIOS
-----------------------------------------------------------------------

During the accumulation phase, you may allocate your premium payments and contract value to any of the 24 portfolios listed below. You bear the entire investment risk for amounts you allocate to the portfolios and may lose your principal.

INVESTMENT OBJECTIVES

The investment objective of each portfolio is set forth below. You should understand that there is no guarantee that any portfolio will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio managers anticipate changing economic and market conditions. More detailed information about the investment portfolios can be found in the prospectuses for the GCG Trust and the PIMCO Trust. You should read these prospectuses before investing.

INVESTMENT PORTFOLIO          INVESTMENT OBJECTIVE
--------------------          ----------------------------------------------------
Multiple Allocation           Seeks the highest total return, consisting of
                              capital appreciation and current income,
                              consistent with the preservation of capital and
                              elimination of unnecessary risk.

                              Invests primarily in equity and debt securities.
                              ----------------------------------------------------

Fully Managed                 Seeks high total investment return over the long
                              term, consistent with the preservation of
                              capital and with prudent investment risk.

                              Pursues an active asset allocation strategy whereby
                              investments are allocated among debt securities,
                              equity securities and money market instruments.
                              ----------------------------------------------------

Capital Appreciation          Seeks long-term capital growth.

                              Invests in common stocks and preferred stock
                              that are allocated by the portfolio manager
                              among growth and value categories.  Securities
                              eligible for the value category may include real
                              estate stocks.
                              ----------------------------------------------------

Rising Dividends              Seeks capital appreciation, with dividend income
                              as a secondary objective.

                              Invests in equity securities that meet the
                              following four criteria: consistent dividend
                              increases; substantial dividend increases;
                              reinvested profits; and an under-leveraged
                              balance sheet.
                              ----------------------------------------------------


All-Growth                    Seeks capital appreciation.

                              Invests in securities selected by the portfolio
                              manager for their long-term growth prospects.
                              ----------------------------------------------------

Real Estate                   Seeks capital appreciation, with current income
                              as a secondary objective.

                              Invests in publicly traded real estate equity
                              securities.
                              ----------------------------------------------------
                                   8

Hard Assets                   Seeks long-term capital appreciation.

                              Invests in equity and debt securities of
                              companies engaged in the exploration,
                              development, production, management, and
                              distribution of hard assets.  This is a non-
                              diversified portfolio.
                              ----------------------------------------------------

Value Equity                  Seeks capital appreciation with a secondary
                              objective of dividend income.

                              Invests primarily in equity securities of U.S.
                              and foreign issuers indicate above financial
                              soundness and high intrinsic value.
                              ----------------------------------------------------

Strategic Equity              Seeks long-term capital appreciation.

                              Invests primarily in equity securities based on
                              various equity market timing techniques.
                              ----------------------------------------------------

Small Cap                     Seeks long-term capital appreciation.

                              Invests primarily in equity securities of
                              companies that have a total market
                              capitalization within the range of companies in
                              the Russell 2000 Growth Index.
                              ----------------------------------------------------

Emerging Markets              Seeks long-term capital appreciation.

                              Invests primarily in equity securities of
                              companies that are in emerging market countries
                              in the Pacific Basin, Latin America and
                              elsewhere.  Income is not an objective, any
                              production of current income is incidental to
                              the objective of capital growth.
                              ----------------------------------------------------

Managed Global                Seeks capital appreciation.

                              Invests primarily in common stocks of both
                              domestic and foreign issuers.  This is
                              a non-diversified portfolio.
                              ----------------------------------------------------

Growth Opportunities          Seeks capital appreciation.

                              Invests primarily in equity securities of
                              domestic companies emphasizing companies with
                              market capitalizations of $1 billion or more.
                              ----------------------------------------------------

Developing World              Seeks capital appreciation.

                              Invests primarily in equity securities of
                              companies in developing or emerging countries.
                              ----------------------------------------------------

Mid-Cap Growth                Seeks long-term growth of capital.

                              Invests primarily in equity securities with
                              medium market capitalization.
                              ----------------------------------------------------

Research Seeks long-term growth of capital and future income.

                              Invests primarily in common stocks or securities
                              convertible into common stocks of companies
                              believed to have better than average prospects
                              for long-term growth.
                              ----------------------------------------------------

Total Return                  Seeks above-average income consistent with
                              prudent employment of capital.

                              Invests primarily in equity securities.
                              ----------------------------------------------------

Growth & Income               Seeks long-term total return.

                              Invests primarily in equity and debt securities,
                              focusing on small-and mid-cap
                              companies that offer potential appreciation,
                              current income, or both.
                              ----------------------------------------------------

Value + Growth                Seeks capital appreciation.

                              Invests primarily in mid-cap growth companies
                              with favorable relationships between
                              price/earnings ratios and growth rates.  Mid-cap
                              companies are those with market capitalizations
                              ranging from $750 million to approximately $2.0
                              billion.
                              ----------------------------------------------------

Global Fixed Income           Seeks high total return.

                              Invests in both domestic and foreign debt
                              securities and related foreign currency
                              transactions.  The total return will be sought
                              through a combination of current income, capital
                              gains and gains in currency positions.
                              ----------------------------------------------------
                                   9

Limited Maturity              Seeks highest current income consistent with low
  Bond                        risk to principal and liquidity.  Also seeks to
                              enhance its total return through capital appreciation
                              when market factors indicate that capital appreciation
                              may be available without significant risk
                              to principal.

                              Invests primarily in diversified limited
                              maturity debt securities with average maturity
                              dates of five years or shorter and in no cases
                              more than 7 years.
                              ----------------------------------------------------

Liquid Asset                  Seeks high level of current income consistent
                              with the preservation of capital and liquidity.

                              Invests in obligations of the U.S. Government
                              and its agencies and instrumentali-ties, bank
                              obligations, commercial paper and short-term
                              corporate debt securities.
                              All securities will mature in less than 1 year.
                              ----------------------------------------------------

PIMCO High Yield              Seeks to maximize total return.
  Bond
                              Invests in at least 65% of its assets in a
                              diversified portfolio of junk bonds rated at
                              least B by Moody's Investor Services, Inc. or
                              Standard & Poor's Rating Services or, if
                              unrated, determined to be of comparable quality.
                              ----------------------------------------------------

PIMCO StocksPLUS              Seeks total return that exceeds the total return
  Growth and Income           of the S&P 500.

                              Invests in common stocks, options, futures,
                              options on futures and swaps consistent with
                              strategy to exceed the performance of the
                              Standard & Poor's 500 Composite Stock Price
                              Index.
                              ----------------------------------------------------


PORTFOLIO MANAGEMENT FEES

Directed Services, Inc. serves as the overall manager of the GCG Trust and PIMCO serves as the overall adviser to the PIMCO Trust. Directed Services, Inc. and PIMCO provide or procure, at their own expense, the services necessary for the operation of the portfolios. See the cover page of this prospectus for the names of the corresponding portfolio managers. Directed Services, Inc. and PIMCO do not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

The GCG Trust pays Directed Services, Inc. for its services a monthly fee based on the annual rates of the average daily net assets of the portfolios. Directed Services, Inc. (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

The PIMCO Trust pays PIMCO a monthly advisory fee and a monthly administrative fee of 0.25% based on the average daily net assets of each of the portfolios for managing the assets of the portfolios and for administering the PIMCO Trust.

More detailed information about each portfolio's management fees can be found in the prospectuses for the GCG Trust and the PIMCO Trust. You should read these prospectuses before investing.


-----------------------------------------------------------------------
                     THE FIXED INTEREST ALLOCATION
-----------------------------------------------------------------------

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the fixed account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 6 months, 1, 3, 5, 7, and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period.
Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A market value adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU MAY RECEIVE LESS THAN YOUR PRINCIPAL IF WE TAKE A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered. In addition, we also offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. For more information, see "Transfers Among Your Investments - Dollar Cost Averaging."

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited, as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you hold it until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts.
We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year.

We may from time to time in our discretion offer interest rate specials for new premiums that are higher than the then current base interest rate. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the investment portfolios of Account B. Unless you tell us the Fixed Interest Allocations from which such transfers will be made, we will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request.

The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation offered only with dollar cost averaging, cancelling dollar cost averaging will cause a transfer which is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the investment portfolios and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available.
You must notify us which investment portfolio(s) or new guaranteed interest period(s) you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or goes beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a portfolio specially designated by the Company for such purpose. Currently we use the Liquid Asset portfolio for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. See "Charges and Fees." Withdrawals may have federal income tax consequences, including a 10% penalty tax.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will not assess your withdrawal against any Fixed Interest Allocations unless the withdrawal exceeds the contract value in the investment portfolios of Account B. If there is no contract value in those investment portfolios, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT

We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging programs) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date. A Market Value Adjustment may decrease, increase or have no effect on your contract value.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

                    (   1+I   )N/365
                    (---------)         -1
                    (1+J+.0050)

Where,
     o "I" is the Index Rate for the affected Fixed Interest Allocation as of the first day of its guaranteed interest period;

     o  "J" is equal to the following:

        (1) If calculated for a Fixed Interest Allocation of 1 year or more, then "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining (rounded up to the next full year except in Pennsylvania) in the guaranteed interest period;

        (2) If calculated for a Fixed Interest Allocation of 6 months, then "J" is the Index Rate for a new Fixed Interest
             Allocation with a guaranteed interest period of 6 months; and

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average currently is based on the period starting from the 22nd day of the calendar month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.


-----------------------------------------------------------------------
                         THE ANNUITY CONTRACT
-----------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the GCG Trust and the PIMCO Trust funded by Golden American Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through Golden American's Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit when due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit. If no beneficial owner of the Trust has been designated, the availability of enhanced death benefits will be based on the age of the annuitant at the time you purchase the Contract.

   JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner. The age of the older owner will determine the applicable death benefit.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable). If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

   CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

PURCHASE AND AVAILABILITY OF THE CONTRACT

The initial premium payment must be $25,000. You may make additional payments of $1,000 or more at any time after the free look period. Under certain circumstances, we may waive the minimum premium payment requirement. You may make premium payments over $1,000,000 with our prior consent.

We will issue a Contract only if both the annuitant and the contract owner are not older than age 85.

CREDITING OF PREMIUM PAYMENTS

We will allocate your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments received in good order will be credited to a Contract within 1 business day. We may retain premium payments for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you directs us to hold the premium payment until the application is completed. Once the completed application is received, we will allocate the payment within 2 business days. We will make inquiry to discover any missing information related to subsequent payments. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment.

Upon allocation to the selected investment portfolios of Account B, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular portfolio by the value of an accumulation unit for the portfolio to determine the number of accumulation units of the portfolio to be held in Account B with respect to the Contract. The net investment results of each portfolio vary primarily with its investment performance.

In some states, we may require that an initial premium designated for a portfolio of Account B or the Fixed Account be allocated to a portfolio specially designated by the Company (currently, the Liquid Asset portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the portfolios you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each portfolio. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate those premiums to the specially designated portfolio during the free look period.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in your Fixed Interest Allocations, and (b) the contract value in each investment portfolio in which you are invested.

   CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocation(s) is the sum of premium payments allocated to the Fixed Interest Allocation(s) under the Contract, plus credited interest, minus any transfers and withdrawals, contract fees and premium taxes.

   CONTRACT VALUE IN THE INVESTMENT PORTFOLIOS. On the contract date, the contract value in your investment portfolios is equal to the initial premium paid and designated to be allocated in investment portfolios. On the contract date, we allocate your contract value to each investment portfolio and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation will be allocated to a portfolio specially designated by the Company during the free look period for this purpose.

On each business day after the contract date, we calculate the amount of contract value in each investment portfolio as follows:
   (1) We take the contract value in the portfolio at the end of the preceding business day.

   (2) We multiply (1) by the portfolio's net rate of return since the preceding business day.

   (3)  We add (1) and (2).

   (4) We add to (3) any additional premium payments, and then add or subtract allocations to or from that portfolio.

   (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the investment portfolios, and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, and any other charges incurred but not yet deducted. Finally, we adjust for any Market Value Adjustment.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated portfolio (currently the Liquid Asset portfolio) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENT PORTFOLIOS AND OTHER
CHANGES

We may make additional investment portfolios available to you under the Contract.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the Securities and Exchange Commission (and any other regulatory agency, if required) substitute another portfolio for existing and future investments.

We also reserve the right to: (i) deregister Account B under the 1940 Act; (ii) operate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Account B; and (v) combine Account B with other accounts.

We will of course provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit Choices," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.


-----------------------------------------------------------------------
                             WITHDRAWALS
-----------------------------------------------------------------------

Any time during the accumulation phase and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. See "Charges and Fees--Surrender Charge for Excess Withdrawals." You need to submit to us a written request specifying the Fixed Interest Allocations or investment portfolios from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of your investment portfolios. If there is not enough contract value in the investment portfolios, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made. For administrative purposes, we will transfer your money to a specially designated portfolio (currently, the Liquid Asset portfolio) prior to processing the withdrawal. This transfer will have no effect on the amount you withdraw.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. A regular withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment.

SYSTEMATIC WITHDRAWALS

You may choose to receive automatic systematic withdrawals on a monthly, quarterly, or annual basis from your contract value in the investment portfolios or the Fixed Interest Allocations. You may elect payments to start as early as 28 days after the contract date. You select the date on which the withdrawals will be made but this date cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of each month as the contract date. Each withdrawal payment must be at least $100.

The amount of your withdrawal can either be a fixed dollar amount or an amount based on a percentage of the premiums not previously withdrawn from the portfolios in which you are invested. Both options are subject to the following maximums:


                    FREQUENCY           MAXIMUM PERCENTAGE
                    ---------           ------------------
                    Monthly                   0.833%
                    Quarterly                 2.50%
                    Annual                   10.00%

If you select a fixed dollar amount and the amount to be systematically withdrawn would exceed the applicable maximum percentage of your premiums not previously withdrawn on the withdrawal date, we will reduce the amount withdrawn so that it equals such percentage. If you select a percentage and the amount to be systematically withdrawn based on that percentage would be less than the minimum of $100, we will increase the amount to $100 provided it does not exceed the maximum percentage. If it is below the maximum percentage we will send the $100. If it is above the maximum percentage we will send the amount and then cancel the option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you choose. Systematic withdrawals are not subject to a Market Value Adjustment. A Fixed Interest Allocation may not participate in both the dollar cost averaging program (see "Transfers Among Your Investments") and the systematic withdrawal option at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. You may elect to have this option commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect this if you are taking IRA withdrawals.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by Federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by Federal tax law, distributions adequate to satisfy the requirements imposed by Federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we determine for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax
Considerations" for more details.


-----------------------------------------------------------------------
                         TRANSFERS AMONG YOUR INVESTMENTS
-----------------------------------------------------------------------

You may transfer your contract value among the investment portfolios and Fixed Interest Allocations at the end of the free look period. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgement or in accordance with applicable law.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in an investment portfolio or a Fixed
Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Account B and the Company will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. We require personal identifying information to process a request for transfer made over the telephone.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond portfolio or the Liquid Asset portfolio, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. These portfolios or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other investment portfolio(s) selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other portfolios each month, more units of a portfolio are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond portfolio, the Liquid Asset portfolio or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA
Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the investment portfolio(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period.

Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Asset portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the investment portfolios to which the dollar amount of the source account is to be transferred, we will transfer the money to the investment portfolios in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

We may in the future offer additional portfolios or withdraw any portfolio or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs currently in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the portfolios of Account B, you may elect to have your investments in the portfolios automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the portfolios to maintain the investment blend of your selected portfolios. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the portfolios or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.


-----------------------------------------------------------------------
                         DEATH BENEFIT CHOICES
-----------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when contract owner is not an individual), the contract owner or the first of joint owners dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive proof of death at our Customer Service Center. If the beneficiary elects not to take the death benefit at the time of death, the death benefit in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

You may choose from the following 3 death benefit choices: (1) the Standard Death Benefit; (2) the Percent Solution Enhanced Death Benefits (with 3%, 5% and 7% Solutions currently available); and (3) the

Annual Ratchet Enhanced Death Benefit. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the enhanced death benefit options to new Contracts.

   STANDARD DEATH BENEFIT. You will automatically receive the Standard Death Benefit unless you elect one of the enhanced death benefits. The standard death benefit under the Contract is the greatest of (i) your contract value; (ii) total premium payments less any withdrawals; and
(iii) the cash surrender value.

   ENHANCED DEATH BENEFITS. If the 3%, 5% or 7% Solution Enhanced Death Benefit or the Annual Ratchet Enhanced Death Benefit is elected, the death benefit under the Contract is the greatest of (i) the contract value; (ii) total premium payments less any withdrawals; (iii) the cash surrender value; and (iv) the enhanced death benefit as calculated below.

  ------------------------------------------------------------------------------
  |                                                                            |
  |                 HOW THE ENHANCED DEATH BENEFIT IS CALCULATED               |
  |                                                                            |
  |           PERCENT SOLUTION                       ANNUAL RATCHET            |
  |                                                                            |
  -----------------------------------------------------------------------------|
  |  We credit interest each             |  On each contract anniversary       |
  |  business day at the enhanced        |  that occurs on or before the       |
  |  death benefit annual effective      |  contract owner turns age 70,       |
  |  rate* to the enhanced death         |  we compare the prior enhanced      |
  |  benefit from the preceding day      |  death benefit to the contract      |
  |  (which would be the initial         |  value, and select the larger       |
  |  premium if the preceding day is     |  amount as the new enhanced         |
  |  the contract date), then we add     |  death benefit.                     |
  |  additional premiums paid since      |                                     |
  |  the preceding day, then we          |  On all other days, the enhanced    |
  |  subtract any withdrawals made       |  death benefit is the amount        |
  |  since the preceding day, then we    |  determined below.  We first take   |
  |  adjust for any Market Value         |  the enhanced death benefit from    |
  |  Adjustment,and then                 |  the preceding day (which would be  |
  |  we subtract any associated          |  the initial premium if the         |
  |  surrender charges.                  |  preceding day is the contract      |
  |                                      |  date) and then we add additional   |
  |  **If you select the 7% Solution,    |  premiums paid since the preceding  |
  |  there is amaximum enhanced death    |  day, then we subtract any          |
  |  benefit of two times all            |  withdrawals made since the         |
  |  premium payments, as reduced by     |  preceding day, then we adjust for  |
  |  withdrawals.***  If you select      |  any Market Value Adjustment, and   |
  |  the 3% or 5% Solution, there is     |  then we subtract any associated    |
  |  no maximum on the enhanced          |  surrender charges.  That amount    |
  |  death benefit.                      |  becomes the new enhanced death     |
  |                                      |  benefit.                           |
  |                                      |                                     |
  ------------------------------------------------------------------------------



  * You select the enhanced death benefit interest rate of 3%, 5% or 7% when you purchase the Contract. The actual interest rate used for calculating the death benefit for the Liquid Asset and Limited Maturity Bond investment portfolios will be the lesser of the enhanced death benefit annual effective rate or the net rate of return for such portfolios during the applicable period. The interest rate used for calculating the death benefit for your Fixed Interest Allocation will be the lesser of the enhanced death benefit annual effective rate or the interest credited to such investment during the applicable period. Thus, selecting these investments may limit the enhanced death benefit. If we offer additional investment portfolios in the future, we may restrict those new portfolios from participating in the 7% Solution Enhanced Death Benefit.
  ** Each premium payment reduced by any withdrawals and any associated surrender charges incurred, will continue to grow at the enhanced death benefit interest rate, compounded daily.
  *** Each withdrawal reduces the maximum enhanced death benefit as follows: first, the maximum enhanced death benefit is reduced by the amount of any withdrawal of earnings; then, it is reduced in proportion to the reduction in the contract value for any withdrawal of premium (in each case, including any associated surrender charges) and as adjusted for any Market Value Adjustment. If those withdrawals in a contract year do not exceed 7% of cumulative premiums and did not exceed 7% of cumulative premiums in any prior contract year, such withdrawals will be treated as withdrawals of earnings for the purpose of calculating the maximum enhanced death benefit.

The Percent Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are available only at the time you purchase your Contract and only if the contract owner or annuitant (when the contract owner is other than an individual) is not more than 70 years old at the time of purchase. The Percent Solution Enhanced Death Benefit may not be available where a Contract is held by joint owners.


DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.


-----------------------------------------------------------------------
                           CHARGES AND FEES
-----------------------------------------------------------------------

We deduct the charges described below to cover our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a charge will not always correspond to the actual costs associated. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, we may use such profits to finance the distribution of contracts.

CHARGE DEDUCTION PORTFOLIO

You may elect to have all charges against your contract value deducted directly from a single portfolio designated by the Company. Currently we use the Liquid Asset portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated portfolio, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE

We deduct the following charges proportionately from all portfolios in which you are invested. If there is no contract value in those portfolios, we will deduct charges from your Fixed Interest Allocations starting with the guarantee interest periods nearest their maturity dates until such charges have been paid. The charges we deduct are:

   SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment.
This charge is made to cover sales expenses that we have incurred.
We may in the future reduce or waive the surrender charge in certain situations but will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

     Complete Years Elapsed        0  |  1  |  2  |  3  |  4  |  5  |  6  |  7+
       since premium payment          |     |     |     |     |     |     |
     Surrender Charge              6% |  6% |  6% |  5% |  4% |  3% |  1% |  0%

We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60 day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness.

See your Contract for more information. The waiver of surrender charge may not be available in all states.

FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is the greater of: (i) any earnings less previous free withdrawals; or (ii) 10% of premium payments paid within the past 7 years and not previously withdrawn, less any previous free withdrawals taken in the same contract year.

SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each investment portfolio or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such portfolios or Fixed Interest Allocations, we will deduct

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charges proportionately from all other portfolios and Fixed Interest
Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix B. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

   PREMIUM TAXES. We may make a charge for state and local premium taxes depending on the contract owner's state of residence. The tax can range from 0% to 3.5% of the premium. We have the right to change this amount to conform with changes in the law or if the contract owner changes state of residence.

   We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it on surrender of the Contract, on excess withdrawals or on the annuity start date.

   ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 or 2% of the contract value, whichever is smaller.

   EXCESS TRANSFER CHARGE. We currently do not deduct any charges for allocation changes made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the portfolios and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount transferred from each portfolio and Fixed Interest Allocation, unless you have chosen to have all charges deducted from a single portfolio. The charge will not apply to any transfers due to the election of dollar cost averaging, auto rebalancing and transfers we make to and from any portfolios specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE PORTFOLIOS

   MORTALITY AND EXPENSE RISK CHARGE. The amount of the mortality and expense risk charge depends on the death benefit you have elected. If you have elected the Standard Death Benefit, the charge, on an annual basis, is equal to 0.85% of the assets in each portfolio. The charge is deducted on each business day at the rate of .002339% for each day since the previous business day. If you have elected an enhanced death benefit, the charge, on an annual basis, is equal to 0.95% for the Annual Ratchet Death Benefit, or 0.90% for the 3% Solution Death Benefit, 1.05% for the 5% Solution Death Benefit, or 1.20% for the 7% Solution Death Benefit, of the assets in each portfolio. The charge is deducted each business day at the rate of .002615%, .002477%, .002892%, or .003308%, respectively, for each day since the previous business day.

   ASSET-BASED ADMINISTRATIVE CHARGE. We will deduct a daily charge from the assets in each portfolio, to compensate us for a portion of the administrative expenses under the Contract. The daily charge is at a rate of .000411% (equivalent to an annual rate of 0.15%) on the assets in each portfolio.

TRUST EXPENSES

There are fees and charges deducted from each portfolio of the GCG Trust and the PIMCO Trust. Please read the respective Trust prospectus for details.
                                   23
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                          THE ANNUITY OPTIONS
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ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option chosen. You may change annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable Market Value Adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20.
We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate), the total contract value applied to purchase a Fixed Interest Allocation, and the applicable payment rate.

Our approval is needed for any option where:
   (1) The person named to receive payment is other than the contract owner or beneficiary;

   (2)  The person named is not a natural person, such as a corporation; or

   (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations" and the Statement of Additional Information. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Distributions may be made through annuitization or withdrawals. Consult your tax advisor.

                                   24
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FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 4 annuity options shown below. Payments under Options 1 through 3 are fixed. Payments under Option 4 may be fixed or variable. For a fixed annuity option, the contract value in the portfolios is transferred to the Company's general account.

   OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

   OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Payment is made for the life of the annuitant in equal monthly installments and guaranteed for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, payments continue until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

   OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

   OPTION 4. ANNUITY PLAN. The contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and Golden American. The amounts we will pay are determined as follows:
   (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for Option 1 and Option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in the Contract.

   (2) For Option 3, no amounts are payable after both named persons have died.

   (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

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                         OTHER CONTRACT PROVISIONS
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REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and the amounts deducted from or added to the contract value since the last report. We will also send you copies of any shareholder reports of the portfolios in which Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the Securities and Exchange Commission so that the sale of securities held in Account B may not reasonably occur or so that the Company may not reasonably determine the value of Account B's net assets; or (4) during any other period when the Securities and Exchange Commission so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or sex given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value adjusted for any Market Value Adjustment plus any charges we deducted. The Contract will be void as of the day we receive your Contract and your request. Some states require that we return the premium paid rather than the contract value. In these states, your premiums designated for investment in the portfolios will be allocated during the free look period to a portfolio specially designated by the Company for this purpose (currently, the Liquid Asset portfolio). We may, in our discretion, require that premiums designated for investment in the portfolios from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated division during the free look period. If you keep your Contract after the free look period, we will put your money in the portfolio(s) chosen by you, based on the accumulation unit value next computed for each portfolio, and/or in the Fixed Interest Allocation chosen by you.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce any surrender, administration, and mortality and expense risk charges. We may also change the minimum initial and additional premium requirements, or offer an alternative or reduced death benefit.

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SELLING THE CONTRACT

Directed Services, Inc. is principal underwriter and distributor of the Contract as well as for other contracts issued through Account B and other separate accounts of Golden American. We pay Directed Services for acting as principal underwriter under a distribution agreement.

Directed Services, Inc. enters into sales agreements with broker-dealers to sell the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. The writing agent will receive commissions of up to 6.5% of any initial or additional premium payments made. Certain sales agreements may provide for a combination of a certain percentage of commission at the time of sale and an annual trail commission (which when combined could exceed 6.5% of total premium payments).


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                              OTHER INFORMATION
-----------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Account B according to your instructions. However, if the Investment Company Act of 1940 or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a portfolio by dividing the Contract's contract value in that portfolio by the net asset value of one share of the portfolio. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust's meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that portfolio. We will also vote shares we hold in Account B which are not attributable to contract owners in the same proportion.

YEAR 2000 PROBLEM

Like other business organizations and individuals around the world, Golden American and Account B could be adversely affected if the computer systems doing the accounts processing or on which Golden American and/or Account B relies do not properly process and calculate date-related information related to the end of the year 1999. This is commonly known as the Year 2000 (or Y2K) Problem. Golden American is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by its and Account B's major service providers. At this time, however, we cannot guarantee that these steps will be sufficient to avoid any adverse impact on Golden American and Account B.

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Company or Account B.

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LEGAL MATTERS

The legal validity of the Contracts was passed on by Myles R. Tashman, Esquire, Executive Vice President, General Counsel and Secretary of Golden American. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

EXPERTS

The audited financial statements of Golden American Life Insurance Company and Separate Account B appearing or incorporated by reference in the Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing or incorporated by reference in the Statement of Additional Information and in the Registration Statement and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


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                      FEDERAL TAX CONSIDERATIONS
-----------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whom premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

   DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for the Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Account B, through the portfolios, will satisfy these diversification requirements.

In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Account B assets, we reserve

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the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Account B assets supporting the Contract.

   REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

   IN GENERAL. We believe that if you are a natural person you will not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o  made on or after the taxpayer reaches age 59 1/2;

     o  made on or after the death of a contract owner;

     o  attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is

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
taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability.
Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. All annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and contributions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

   DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For Qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in
Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

   WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution

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
and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b)tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code.

If the contract owner dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect, within the 1-year period after the contract owner's date of death, to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and
(3) all rights and privileges granted by the Contract or allowed by Golden American will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the annuitant dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

ROTH IRAS

Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code allows employees of certain Section
501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

MORE INFORMATION ABOUT GOLDEN AMERICAN LIFE INSURANCE COMPANY

SELECTED FINANCIAL DATA
The following selected financial data prepared in accordance with generally accepted accounting principles ("GAAP") for Golden American should be read in conjunction with the financial statements and notes thereto included in this Prospectus.


On October 24, 1997, PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable of Iowa"), pursuant to a merger agreement among Equitable of Iowa, PFHI and ING Groep N.V. On August 13, 1996, Equitable of Iowa acquired all of the outstanding capital stock of BT Variable, Inc., the parent of Golden American. For GAAP financial statement purposes, the merger was accounted for as a purchase effective October 25, 1997 and the change in control of Golden American through the acquisition of BT Variable, Inc. was accounted for as a purchase effective August 14, 1996. The merger and acquisition resulted in new bases of accounting reflecting estimated fair values of assets and liabilities at their respective dates. As a result, the GAAP financial data presented below for the period subsequent to October 24, 1997, are presented as the Post-Merger new basis of accounting, for the period August 14, 1996 through October 24, 1997, are presented as the Post-Acquisition basis of accounting, and for August 13, 1997 and prior periods are presented as the Pre-Acquisition basis of accounting.

                                       SELECTED GAAP BASIS FINANCIAL DATA
                                                 (IN THOUSANDS)
                                        POST-MERGER                     POST-ACQUISITION
                              ------------------------------- | -----------------------------
                                                              |
                                (UNAUDITED)     FOR THE PERIOD| FOR THE PERIOD   FOR THE PERIOD
                                FOR THE NINE    OCTOBER 25,   | JANUARY 1,       AUGUST 14,
                                MONTHS ENDED    1997 THROUGH  | 1997 THROUGH     1996 THROUGH
                               SEPTEMBER 30,    DECEMBER 31,  | OCTOBER 24,      DECEMBER 31,
                                   1998             1997      |   1997              1996
                              --------------   -------------- |------------    ---------------
                                                              |
Annuity and Interest                                          |
 Sensitive Life                                               |
 Product Charges .............    $   26,984     $     3,834  |   $18,288        $    8,768
Net Income before                                             |
 Federal Income Tax ..........    $    9,171     $      (279) |   $  (608)       $      570
Net Income (Loss) ............    $    4,877     $      (425) |   $   729        $      350
Total Assets .................    $3,776,542     $ 2,445,835  |       N/A        $1,677,899
Total Liabilities ............    $3,471,107     $ 2,218,522  |       N/A        $1,537,415
Total Stockholder's Equity ...    $  305,435     $   227,313  |       N/A        $  140,484


                                            PRE-ACQUISITION
                      -------------------------------------------------------
                       FOR THE PERIOD
                      JANUARY 1, 1996
                          THROUGH     FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                   ------------------------------------------
                      AUGUST 13, 1996   1995       1994      1993     1992(a)
                      ---------------  ------     ------    ------   --------
Annuity and
  Interest
  Sensitive Life
  Product Charges ......  $12,259  $   18,388  $   17,519  $ 10,192  $    694
Net Income before
  Federal Income Tax ...  $ 1,736  $    3,364  $    2,222  $ (1,793) $   (508)
Net Income (Loss) ......  $ 3,199  $    3,364  $    2,222  $ (1,793) $   (508)
Total Assets ...........     N/A   $1,203,057  $1,044,760  $886,155  $320,539
Total Liabilities ......     N/A   $1,104,932  $  955,254  $857,558  $306,197
Total Stockholder's
  Equity ...............     N/A   $   98,125  $   89,506  $ 28,597  $ 14,342

(a) Results for 1992 are for the period September 30, 1992 (date of acquisition) to December 31, 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The purpose of this section is to discuss and analyze the Company's condensed consolidated results of operations. In addition, some analysis and information regarding financial condition as well as liquidity and capital resources has also been provided. This analysis should be read in conjunction with the condensed consolidated financial statements, the related notes and the Cautionary Statement Regarding Forward-Looking Statements which appear elsewhere in this report. The Company reports financial results on a consolidated basis. The condensed consolidated financial statements include the accounts of Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Company").

BUSINESS ENVIRONMENT. The current business and regulatory environment remains challenging for the insurance industry. The variable annuity industry is dominated by a number of large variable product companies with strong distribution, name recognition and wholesaling capabilities. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offer consumers many choices. However, overall demand for variable products remains strong for several reasons including: strong stock market performance over the last four years; relatively low interest rates; an aging U.S. population that is increasingly concerned about retirement and estate planning, as well as maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement as well as lower public confidence in the adequacy of those benefits.

In 1995, Golden American experienced a significant decline in sales, due to a number of factors. First, some portfolio managers performed poorly in 1993 and 1994. Second, as more products came to market the cost structure of the "DVA" deferred variable annuity product became less competitive. Third, market share was lost because no fixed interest rate options were available in 1994 during the time of rising interest rates and flat or declining equity markets. Consequently, the Company took steps to respond to these business challenges. Several portfolio managers were replaced and new funds were added to give contractholders more investment options. In October of 1995, the Company introduced the Combination Deferred Variable and Fixed Annuity (GoldenSelect DVA Plus) and the GoldenSelect Genesis I and Genesis Flex life insurance products, and sales increased substantially. In October of 1997, Golden American introduced three new variable annuity products
(GoldenSelect Access, GoldenSelect ES II and GoldenSelect Premium Plus), which have contributed significantly to sales.

RESULTS OF OPERATIONS

MERGER. On October 23, 1997, Equitable of Iowa shareholders approved the Agreement and Plan of Merger ("Merger Agreement") dated as of July 7, 1997, among Equitable of Iowa, PFHI Holdings, Inc. ("PFHI"), and ING Groep N.V. ("ING"). On October 24, 1997, PFHI, a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa pursuant to the Merger Agreement. PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. Equitable of Iowa, an Iowa corporation, in turn owned all the outstanding capital stock of Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American and their wholly owned subsidiaries. Equitable of Iowa also owned all the outstanding capital stock of Locust Street Securities, Inc., Equitable Investment Services, Inc., Directed Services, Inc. ("DSI"), Equitable of Iowa Companies Capital Trust, Equitable of Iowa Companies Capital Trust II and Equitable of Iowa Securities Network, Inc. In exchange for the outstanding capital stock of Equitable of Iowa, ING paid total consideration of approximately $2.1 billion in cash and stock plus the assumption of approximately $400 million in debt according to the Merger Agreement. As a result of the merger, Equitable of Iowa was merged into PFHI which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent").

For financial statement purposes, the change in control of the Company through the ING acquisition of EIC, was accounted for as a purchase effective October 25, 1997. This merger resulted in a new basis of accounting reflecting estimated fair values of assets and liabilities at that date. As a result, the Company's financial statements for the period subsequent to October 24, 1997, are presented on the Post-Merger new basis of accounting.

The purchase price was allocated to the companies mentioned previously. Goodwill of $1.4 billion was established for the excess of the merger cost over the fair value of the assets and liabilities of EIC with $151.1 million pushed down to the Company. The allocation of the purchase price to the Company was $227.6 million. The cost of the acquisition is preliminary as it relates to estimated expenses, and as a result, the allocation of the purchase price to the Company may change. Goodwill resulting from the merger is being amortized over 40 years on a straight-line basis. The carrying value will be reviewed periodically for any indication of impairment in value.

CHANGE IN CONTROL - ACQUISITION. On August 13, 1996, Equitable of Iowa acquired all of the outstanding capital stock of BT Variable, Inc. ("BT Variable") and its wholly owned subsidiaries Golden American and DSI. Subsequent to the acquisition, the BT Variable, Inc. name was changed to EIC Variable, Inc. On April 30, 1997, EIC Variable, Inc. was liquidated and its investments in Golden American and DSI were transferred to Equitable of Iowa while the remainder of its net assets were contributed to Golden American. On December 30, 1997, EIC Variable, Inc. was dissolved.

For financial statement purposes, the change in control of Golden American through the acquisition of BT Variable was accounted for as a purchase effective August 14, 1996. This acquisition resulted in a new basis of accounting reflecting estimated fair value of assets and liabilities at that date. As a result, the Company's financial statements for the period August 14, 1996 through October 24, 1997, are presented on the Post-Acquisition basis of accounting and for August 13, 1996 and prior periods are presented on the Pre-Acquisition basis of accounting.

The purchase price was allocated to the three companies purchased - BT Variable, DSI, and Golden American. Goodwill of $41.1 million was established for the excess of the acquisition cost over the fair value of the assets and liabilities and pushed down to Golden American. At June 30, 1997, goodwill was increased by $1.8 million to adjust the value of a receivable existing at that date. The allocation of the purchase price to Golden American was approximately $139.9 million. Goodwill resulting from the acquisition was being amortized over 25 years on a straight-line basis.

THE FIRST NINE MONTHS OF 1998 COMPARED TO THE SAME PERIOD OF 1997

PREMIUMS
(DOLLARS IN MILLIONS)


                                                                  |POST-
                             POST-MERGER                          |ACQUISITION
                            _____________                         |_____________
     NINE MONTHS ENDED                     PERCENTAGE    DOLLAR   |
       SEPTEMBER 30             1998         CHANGE      CHANGE   |    1997
__________________________________________________________________|_____________
                                         |            |           |
Variable annuity                         |            |           |
 premiums:                               |            |           |
 Separate account               $1,125.3 |      651.6%|    $975.5 |      $149.8
 Fixed account                     346.6 |       51.7 |     118.1 |       228.5
                                ________ |      _____ |    ______ |      ______
Total variable                           |            |           |
 annuity premiums                1,471.9 |      289.1 |   1,093.6 |       378.3
Variable life                            |            |           |
 premiums                           11.4 |      (16.2)|      (2.2)|        13.6
                                ________ |      _____ |  ________ |      ______
Total premiums                  $1,483.3 |      278.5%|  $1,091.4 |      $391.9
                                ========        =====    ========        ======


Variable annuity separate account premiums increased 651.6% during the first nine months of 1998 and increased 2.5% in the third quarter compared to second quarter 1998 premiums. These increases resulted from increased sales of the new Premium Plus product introduced in October of 1997 and the increased sales levels of the Company's other products. The fixed account portion of the Company's variable annuity premiums increased 51.7% during the first nine months of 1998 and increased 39.1% in the third quarter of 1998 compared to the second quarter of 1998. Although variable life premiums decreased 16.2% during the first nine months of 1998, third quarter 1998 variable life premiums increased 11.1% over second quarter 1998 premiums.

Premiums, net of reinsurance, for variable products from four significant broker/dealers totaled $546.9 million, or 37% of total premiums, for the first nine months of 1998.

REVENUES
(DOLLARS IN MILLIONS)


                                                                   POST-
                             POST-MERGER                          |ACQUISITION
                            _____________                         |_____________
     NINE MONTHS ENDED                     PERCENTAGE    DOLLAR   |
       SEPTEMBER 30             1998         CHANGE      CHANGE   |    1997
__________________________________________________________________|_____________
Annuity and interest                     |            |           |
 sensitive life                          |            |           |
 product charges                   $27.0 |       69.3%|     $11.1 |       $15.9
Management fee revenue               3.3 |       61.7 |       1.3 |         2.0
Net investment income               29.3 |       54.6 |      10.3 |        19.0
Realized gains                           |            |           |
 on investments                      0.4 |      658.7 |       0.3 |         0.1
Other income                         4.8 |    1,026.6 |       4.4 |         0.4
                                   _____ |    _______ |     _____ |       _____
                                   $64.8 |       73.2%|     $27.4 |       $37.4
                                   =====      =======       =====         =====


Total revenues increased 73.2% in the first nine months of 1998 compared to the same period in 1997. Annuity and interest sensitive life product charges increased 69.3% in the first nine months of 1998 due to additional fees earned from the increasing block of business under management in the separate accounts and an increase in surrender charges. This increase was partially offset by the elimination of the unearned revenue reserve related to in force acquired at the merger date which resulted in lower annuity and interest sensitive life product charges compared to Post-Acquisition levels.

Golden American provides certain managerial and supervisory services to DSI.
The fee paid to Golden American for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $3.3 million and $2.0 million for the first nine months of 1998 and 1997, respectively.

Net investment income increased 54.6% in the first nine months of 1998 due to the increase in invested assets. The Company had $436,000 of realized gains on the sale of investments in the first nine months of 1998, compared to gains of $58,000 in the same period of 1997.

Other income increased $4.4 million to $4.8 million in the first nine months of 1998 due primarily to income received from a modified coinsurance agreement with an unaffiliated reinsurer as a result of increased sales.

EXPENSES

Total insurance benefits and expenses increased $17.4 million, or 49.3%, to $52.6 million in the first nine months of 1998. Interest credited to account balances increased $47.3 million, or 280.7%, to $64.1 million in the first nine months of 1998. The extra credit bonus on the new Premium Plus product introduced in October of 1997 generated a $35.8 million increase in interest credited during the first nine months of 1998. The remaining increase in interest credited relates to higher account balances associated with the Company's fixed account option within its variable products.

Commissions increased $61.8 million, or 267.6%, to $85.0 million in the first nine months of 1998. Insurance taxes increased $1.0 million, or 58.3%, to $2.7 million in the first nine months of 1998. Increases and decreases in commissions and insurance taxes are generally related to changes in the level of variable product sales. Insurance taxes are impacted by several other factors which include an increase in FICA taxes primarily due to bonuses.
Most costs incurred as the result of new sales have been deferred, thus having very little impact on current earnings.

General expenses increased $11.7 million, or 99.6%, to $23.5 million in the first nine months of 1998. Management expects general expenses to continue to increase in 1998 as a result of the emphasis on expanding the salaried wholesaler distribution network. The Company uses a network of wholesalers to distribute its products and the salaries of these wholesalers are included in general expenses. The portion of these salaries and related expenses which varies with sales production levels is deferred, thus having little impact on current earnings. The increase in general expenses was partially offset by reimbursements received from Equitable Life, an affiliate, for certain advisory, computer and other resources and services provided by Golden American.

At the merger date, the Company's deferred policy acquisition costs ("DPAC"), previous balance of present value of in force acquired ("PVIF") and unearned revenue reserve were eliminated and an asset of $44.3 million representing
PVIF was established for all policies in force at the merger date. During the third quarter of 1998, PVIF was unlocked by $0.8 million to reflect changes in the assumptions related to the timing of future gross profits. PVIF decreased $2.7 million in the second quarter of 1998 to adjust the value of other receivables and increased $0.2 million in the first quarter of 1998 as a result of an adjustment to the merger costs. The amortization of PVIF and DPAC increased $1.4 million, or 23.2%, in the first nine months of 1998. During the second quarter of 1997, PVIF was unlocked by $2.3 million to reflect narrower current spreads than the gross profit model assumed. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization is $1.0 million for the remainder of 1998, $4.1 million in 1999, $4.1 million in 2000, $4.0 million in 2001, $3.8 million in 2002 and $3.5 million in 2003. Certain expense estimates inherent in the cost of the merger may change resulting in changes of the allocation of the purchase price. If changes occur, the impact could result in changes to PVIF and the related amortization and deferred taxes. Actual amortization may vary based upon changes in assumptions and experience.

Amortization of goodwill during the first nine months of 1998 totaled $2.8 million. Goodwill resulting from the merger is being amortized on a straight-line basis over 40 years and is expected to approximate $3.8 million annually.

Interest expense on the $25 million surplus note issued in December 1996 was $1.5 million in the first nine months of 1998 and the same period of 1997.
In addition, Golden American paid interest of $0.2 million on the line of credit during the first nine months of 1998. Golden American also paid $1.3 million in the first nine months of 1998 to ING America Insurance Holdings, Inc. ("ING AIH")for interest on the reciprocal loan agreement.

NET INCOME. Net income for the first nine months of 1998 was $4.9 million, an increase of $4.6 million over net income of $0.3 million in the same period of 1997.


1997 COMPARED TO 1996

The following analysis combines Post-Merger and Post-Acquisition activity for 1997 and Post-Acquisition and Pre-Acquisition activity for 1996 for comparison purposes. Such a comparison does not recognize the impact of the purchase accounting and goodwill amortization except for the periods after August 13, 1996.

PREMIUMS
(DOLLARS IN MILLIONS)

                          POST-MERGER           COMBINED       POST-ACQUISITION
                      __________________________________________________________
                          FOR THE PERIOD |      FOR THE YEAR |   FOR THE PERIOD
                        OCTOBER 25, 1997 |             ENDED |  JANUARY 1, 1997
                                 THROUGH | DECEMBER 31, 1997 |          THROUGH
                       DECEMBER 31, 1997 |          COMBINED | OCTOBER 24, 1997
_________________________________________| __________________| _________________
                                         |                   |
Variable annuity                         |                   |
 premiums:                               |                   |
 Separate account                 $111.0 |            $291.2 |           $180.2
 Fixed account                      60.9 |             318.0 |            257.1
                                  ______ |            ______ |           ______
                                   171.9 |             609.2 |            437.3
Variable life premiums               1.2 |              15.6 |             14.4
                                  ______ |            ______ |           ______
Total premiums                    $173.1 |            $624.8 |           $451.7
                                  ======              ======             ======

                       POST-ACQUISITION         COMBINED        PRE-ACQUISITION
                      __________________________________________________________
                          FOR THE PERIOD |      FOR THE YEAR |   FOR THE PERIOD
                         AUGUST 14, 1996 |             ENDED |  JANUARY 1, 1996
                                 THROUGH | DECEMBER 31, 1996 |          THROUGH
                       DECEMBER 31, 1996 |          COMBINED |  AUGUST 13, 1996
_________________________________________| __________________| _________________
                                         |                   |
Variable annuity                         |                   |
 premiums:                               |                   |
 Separate account                 $ 51.0 |            $182.4 |           $131.4
 Fixed account                     118.3 |             245.3 |            127.0
                                  ______ |            ______ |           ______
                                   169.3 |             427.7 |            258.4
Variable life premiums               3.6 |              14.1 |             10.5
                                  ______ |            ______ |           ______
Total premiums                    $172.9 |            $441.8 |           $268.9
                                  ======              ======             =======


Variable annuity separate account and variable life premiums increased 59.6% and 10.1%, respectively in 1997. During 1997, stock market returns, a relatively low interest rate environment and flat yield curve have made returns provided by variable annuities and mutual funds more attractive than fixed rate products such as certificates of deposits and fixed annuities. The fixed account portion of the Company's variable annuity premiums increased 29.7% in 1997 due to the Company's marketing emphasis on fixed rates during the second and third quarters. Premiums, net of reinsurance, for variable products from six significant broker/dealers for the year ended December 31, 1997, totaled $445.3 million, or 71% of premiums ($298.0 million or 67% from two significant broker/dealers for the year ended December 31, 1996).

REVENUES
(DOLLARS IN MILLIONS)

                          POST-MERGER          COMBINED        POST-ACQUISITION
                      __________________________________________________________
                          FOR THE PERIOD |      FOR THE YEAR|    FOR THE PERIOD
                        OCTOBER 25, 1997 |             ENDED|   JANUARY 1, 1997
                                 THROUGH | DECEMBER 31, 1997|           THROUGH
                       DECEMBER 31, 1997 |          COMBINED|  OCTOBER 24, 1997
_________________________________________| _________________| __________________
                                         |                  |
Annuity and interest                     |                  |
 sensitive life                          |                  |
 product charges                    $3.8 |            $22.1 |             $18.3
Management fee revenue               0.5 |              2.8 |               2.3
Net investment income                5.1 |             26.8 |              21.7
Realized gains (losses)                  |                  |
 on investments                       -- |              0.1 |               0.1
Other income                         0.3 |              0.7 |               0.4
                                    ____ |            _____ |             _____
                                    $9.7 |            $52.5 |             $42.8
                                    ====              =====               =====

                       POST-ACQUISITION        COMBINED        PRE-ACQUISITION
                      __________________________________________________________
                          FOR THE PERIOD |      FOR THE YEAR|    FOR THE PERIOD
                         AUGUST 14, 1996 |             ENDED|   JANUARY 1, 1996
                                 THROUGH | DECEMBER 31, 1996|           THROUGH
                       DECEMBER 31, 1996 |          COMBINED|   AUGUST 13, 1996
_________________________________________| _________________| __________________
                                         |                  |
Annuity and interest                     |                  |
 sensitive life                          |                  |
 product charges                   $ 8.8 |            $21.0 |             $12.2
Management fee revenue               0.9 |              2.3 |               1.4
Net investment income                5.8 |             10.8 |               5.0
Realized gains (losses)                  |                  |
 on investments                       -- |             (0.4)|              (0.4)
Other income                         0.5 |              0.6 |               0.1
                                   _____ |            _____ |             _____
                                   $16.0 |            $34.3 |             $18.3
                                   =====              =====               =====

Total revenues increased 53.3%, or $18.2 million, to $52.5 million in 1997. Annuity and interest sensitive life product charges increased 5.2%, or $1.1 million in 1997 due to additional fees earned from the increasing block of business under management in the Separate Accounts and an increase in the surrender charge revenues.

Golden American provides certain managerial and supervisory services to DSI. The fee paid to Golden American for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $2.8 million for 1997 and $2.3 million for 1996.

Net investment income increased 148.3%, or $16.0 million, to $26.8 million in 1997 from $10.8 million in 1996 due to growth in invested assets. During 1997, the Company had net realized gains on the disposal of investments, resulting from voluntary sales, of $0.1 million compared to net realized losses of $0.4 million in 1996.

EXPENSES
(DOLLARS IN MILLIONS)

                           POST-MERGER         COMBINED       POST-ACQUISITION
                        _______________________________________________________
                           FOR THE PERIOD|      FOR THE YEAR|   FOR THE PERIOD
                         OCTOBER 25, 1997|             ENDED|  JANUARY 1, 1997
                                  THROUGH| DECEMBER 31, 1997|          THROUGH
                        DECEMBER 31, 1997|          COMBINED| OCTOBER 24, 1997
_________________________________________| _________________| _________________
                                         |                  |
Insurance benefits                       |                  |
 and expenses:                           |                  |
 Annuity and interest                    |                  |
  sensitive life benefits:               |                  |
  Interest credited to                   |                  |
   account balances                 $7.4 |            $26.7 |            $19.3
  Benefit claims incurred                |                  |
   in excess of account                  |                  |
   balances                           -- |              0.1 |              0.1
 Underwriting, acquisition               |                  |
  and insurance expenses:                |                  |
  Commissions                        9.4 |             36.3 |             26.9
  General expenses                   3.4 |             17.3 |             13.9
  Insurance taxes                    0.5 |              2.3 |              1.8
  Policy acquisition costs               |                  |
   deferred                        (13.7)|            (42.7)|            (29.0)
  Amortization:                          |                  |
   Deferred policy                       |                  |
    acquisition costs                0.9 |              2.6 |              1.7
   Present value of in                   |                  |
    force acquired                   0.9 |              6.1 |              5.2
   Goodwill                          0.6 |              2.0 |              1.4
                                    ____ |            _____ |            _____
                                    $9.4 |            $50.7 |            $41.3
                                    ====              =====              =====



                        POST-ACQUISITION       COMBINED        PRE-ACQUISITION
                        ______________________________________________________
                           FOR THE PERIOD|      FOR THE YEAR|   FOR THE PERIOD
                          AUGUST 14, 1996|             ENDED|  JANUARY 1, 1996
                                  THROUGH| DECEMBER 31, 1996|          THROUGH
                        DECEMBER 31, 1996|          COMBINED|  AUGUST 13, 1996
_________________________________________| _________________| _________________
                                         |                  |
Insurance benefits                       |                  |
 and expenses:                           |                  |
 Annuity and interest                    |                  |
  sensitive life benefits:               |                  |
  Interest credited to                   |                  |
   account balances                $ 5.7 |            $10.1 |            $ 4.4
  Benefit claims incurred                |                  |
   in excess of account                  |                  |
   balances                          1.3 |              2.2 |              0.9
 Underwriting, acquisition               |                  |
  and insurance expenses:                |                  |
  Commissions                        9.9 |             26.5 |             16.6
  General expenses                   5.9 |             15.3 |              9.4
  Insurance taxes                    0.7 |              1.9 |              1.2
  Policy acquisition costs               |                  |
   deferred                        (11.7)|            (31.0)|            (19.3)
  Amortization:                          |                  |
   Deferred policy                       |                  |
    acquisition costs                0.2 |              2.6 |              2.4
   Present value of in                   |                  |
    force acquired                   2.7 |              3.7 |              1.0
   Goodwill                          0.6 |              0.6 |               --
                                   _____ |            _____ |            _____
                                   $15.3 |            $31.9 |            $16.6
                                   =====              =====              =====

Total insurance benefits and expenses increased 59.3%, or $18.8 million, in 1997 from $31.9 million in 1996. Interest credited to account balances increased 164.4%, or $16.6 million, in 1997 as a result of higher account balances associated with the Company's fixed account option within its variable products.

Commissions increased 37.3%, or $9.8 million, in 1997 from $26.5 million in 1996. Insurance taxes increased 23.3%, or $0.4 million, in 1997 from $1.9 million in 1996.

General expenses increased 12.6%, or $2.0 million, in 1997 from $15.3 million in 1996 due in part to certain expenses associated with the merger occurring on October 24, 1997. This increase in general expenses was partially offset by reimbursements received from Equitable Life, an affiliate, for certain advisory, computer and other resources and services provided by Golden American. Management expects general expenses to continue to increase in 1998 as a result of the emphasis on expanding the salaried wholesaler distribution network.

During the second quarter of 1997, present value of in force acquired ("PVIF") was unlocked by $2.3 million to reflect narrower current spreads than the gross profit model assumed. The Company's deferred policy acquisition costs ("DPAC"), previous balance of PVIF and unearned revenue reserve, as of the merger date, were eliminated and an asset of $44.3 million representing PVIF was established for all policies in force at the merger date. The amortization of PVIF and DPAC increased $2.4 million, or 37.1%, in 1997.

Amortization of goodwill for the year ended December 31, 1997 totaled $2.0 million compared to $0.6 million for the year ended December 31, 1996.

Interest expense on the $25 million surplus note issued December 1996 was $2.0 million for the year ended December 31, 1997. Interest on any line of credit borrowings was charged at the rate of Equitable of Iowa's monthly average aggregate cost of short-term funds plus 1.00%. During 1997, the Company paid $0.6 million to Equitable of Iowa for interest on the line of credit.

NET INCOME. Net income on a combined basis for 1997 was $0.3 million, a decrease of $3.2 million, or 91.4%, from 1996.

1996 COMPARED TO 1995

The following analysis combines the Post-Acquisition and Pre-Acquisition activity for 1996 in order to compare the results to 1995. Such a comparison does not recognize the impact of the purchase accounting and goodwill amortization except for the period after August 13, 1996.


PREMIUMS
(DOLLARS IN MILLIONS)

                               POST-
                            ACQUISITION   |   COMBINED   |       PRE-ACQUISITION
                          --------------- | ------------ | ----------------------------
                          FOR THE PERIOD  | FOR THE YEAR |
                          AUGUST 14, 1996 |    ENDED     | FOR THE PERIOD  FOR THE YEAR
                              THROUGH     | DECEMBER 31, | JANUARY 1,1996     ENDED
                           DECEMBER 31,   |     1996     |     THROUGH     DECEMBER 31,
                               1996       |   COMBINED   | AUGUST 13, 1996     1995
                          --------------- | ------------ | --------------- ------------
                                          |              |
Variable annuity premiums..    $169.3     |    $427.7    |     $258.4         $110.6
Variable life premiums.....       3.6     |      14.1    |       10.5            5.1
                               ------     |    ------    |     ------         ------
Total premiums.............    $172.9     |    $441.8    |     $268.9         $115.7
                               ======     |    ======    |     ======         ======

Variable annuity premiums increased 286.4%, or $317.1 million, in 1996, and variable life premiums increased 176.2%, or $9.0 million, in 1996. During
1995, the fund offerings underlying Golden American's variable products were improved and a fixed account option was added. These changes and the current environment have contributed to the significant growth in the Company's variable annuity premiums from 1995. Premiums, net of reinsurance, for variable products from two significant sellers for the year ended December 31, 1996, totaled $298.0 million, or 67% of premiums.


REVENUES
(DOLLARS IN MILLIONS)

                               POST-
                            ACQUISITION   |   COMBINED   |       PRE-ACQUISITION
                          --------------- | ------------ | ----------------------------
                          FOR THE PERIOD  | FOR THE YEAR |
                          AUGUST 14, 1996 |    ENDED     | FOR THE PERIOD  FOR THE YEAR
                              THROUGH     | DECEMBER 31, | JANUARY 1, 1996    ENDED
                           DECEMBER 31,   |     1996     |     THROUGH     DECEMBER 31,
                               1996       |   COMBINED   | AUGUST 13, 1996     1995
                          --------------- | ------------ | --------------- ------------
Annuity and interest                      |              |
 sensitive life product                   |              |
 charges................       $ 8.8      |    $21.0     |      $12.2         $18.4
Management fee revenue..         0.9      |      2.3     |        1.4           1.0
Net investment income...         5.8      |     10.8     |        5.0           2.8
Realized gains (losses)                   |              |
 on investments.........          --      |     (0.4)    |       (0.4)          0.3
Other income............         0.5      |      0.6     |        0.1           0.1
                               -----      |    -----     |       ----          ----
                               $16.0      |    $34.3     |      $18.3         $22.6
                               =====      |    =====     |       ====         =====

Total revenues increased 51.9%, or $11.7 million, to $34.3 million in 1996. Annuity and interest sensitive life product charges increased 14.4%, or $2.6 million in 1996. The increase is due to additional fees earned from the increasing block of business under management in the Separate Accounts and an increase in surrender charge revenues partially offset by a decrease in the revenue recognition of net distribution fees.

Golden American provides certain managerial and supervisory services to DSI. The fee for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $2.3 million for 1996 and $1.0 million for 1995.

Net investment income increased 282.7%, or $8.0 million, to $10.8 million in 1996 from $2.8 million in 1995. This increase resulted from growth in invested assets. During 1996, the Company had realized losses on the disposal of investments, resulting from voluntary sales, of $0.4 million compared to realized gains of $0.3 million in 1995.

EXPENSES
(DOLLARS IN MILLIONS)

                                             POST-
                                          ACQUISITION   |   COMBINED   |       PRE-ACQUISITION
                                        --------------- | ------------ | -----------------------------
                                         FOR THE PERIOD | FOR THE YEAR | FOR THE PERIOD
                                        AUGUST 14, 1996 |    ENDED     | JANUARY 1, 1996 FOR THE YEAR
                                            THROUGH     | DECEMBER 31, |    THROUGH          ENDED
                                         DECEMBER 31,   |     1996     |  AUGUST 13,      DECEMBER 31,
                                             1996       |   COMBINED   |      1996           1995
                                        --------------- | ------------ | --------------- -------------
Insurance benefits and expenses:                        |              |
 Annuity and interest sensitive                         |              |
   life benefits:                                       |              |
 Interest credited to account balances....   $ 5.7      |     $10.1    |      $ 4.4        $ 1.3
 Benefit claims incurred in excess of                   |              |
   account balances.......................     1.3      |       2.2    |        0.9          1.8
Underwriting, acquisition, and insurance                |              |
   expenses:                                            |              |
 Commissions..............................     9.9      |      26.5    |       16.6          8.0
 General expenses.........................     5.9      |      15.3    |        9.4         12.7
 Insurance taxes..........................     0.7      |       1.9    |        1.2          0.9
 Policy acquisition costs deferred........   (11.7)     |     (31.0)   |      (19.3)        (9.8)
 Amortization:                                          |              |
  Deferred policy acquisition costs.......     0.2      |       2.6    |        2.4          2.7
  Present value of in force acquired......     2.7      |       3.7    |        1.0          1.6
  Goodwill................................     0.6      |       0.6    |         --           --
                                            ------      |    ------    |     ------        -----
                                             $15.3      |     $31.9    |      $16.6        $19.2
                                            ======           ======          ======        =====


Total insurance benefits and expenses increased 66.1%, or $12.7 million, in 1996 from $19.2 million in 1995. Interest credited to account balances increased 663.6%, or $8.8 million, in 1996 as a result of higher account balances associated with the Company's fixed account option within its variable products. Benefit claims incurred in excess of account balances increased 19.4%, or $0.4 million, in 1996 from $1.8 million in 1995.

Commissions increased 230.9%, or $18.5 million, in 1996 from $8.0 million in 1995. Insurance taxes increased 99.3%, or $1.0 million, in 1996 from $1.0 million in 1995.

General expenses increased 21.2%, or $2.6 million, in 1996 from $12.7 million in 1995.

The Company's deferred policy acquisition costs ("DPAC"), previous balance of present value of in force acquired ("PVIF") and unearned revenue reserve, as of the purchase date, were eliminated and an asset of $85.8 million representing the PVIF was established for all policies in force at the acquisition date.

Amortization of goodwill during the period from the acquisition date to December 31, 1996 totaled $0.6 million. Goodwill resulting from the acquisition was being amortized on a straight-line basis over 25 years.

Net income on a combined basis for 1996 was $3.5 million, an increase of $0.2 million, or 5.5%, from 1995.

FINANCIAL CONDITION

RATINGS. During 1997, the Company's ratings were upgraded by A.M. Best from A to A+ and by Duff & Phelps from AA to AA+.

INVESTMENTS. The financial statement carrying value of the Company's total investment portfolio grew 39.6% in the first nine months of 1998. The amortized cost basis of the Company's total investment portfolio grew 39.0% during the same period. The financial statement carrying value and amortized cost basis of the Company's total investments each increased 65.1% in 1997. All of the Company's investments, other than mortgage loans, are carried at fair value in the Company's financial statements. As such, growth in the carrying value of the Company's investment portfolio included changes in unrealized appreciation and depreciation of fixed maturity and equity securities as well as growth in the cost basis of these securities. Growth in the cost basis of the Company's investment portfolio resulted from the investment of premiums from the sale of the Company's fixed account option. The Company manages the growth of its insurance operations in order to maintain adequate capital ratios.

To support the fixed account option of the Company's variable insurance products, cash flow was invested primarily in fixed maturity and equity securities and mortgage loans. At September 30, 1998, the Company's investment portfolio at amortized cost was $722.4 million with a yield of 7.1% and carrying value of $726.4 million. At December 31, 1997, the Company's investment portfolio at amortized cost was $519.6 million with a yield of 6.7% and carrying value of $520.2 million.

Fixed Maturity Securities: At September 30, 1998 the Company had fixed maturities with an amortized cost of $610.3 million and an estimated fair value of $618.7 million. At December 31, 1997, the Company had fixed maturities with an amortized cost of $413.3 million and an estimated fair value of $414.4 million. The individual securities in the Company's fixed maturities portfolio (at amortized cost) include investment grade securities ($471.5 million or 77.3% at September 30, 1998, and $368.0 million or 89.1% at December 31, 1997), which include securities issued by the U.S. Government, its agencies and corporations that are rated at least BBB- by Standard & Poor's Rating Services, a Division of the McGraw Hill Cos., Inc. ("Standard & Poor's"), and below investment grade securities ($47.2 million or 7.7% at September 30, 1998, and $41.4 million or 10.0% at December 31, 1997), which are securities issued by corporations that are rated BB+ to B- by Standard & Poor's.
Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1, 2 or 3 ($90.5 million or 14.8%)
or a rating of 4 ($1.1 million or 0.2%) at September 30, 1998, and 1, 3 or 4 ($3.9 million or 0.9%) at December 31, 1997.

The Company classifies 100% of its securities as available for sale. On September 30, 1998, fixed income securities with an amortized cost of $610.3 million and an estimated fair value of $618.7 million were designated as available for sale, and on December 31, 1997, fixed income securities with an amortized cost of $413.3 million and an estimated fair value of $414.4 million were designated as available for sale. At September 30, 1998, and December 31, 1997, net unrealized appreciation of fixed maturity securities of $8.4 million and $1.1 million, respectively, was comprised of gross appreciation of $11.3 million and $1.4 million, respectively, and gross depreciation of $2.9 million and $0.3 million, respectively. Net unrealized holding gains on these securities, net of adjustments to DPAC, PVIF and deferred income taxes, increased stockholder's equity by $3.7 million at September 30, 1998, and $0.6 million at December 31, 1997.

The Company began investing in below investment grade securities during 1996. At September 30, 1998, and December 31, 1997 the amortized cost value of the Company's total investment in below investment grade securities was $55.1 million and $41.4 million, or 7.6% and 8.0%, respectively, of the Company's investment portfolio. The Company intends to purchase additional below investment grade securities, but it does not expect the percentage of its portfolio invested in such securities to exceed 10% of its investment portfolio. At September 30, 1998, and December 31, 1997, the yield at amortized cost on the Company's below investment grade portfolio was 8.0% compared to 6.4%, respectively, and 7.9% compared to 6.3%, respectively, for the Company's investment grade corporate bond portfolio. The Company estimates the fair value of its below investment grade portfolio was $53.8 million, or 97.5% of amortized cost value, at September 30, 1998, and $41.3 million, or 99.9% of amortized cost value, at December 31, 1997.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors
of the issuer.   Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are issuers of investment grade securities. The Company attempts to reduce the overall risk in its below investment grade portfolio, as in all of its investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if its ability to realize its carrying value on any investment has been impaired. For debt and equity securities, if impairment in value is determined to be other than temporary (i.e. if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the security's new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.

During the first nine months of 1998, and during 1997, fixed maturity securities designated as available for sale with a combined amortized cost of $91.2 and $49.3 million, respectively, were called or repaid by their issuers. In total, net pre-tax gains from sales, calls and repayments of fixed maturity investments amounted to $0.5 million for the first nine months of 1998, and $0.2 million for the year ended December 31, 1997.

At September 30, 1998, and December 31, 1997 no fixed maturity securities were deemed to have impairments in value that are other than temporary. The Company's fixed maturity investment portfolio had a combined yield at amortized cost of 6.7% at September 30, 1998, and 6.7% at December 31, 1997.

Equity Securities: At September 30, 1998, and December 31, 1997, the Company owned equity securities with a cost of $14.4 million and $4.4 million, respectively, and an estimated fair value of $10.1 million and $3.9 million, respectively. At September 30, 1998, net unrealized depreciation of equity securities of $4.3 million was comprised entirely of gross depreciation. At December 31, 1997 gross unrealized depreciation of equity securities totaled $0.5 million. Equity securities are comprised primarily of the Company's investment in shares of the mutual funds underlying the Company's registered separate accounts.

Mortgage Loans: Mortgage loans represented 13.5% at September 30, 1998, and 16.4% at December 31, 1997, of the Company's investment portfolio at amoritized cost. Mortgages outstanding were $98.0 million and $85.1 million at September 30, 1998, and December 31, 1997, respectively, with an estimated fair value of $101.9 million and $86.3 million, respectively. At September 30, 1998, the Company's mortgage loan portfolio included 57 loans with an average size of $1.7 million and average seasoning of 0.9 years if weighted by the number of loans. At December 31, 1997, the Company's mortgage loan portfolio included 50 loans with an average size of $1.7 million and average seasoning of
1.1 years if weighted by the number of loans, and 1.2 years if weighted by mortgage loan carrying value. The Company's mortgage loans are typically secured by occupied buildings in major metropolitan locations and not speculative developments, and are diversified by type of property and geographic location. At September 30, 1998, and December 31, 1997, the yield on the Company's mortgage loan portfolio was 7.3% and 7.4%, respectively.

At September 30, 1998, and December 31, 1997 no mortgage loans were delinquent by 90 days or more. The Company's loan investment strategy is consistent with other life insurance subsidiaries of EIC. EIC's insurance subsidiaries have experienced an historically low default rate in their mortgage loan portfolio and have been able to recover 95.9% of the principal amount of problem mortgages resolved in the last three years ended December 31, 1997.

At September 30, 1998, and December 31, 1997, the Company had no investments in default. The Company estimates its total investment portfolio, excluding policy loans, had a fair value approximately equal to 101.1% and 100.4% of its amortized cost value for accounting purposes at September 30, 1998, and December 31, 1997, respectively.

OTHER ASSETS. Accrued investment income increased $3.0 million during the first nine months of 1998, and $2.3 million during 1997, due to an increase in the overall size of the portfolio resulting from the investment of premiums allocated to the fixed account option of the Company's variable products.

DPAC represents certain deferred costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business subsequent to the merger. The Company's
DPAC and previous balance of PVIF, were eliminated as of the merger and acquisition dates, and an asset representing PVIF was established for all policies in force at the merger and acquisition dates. PVIF is amortized into income in proportion to the expected gross profits of the in force acquired in a manner similar to DPAC amortization. Any expenses which vary with the sales of the Company's products are deferred and amortized. At September 30, 1998, the Company had DPAC and PVIF balances of $140.8 million and $36.5 million, respectively. At December 31, 1997, the Company had DPAC and PVIF balances of $12.8 million and $43.2 million, respectively. During the third quarter of 1998, PVIF was unlocked by $0.8 million to reflect changes in the assumptions related to the timing of future gross profits. PVIF decreased $2.7 million in the second quarter of 1998 for an adjustment to the value of other receivables and increased $0.2 million in the first quarter of 1998 for an adjustment made to the merger costs. During the second quarter of 1997, PVIF was unlocked by $2.3 million to reflect narrower current spreads than the gross profit model assumed.

Goodwill totaling $151.1 million and $41.1 million as adjusted, representing the excess of the acquisition cost over the fair value of net assets acquired, was established at the merger and acquisition dates, respectively. At June 30, 1997, goodwill was increased by $1.8 million to adjust the value of a receivable existing at the acquisition date. Amortization of goodwill through September 30, 1998 was $2.8 million.

At September 30, 1998 the Company had $2.6 billion of separate account assets compared to $1.6 billion at December 31, 1997, and 1.2 billion at December 31, 1996. The increase in separate account assets during the first nine months of 1998 is due to growth in sales of the Company's variable annuity products, net of redemptions and market depreciation.

At September 30, 1998 the Company had total assets of $3.8 billion, a 54.4% increase from the December 31, 1997 total asset amount of $2.4 billion. The 1997 total asset amount was a 45.8% increase over total assets at December 31, 1996.

LIABILITIES. In conjunction with the volume of variable insurance sales, the Company's total liabilities increased $1.3 billion, or 56.4%, during the first nine months of 1998 and totaled $3.5 billion at September 30, 1998. For 1997 liabilities increased $681.1 million, or 44.3%, and totaled $2.2 billion at December 31, 1997. Future policy benefits for annuity and interest sensitive life products increased $200.4 million, or 39.7%, to $705.7 million during the first nine months of 1998 and $220.0 million, or 77.1%, to $505.3 million at December 31, 1997, reflecting premium growth in the Company's fixed account option of its variable products. Premium growth net of redemptions, and market depreciation accounted for the $983.2 million, or 59.7%, increase in separate account liabilities to $2.6 billion at September 30, 1998. At December 31, 1997, separate account liabilities increased $438.9 million, or 36.4%, to $1.6 billion from December 31, 1996. As of the merger and acquisition dates, the Company's existing unearned revenue reserves were eliminated. This treatment corresponds with the treatment of PVIF.

Golden American maintains a reciprocal loan agreement with ING AIH, a Delaware corporation and an affiliate of EIC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998, and expires on December 31, 2007, Golden American and ING AIH can borrow up to $65 million from one another. Prior to lending funds to ING AIH, Golden American must obtain approval from the State of Delaware Department of Insurance. At September 30, 1998, $40.0 million was payable to ING AIH under this agreement.

Golden American maintained a line of credit agreement with Equitable of Iowa to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under the agreement, which became effective December 1, 1996 and expired on December 31, 1997, Golden American could borrow up to $25 million. At December 31, 1997, $24.1 million was outstanding under this agreement. The outstanding balance was repaid by a capital contribution.

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On December 17, 1996, Golden American issued a $25 million, 8.25% surplus note to Equitable of Iowa which matures on December 17, 2026. As a result of the merger, the surplus note is now payable to EIC.

To enhance short-term liquidity, the Company has established a revolving note payable effective July 27, 1998, and expiring July 31, 1999, with SunTrust
Bank, Atlanta (the "Bank"). The note was approved by Golden American's and First Golden's boards of directors on August 5, 1998 and September 29, 1998, respectively. The total amount the Company may have outstanding is $85 million, of which Golden American and First Golden have individual credit sublimits of $75 million and $10 million, respectively. The terms of the agreement require the Company to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable law or regulation. At September 30, 1998, $20.1 million was payable to the Bank under this note by Golden American.

Other liabilities increased $29.1 million from $17.3 million at December 31, 1997, due primarily to a payable on investments at September 30, 1998.

Equity. Additional paid-in capital increased $87.6 million, or 63.8%, from December 31, 1996 to $225.0 million at December 31, 1997 primarily due to the revaluation of net assets as a result of the merger.

The effects of inflation and changing prices on the Company are not material since insurance assets and liabilities are both primarily monetary and remain in balance. An effect of inflation, which has been low in recent years, is a decline in purchasing power when monetary assets exceed monetary liabilities.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of the Company are met by cash flow from variable insurance premiums, investment income and maturities of fixed maturity investments, mortgage loans and short term investments. The Company primarily uses funds for the payment of insurance benefits, commissions, operating expenses and the purchase of new investments.

The Company's home office operations are currently housed in leased locations in Wilmington, Delaware, various locations in Pennsylvania, and New York, New York. The office space in Pennsylvania is being leased on a short term basis for use in the transition to a new office building. The Company has entered into agreements with a developer to develop and lease a 65,000 square foot office building to house the Company's operations, except for New York. The Company expects to spend approximately $2.9 million on capital needs during the remainder of 1998.

The Company intends to continue expanding its operations. Future growth in the Company's operations will require additional capital. The Company believes it will be able to fund the capital required for projected new business primarily with future capital contributions from its Parent. It is ING's policy to ensure adequate capital and surplus is provided for the Company and, if necessary, additional funds will be contributed in 1998. During the first nine months of 1998, Golden American received capital contributions from EIC of $72.5 million. On November 12, 1998, Golden American received an additional $50 million capital contribution from EIC.

The ability of Golden American to pay dividends to its Parent is restricted because prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limitation. During the remainder of 1998, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities. The Company has maintained adequate statutory capital and surplus and has not used surplus relief or financial reinsurance.

Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder unless a notice of its intention to declare a dividend and amount of the dividend has been filed not less than thirty days in advance of the proposed declaration. The superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing should the superintendent find that the financial condition of First Golden does not warrant the distribution.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the type and mixture of risks inherent in the Company's operations. The formula includes components for asset risk, liability risk, interest rate exposure and other factors. At December 31, 1997, the Company had complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate that the Company has total adjusted capital well above all required capital levels.

Reinsurance: At September 30, 1998, Golden American had reinsurance treaties with four unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Year 2000 Project: Based on a 1997 study of its computer software and hardware, the Company has determined its exposure to the Year 2000 change of the century date issue. Some of the Company's computer programs were originally written using two digits rather than four to define a particular year. As a result, these computer programs contain "time sensitive" software that may recognize "00" as the year 1900 rather than the year 2000, which could cause system failure or miscalculations resulting in disruptions to operations.
These disruptions could include, but are not limited to, a temporary inability to record transactions.

The Company has identified one system and some desktop software that will have date problems. All systems will be upgraded in the fourth quarter of 1998. To a lesser extent, the Company depends on various non-information technology systems, such as telephone switches, which could also fail or misfunction as a result of the Year 2000.

The Company has developed a plan to address the Year 2000 issue in a timely manner. The following schedule details the plan's phases, progress towards completion and actual or estimated completion dates:


                                        % COMPLETE AS OF      ACTUAL/ESTIMATED
              PHASES                    SEPTEMBER 30, 1998    COMPLETION DATES
_______________________________________ __________________    ________________

ASSESSMENT AND DEVELOPMENT of the steps
 to be taken to address Year 2000
 systems issues                               100%                12/31/97
IMPLEMENTATION of steps to address Year
 2000 systems issues                         76-99%               12/31/98
IMPLEMENTATION of steps to address
 Year 2000 desktop software issues           76-99%               12/31/98
TESTING of systems                           26-50%               12/31/98
POINT-TO-POINT TESTING of external
 interfaces with third party computer
 systems that communicate with Company
 systems                                      1-25%               12/31/98
IMPLEMENTATION of tested software
 addressing Year 2000 systems issues         51-75%               12/31/98
CONTINGENCY PLAN                              1-25%               03/31/99


In addition, the Company's operations could be adversely affected if significant customers, suppliers and other third parties would be unable to transact business in the Year 2000 and thereafter. To mitigate the effect of outside influences and other dependencies relative to the Year 2000, the Company has identified and contacted these third parties who have assured the Company that necessary steps are being taken to prepare for the Year 2000.

Management believes the Company's systems are or will be substantially compliant by Year 2000. Golden American has charged to expense approximately $140,000 in the first nine months of 1998 related to the Year 2000 project.
The Company anticipates charging to expense an additional $180,000 to $195,000 in 1998 which includes upgrade and internal resources costs. Management expects some internal resources will be utilized in early 1999 to finalize the contingency plan.

Despite the Company's efforts to modify or replace "time sensitive" computer and information systems, the Company could experience a disruption to its operations as a result of the Year 2000. The Company is currently developing a contingency plan to address any systems that may malfunction despite the testing being performed. The contingency plan, which is expected to be completed by March 31, 1999, will provide for the availability of staff, prioritize tasks and outline procedures to fix any malfunctioning systems.

The costs and completion date of the Year 2000 project are based on management's best estimates. These estimates were derived using numerous assumptions of future events, including the continued availability of resources, third party Year 2000 compliance and other factors. There is no guarantee these estimates will be achieved and actual results could materially differ from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer codes and other uncertainties.


Surplus Note: On December 17, 1996, Golden American issued a surplus note in the amount of $25 million to Equitable of Iowa. The note matures on December 17, 2026, and accrues interest of 8.25% per annum until paid. The note and accrued interest thereon shall be subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made shall be subject to the prior approval of the Delaware Insurance Commissioner. On December 17, 1996, Golden American contributed the $25 million to First Golden acquiring 200,000 shares of common stock (100% of shares outstanding) of First Golden.
As a result of the merger, the surplus note is now payable to EIC.


Reciprocal Loan Agreement: Golden American maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998, and expires on December 31, 2007, Golden American and ING AIH can borrow up to $65 million from one another. Prior to lending funds to ING AIH, Golden American must obtain approval from the State of Delaware Department of Insurance. At September 30, 1998, $40.0 million was payable to ING AIH under this agreement.

Revolving Note Payable: To enhance short-term liquidity, the Company has established a revolving note payable effective July 27, 1998, and expiring
July 31, 1999, with SunTrust Bank, Atlanta (the "Bank"). The note was approved by Golden American's and First Golden's boards of directors on August 5, 1998 and September 29, 1998, respectively. The total amount the Company may have outstanding is $85 million, of which Golden American and First Golden have individual credit sublimits of $75 million and $10 million, respectively. The note accrues interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.25% or (2) a rate quoted by the Bank to the Company for the advance. The terms of the agreement require the Company to maintain the minimum level of Company Action Level Based Capital as established by applicable state law or regulation. At September 30, 1998, $20.1 million was payable to the Bank under this note by Golden American.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any forward-looking statement contained herein or in any other oral or written statement by the Company or any of its officers, directors or employees is qualified by the fact that actual results of the Company may differ materially from such statement, among other risks and uncertainties inherent in the Company's business due to the following important factors:

(1) Prevailing interest rate levels and stock market performance which may affect the ability of the Company to sell its products, the market value and liquidity of the Company's investments and the lapse rate of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

(2) Changes in the federal income tax laws and regulations which may affect the relative tax advantages of the Company's products.

(3) Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Company's products.

(4)  Increasing competition in the sale of the Company's products.

(5) Other factors affecting the performance of the Company, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, investment performance of the underlying portfolios of the variable products, variable product design and sales volume by significant sellers of the Company's variable products.


(6) To the extent third parties are unable to transact business in the Year 2000 and thereafter, the Company's operations could be adversely affected.


OTHER INFORMATION


SEGMENT INFORMATION. During the period since the acquisition by Bankers Trust, September 30, 1992 to date of this Prospectus, Golden American's operations consisted of one business segment, the sale of annuity and life insurance products. Golden American and its affiliate DSI are party to in excess of 140 sales agreements with broker-dealers, three of whom, Locust Street Securities, Inc., Vestax Securities Corporation, and Multi-Financial Securities Corporation, are affiliates of Golden American. Four broker-dealers, including Locust Street Securities, Inc., are currently responsible for more than two-thirds of Golden American's product sales revenues.

REINSURANCE. Golden American reinsures a significant portion of its mortality risk associated with the Contract's guaranteed death benefit with one or more appropriately licensed insurance companies. Golden American also, effective September 1, 1994, entered into a reinsurance agreement on a modified coinsurance basis with an affiliate of a broker-dealer which distributes Golden American's products with respect to 25% of the Golden American business produced by that broker-dealer.


RESERVES. In accordance with the life insurance laws and regulations under which Golden American operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on outstanding Contracts. Reserves, based on valuation mortality tables in general use in the United States, where applicable, are computed to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, make adequate provision according to presently accepted actuarial standards of practice, for the anticipated cash flows required by the contractual obligations and related expenses of Golden American.

COMPETITION. Golden American is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products comparable to those of Golden American. There are approximately 2,350 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than Golden American.

SERVICE AGREEMENTS. Beginning in 1994 and continuing until August 13, 1996, Bankers Trust (Delaware), a subsidiary of Bankers Trust New York Corporation ("BT New York Corporation"), and Golden American became parties to a service agreement pursuant to which Bankers Trust (Delaware) agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Bankers Trust (Delaware) in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. Charges billed to Golden American by Bankers Trust (Delaware) pursuant to the service agreement for 1996 through its termination as of August 13, 1996 and 1995 were $0.5 million and $0.8 million, respectively.

Pursuant to a service agreement between Golden American and Equitable Life, Equitable Life provides certain administrative, financial and other services to Golden American.

Golden American provides to DSI certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of DSI.
In the opinion of management, this method of cost allocation is reasonable. In 1995, the service agreement between DSI and Golden
American was amended to provide for a management fee from DSI to Golden American for managerial and supervisory services provided by Golden
American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $2.8 million, $2.3 million and $1.0 million for the years of 1997, 1996 and 1995, respectively.

DISTRIBUTION AGREEMENT.   Under a distribution agreement, DSI acts as
the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American. For the years 1997, 1996 and 1995, commissions paid by Golden American to DSI aggregated $36.4 million, $27.1 million and $8.4 million, respectively.

EMPLOYEES. Golden American, as a result of its Service Agreement with Bankers Trust (Delaware) and EIC Variable, Inc., had very few direct employees. Instead, various management services were provided by Bankers Trust (Delaware), EIC Variable, Inc., and Bankers Trust New York Corporation, as described above under "Service Agreement." The cost of these services were allocated to Golden American. Since August 14, 1996, Golden American has looked to Equitable of Iowa and its affiliates for management services.

Certain officers of Golden American are also officers of DSI, and their salaries are allocated among both companies. Certain officers of Golden American are also officers of other Equitable of Iowa subsidiaries. See "Directors and Executive Officers."

PROPERTIES. Golden American's principal office is located at 1001 Jefferson Street, Suite 400, Wilmington, Delaware 19801, where all of Golden American's records are maintained. This office space is leased.

STATE REGULATION. Golden American is subject to the laws of the State of Delaware governing insurance companies and to the regulations of the Delaware Insurance Department (the "Insurance Department"). A detailed financial statement in the prescribed form (the "Annual Statement") is filed with the Insurance Department each year covering Golden American's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Golden American's books and accounts are subject to review by the Insurance Department at all times. A full examination of Golden American's operations is conducted periodically by the Insurance Department and under the auspices of the NAIC.

In addition, Golden American is subject to regulation under the insurance laws of all jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Golden American is required to file the Annual Statement with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by these agencies at regular intervals.

The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Annual Statement. It is anticipated that these standards will have no significant effect upon Golden American. For additional information about the Risk-Based Capital adequacy monitoring system and Golden American, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

In addition, many states regulate affiliated groups of insurers, such as Golden American, and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred by other insurance companies which have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. For information regarding Golden American's estimated liability for future guaranty fund assessments, see Note 10 of Notes to Financial Statements.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain insurance products of Golden American are subject to various federal securities laws and regulations. In addition, current and proposed federal measures which may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

DIRECTORS AND EXECUTIVE OFFICERS


Name (Age)                    Position(s) with the Company
-------------------------     -------------------------------------------
Barnett Chernow (48)          President and Director
Myles R. Tashman (56)         Director, Executive Vice President, General
                                   Counsel and Secretary
Frederick S. Hubbell (47)     Director and Chairman
Paul E. Larson (45)           Director
Keith T. Glover (48)          Executive Vice President
James R. McInnis (50)         Executive Vice President
Stephen J. Preston (41)       Executive Vice President and Chief Actuary
E. Robert Koster (40)         Senior Vice President and Chief Financial Officer
Patricia M. Corbett (33)      Treasurer
David L. Jacobson (49)        Senior Vice President and Assistant Secretary
William B. Lowe (34)          Senior Vice President
Edward M. Syring, Jr. (60)    Senior Vice President
Ronald R. Blasdell (45)       Senior Vice President
Steven G. Mandel (39)         Senior Vice President



Each director is elected to serve for one year or until the next annual meeting of shareholders or until his or her successor is elected. Some directors are directors of insurance company subsidiaries of Golden American's parent, Equitable of Iowa. The principal positions of Golden American's directors and senior executive officers for the past five years are listed below:


Mr. Barnett Chernow became President and Director of Golden American
Life Insurance Company ("Golden American") and President of First
Golden American Life Insurance Company of New York ("First Golden") in April, 1998. From 1993 to 1998, Mr. Chernow served as Executive Vice President of Golden American. He was elected to serve as Executive
Vice President and Director of First Golden in September, 1996. From 1977 through 1993, he held various positions with Reliance Insurance
Companies and was Senior Vice President and Chief Financial Officer of United Pacific Life Insurance Company from 1984 through 1993.


Mr. Myles R. Tashman joined Golden American in August, 1994 as Senior Vice President and was named Executive Vice President, General Counsel and Secretary effective January 1, 1996. He was elected to serve as a director of Golden American in January, 1998. From 1986 through 1993, he was Senior Vice President and General Counsel of United Pacific Life Insurance Company.

Mr. Frederick S. Hubbell is a Director of Golden American since August, 1996 and Chairman since September, 1996. He also serves as a Director and Chairman of First Golden, having been first appointed as a Director in December, 1997 and as Chairman in April, 1998. He was appointed General Manager of ING Financial Services

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International, North America, in October, 1997 and General Manager,
President and Chief Executive Officer of ING US life and annuities companies in April 1998. Mr. Hubbell served as Chairman, President and Chief Executive Officer of Equitable of Iowa from 1991 until October, 1997. He also has served as Chairman and President of Equitable Life Insurance Company of Iowa from 1987 until October, 1997.


Mr. Paul E. Larson joined Equitable of Iowa in 1977 and is currently President of Equitable Life. He was elected to serve as a director of Golden American in August, 1996. He also served as Executive Vice President, CFO, and Assistant Secretary of Golden American from December, 1996 through December, 1997.


Mr. Keith T. Glover became Executive Vice President of Golden American and First Golden in February, 1998. From 1991 to 1998, Mr. Glover served as Executive Vice President of several Golden American affiliates; from 1996 to 1998, Southland Life Insurance Company; from 1995 to 1996, ING FSI North America; and from 1991 to 1994, Security Life of Denver. From 1994 to 1995, Mr. Glover served as President of ING Insurance Services - ING American Life, another Golden American affiliate.


Mr. James R. McInnis joined Golden American in December, 1997 as
Executive Vice President. From 1982 through November, 1997, he was with the Endeavor Group and was President upon leaving.


Mr. E. Robert Koster was elected Senior Vice President and Chief
Financial Officer of Golden American in September, 1998. From August, 1984 to September, 1998 he has held various positions with ING companies in The Netherlands.


Ms. Patricia M. Corbett was elected Treasurer of Golden American in December, 1998. She joined Equitable Life in 1987 and is currently Treasurer and Assistant Vice President of Equitable Life and
USG Annuity & Life Company.

Mr. David L. Jacobson joined Golden American in November, 1993 as Senior Vice President and Assistant Secretary. From April, 1974 through November, 1993, he held various positions with United Pacific Life Insurance Company and was Vice President upon leaving.


Mr. Stephen J. Preston joined Golden American in December, 1993 as Senior Vice President, Chief Actuary and Controller. He currently serves as Executive Vice President and Chief Actuary. From September, 1993 through November, 1993, he was Senior Vice President and Actuary for Mutual of America Insurance Company. From July, 1987 through August, 1993, he held various positions with United Pacific Life Insurance Company and was Vice President and Actuary upon leaving.


Mr. William B. Lowe joined Equitable Life as Vice President, Sales & Marketing in January, 1994. He became a Senior Vice President, Sales & Marketing, of Golden American in August, 1997. He was also President of Equitable of Iowa Securities Network, Inc. until October, 1998. Prior to joining Equitable Life, he was an Associate Vice President of Lincoln Benefit Life from July, 1990 through December, 1993.

Mr. Edward Syring, Jr. joined Golden American in February, 1998 as a Senior Vice President, Sales & Marketing. Prior to joining Golden American, he was with Putnam Mutual Funds from April, 1991 through February, 1995.


Mr. Steven G. Mandel joined Golden American in October, 1988 and was elected Senior Vice President in June, 1998. Prior to joining
Golden American, he was with Monarch Resources Inc. from June, 1982 to October, 1988.

Mr. Ronald R. Blasdell joined Golden American in February, 1994 and was elected Senior Vice President in June, 1998. Prior to joining
Golden American, he was with United Pacific Life Insurance Company, from November, 1988 to November, 1993. From July, 1975 through November, 1988, he was with Colonial Penn Group, Inc.

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COMPENSATION TABLES AND OTHER INFORMATION
The following sets forth information with respect to the Chief
Executive Officer of Golden American as well as the annual salary and bonus for the five other most highly compensated executive officers for the fiscal year ended December 31, 1997. Certain executive officers of Golden American are also officers of DSI. The salaries of such individuals are allocated between Golden American and DSI pursuant to an arrangement among these companies. Throughout 1995 and until August 13, 1996, Terry L. Kendall served as a Managing Director at
Bankers Trust New York Corporation. Compensation amounts for Terry L. Kendall which are reflected throughout these tables prior to August 14, 1996 were not charged to Golden American, but were instead absorbed by Bankers Trust New York Corporation.


EXECUTIVE COMPENSATION TABLE
The following table sets forth information with respect to the annual salary and bonus for Golden American's Chief Executive Officer and the five other most highly compensated executive officers for the fiscal year ended December 31, 1997.


                                                         LONG-TERM
                             ANNUAL COMPENSATION        COMPENSATION
                             -------------------- ------------------------
                                                   RESTRICTED   SECURITIES
NAME AND                                          STOCK AWARDS  UNDERLYING  ALL OTHER
PRINCIPAL POSITION      YEAR  SALARY  BONUS (/1/) OPTIONS (/2/)  OPTIONS   COMPENSATION
------------------      ---- -------- ----------- ------------- ---------- ------------
Terry L. Kendall,...... 1997 $362,833  $ 80,365   $  644,844     16,000      $ 10,000(/4/)
 President and Chief    1996 $288,298  $400,000                              $ 11,535(/5/)
 Executive Officer(/3/) 1995 $250,000  $400,000                   8,000      $  6,706(/5/)

Paul R. Schlaack,.....  1997 $351,000  $249,185   $1,274,518     19,000      $ 15,000
  Chairman, Director    1996 $327,875  $249,185   $  245,875     19,000      $ 15,000
  and Vice President    1995 $311,750  $165,890   $   19,594     23,000      $  9,000(/4/)

Paul E. Larson,.......  1997 $327,667  $128,540   $  971,036     16,000      $ 15,000
  Executive Vice        1996 $267,791  $128,540   $  319,935     26,000      $ 15,000
  President, Chief      1995 $242,833  $ 70,760   $   73,396     20,000      $ 12,000(/4/)
  Financial Officer
  and Assistant Secretary

Barnett Chernow,....... 1997 $234,167  $ 31,859   $  277,576      4,000      $  5,000(/4/)
 Executive Vice         1996 $207,526  $150,000                              $  7,755(/5/)
 President              1995 $190,000  $165,000                              $ 15,444(/5/)(/6/)

Edward C. Wilson,...... 1997 $ 80,383  $137,700                   5,000
 Executive Vice         1996 $190,582  $327,473
 President

Myles R. Tashman,...... 1997 $181,417  $ 25,000   $   165,512     5,000      $  5,000(/4/)
 Executive Vice         1996 $176,138  $ 90,000                              $  5,127(/5/)
 President, General     1995 $160,000  $ 25,000
 Counsel and Secretary

________________

(1) The amount shown relates to bonuses paid in 1997, 1996 and 1995. $50,000 of Mr. Wilson's bonus paid in 1996 represents a signing bonus.

(2) Restricted stock awards granted to executive officers vested on October 24, 1997 with the change in control of Equitable of Iowa.

(3) Awards comprised of qualified and non-qualified stock options. All options were granted with an exercise price equal to the then fair market value of the underlying stock. All options vested with the change in control of Equitable of Iowa and were cashed out for the difference between $68.00 and the exercise price.

(4) For 1997, this compensation includes payment to each named executive as perquisite payments which are classified as taxable income and are required to be applied to specific business expenses of the named executive.

(5)  Contributions were made by the Company on behalf of the employee to PartnerShare, the deferred compensation plan sponsored by Bankers Trust New York Corporation and its affiliates for the benefit of all Bankers Trust employees, in February of the current year to employees on record as of December 31 of the previous year, after the employee completes one year of service with the company. This contribution could be in the form of deferred compensation and/or a cash payment. In 1996, Mr. Kendall received $9,000 of deferred compensation and $2,535 of cash payment from the plan; Mr. Chernow received $6,000 of deferred compensation and $1,755 of cash payment from the plan; Mr. Tashman received $4,000 of deferred compensation and $1,127 of
     cash payment from the plan;   Mr. Wilson was not eligible for
     contributions to the Partnershare Plan in 1996. In 1995, Mr. Kendall received $2,956 of deferred compensation and $3,750 of cash payment from the plan; Mr. Chernow received $1,013 of deferred compensation and $1,267 of cash payment from the plan; Mr. Wilson and Mr. Tashman were not eligible for contributions to the PartnerShare Plan in 1995.

(6) Amount shown for 1995 represents relocation expenses paid on behalf of the employee.

Option Grants in Last Fiscal Year (1997)
On October 24, 1997, in conjunction with the acquisition of Equitable of Iowa, all outstanding options vested and were cashed out for the difference between $68.00 and the exercise price. The table below represents the options granted in 1997.

                                                                              POTENTIAL
                                                                         REALIZABLE VALUE AT
                                                                           ASSUMED ANNUAL
                                       % OF TOTAL                          RATES OF STOCK
                           NUMBER OF    OPTIONS                          PRICE APPRECIATION
                          SECURITIES   GRANTED TO                            FOR OPTION
                          UNDERLYING   EMPLOYEES                             TERM (/4/)
                            OPTIONS    IN FISCAL   EXERCISE   EXPIRATION -------------------
NAME                     GRANTED (/1/)    YEAR    PRICE (/2/) DATE (/3/)    5%       10%
----                     ------------- ---------- ----------- ---------- -------- ----------
Terry L. Kendall........    16,000         5.26     $47.875   2/12/2007  $481,733 $1,220,807
Pual R. Schlaack........     8,000         6.25     $47.875   2/12/2007  $572,058 $1,449,708
Paul E. Larsen..........     8,000         6.25     $47.875   2/12/2007  $782,817 $1,983,811
Barnett Chernow.........     4,000         1.32     $47.875   2/12/2007  $120,433 $  305,202
Edward C. Wilson........     5,000         1.64     $47.875   2/12/2007  $150,542 $  381,502
Myles Tashman...........     5,000         1.64     $47.875   2/12/2007  $150,542 $  381,502

________________


(1) Stock options granted on February 12, 1997 by Equitable of Iowa to the officers of Golden American had a five-year vesting period with 20% exercisable after 3rd year, an additional 30% after 4th year, and the final 50% after 5th year. The options vested with the change of control of Equitable of Iowa.

(2) The exercise price was equal to the fair market value of the Common Stock on the date of grant.

(3) Incentive Stock Options had a term of ten years. They were subject to earlier termination in certain events related to termination of employment.

(4) Total dollar gains based on indicated rates of appreciation of share price over a ten-year term.


Directors of Golden American receive no additional compensation for serving as a director.

UNAUDITED FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY For the Nine Months Ended September 30, 1998 and 1997

Golden American Life Insurance Company
Condensed Consolidated Statements of Income (Unaudited):


                                           POST-MERGER      POST-ACQUISITION
                                        _____________________________________
                                           For the Nine   |   For the Nine
                                           Months ended   |   Months ended
                                        September 30, 1998|September 30, 1997
                                        __________________|__________________
                                                (Dollars in thousands)
                                                          |
Revenues:                                                 |
 Annuity and interest sensitive life                      |
  product charges                                 $26,984 |          $15,937
 Management fee revenue                             3,257 |            2,014
 Net investment income                             29,296 |           18,955
 Realized gains on investments                        436 |               58
 Other income                                       4,805 |              427
                                        __________________|__________________
                                                   64,778 |           37,391
                                                          |
Insurance benefits and expenses:                          |
 Annuity and interest sensitive life                      |
  benefits:                                               |
  Interest credited to account balances            64,110 |           16,840
  Benefit claims incurred in excess of                    |
   account balances                                   862 |              118
 Underwriting, acquisition and                            |
  insurance expenses:                                     |
  Commissions                                      84,958 |           23,113
  General expenses                                 23,480 |           11,762
  Insurance taxes                                   2,680 |            1,693
  Policy acquisition costs deferred              (133,616)|          (25,464)
  Amortization:                                           |
   Deferred policy acquisition costs                4,014 |            1,433
   Present value of in force acquired               3,252 |            4,465
   Goodwill                                         2,834 |            1,261
                                        __________________|__________________
                                                   52,574 |           35,221
Interest expense                                    3,033 |            1,827
                                        __________________|__________________
                                                   55,607 |           37,048
                                        __________________|__________________
                                                    9,171 |              343
                                                          |
Income taxes                                        4,294 |                1
                                        __________________|__________________
Net income                                         $4,877 |             $342
                                        =====================================





                         See accompanying notes.

Condensed Consolidated Balance Sheets (Unaudited):



                                                       POST-MERGER
                                          _____________________________________
                                          September 30, 1998|December 31, 1997
                                          __________________|__________________
                                                  (Dollars in thousands,
                                                  except per share data)
                                                            |
ASSETS                                                      |
Investments:                                                |
 Fixed maturities, available for sale,                      |
  at fair value (cost: 1998 - $610,316;                     |
  1997 - $413,288)                                 $618,650 |         $414,401
 Equity securities, at fair value                           |
  (cost: 1998 - $14,437; 1997 - $4,437)              10,092 |            3,904
 Mortgage loans                                      98,045 |           85,093
 Policy loans                                        10,217 |            8,832
 Short-term investments                              11,886 |           14,460
                                          __________________|__________________
Total investments                                   748,890 |          526,690
                                                            |
Cash and cash equivalents                            18,951 |           21,039
Due from affiliates                                   1,114 |              827
Accrued investment income                             9,395 |            6,423
Deferred policy acquisition costs                   140,845 |           12,752
Present value of in force acquired                   36,502 |           43,174
Current income taxes recoverable                        502 |              272
Deferred income tax asset                            31,633 |           36,230
Property and equipment, less allowances for                 |
 depreciation of $583 in 1998 and $97                       |
 in 1997                                              4,550 |            1,567
Goodwill, less accumulated amortization of                  |
 $3,463 in 1998 and $630 in 1997                    147,664 |          150,497
Other assets                                          7,153 |              755
Separate account assets                           2,629,343 |        1,646,169
                                          __________________|__________________
Total assets                                     $3,776,542 |       $2,446,395
                                          ==================|==================
                                                            |
LIABILITIES AND STOCKHOLDER'S EQUITY                        |
Policy liabilities and accruals:                            |
 Future policy benefits:                                    |
  Annuity and interest sensitive life                       |
   products                                        $705,673 |         $505,304
  Unearned revenue reserve                            2,968 |            1,189
 Other policy claims and benefits                        89 |               10
                                          __________________|__________________
                                                    708,730 |          506,503
Reciprocal loan with affiliate                       40,000 |               --
Line of credit with affiliate                            -- |           24,059
Surplus note                                         25,000 |           25,000
Revolving note payable                               20,082 |               --
Due to affiliates                                     1,552 |               80
Other liabilities                                    46,400 |           17,271
Separate account liabilities                      2,629,343 |        1,646,169
                                          __________________|__________________
                                                  3,471,107 |        2,219,082
                                                            |
Commitments and contingencies                               |
                                                            |
Stockholder's equity:                                       |
 Common stock, par value $10 per share,                     |
  authorized, issued and outstanding                        |
  250,000 shares                                      2,500 |            2,500
 Additional paid-in capital                         297,640 |          224,997
 Accumulated comprehensive income                       842 |              241
 Retained earnings (deficit)                          4,453 |             (425)
                                          __________________|__________________
Total stockholder's equity                          305,435 |          227,313
                                          __________________|__________________
Total liabilities and stockholder's                         |
 equity                                          $3,776,542 |       $2,446,395
                                          =====================================

                         See accompanying notes.

Condensed Consolidated Statements of Cash Flows (Unaudited):


                                            POST-MERGER      POST-ACQUISITION
                                         _____________________________________
                                            For the Nine   |   For the Nine
                                            Months ended   |   Months ended
                                         September 30, 1998|September 30, 1997
                                         __________________|__________________
                                                 (Dollars in thousands)
                                                           |
NET CASH USED IN OPERATING ACTIVITIES             ($22,666)|          ($1,659)
                                                           |
INVESTING ACTIVITIES                                       |
Sale, maturity or repayment of                             |
 investments:                                              |
 Fixed maturities - available for sale              92,707 |           35,590
 Mortgage loans on real estate                       3,145 |            5,017
 Short-term investments - net                        2,575 |           11,153
                                         __________________|__________________
                                                    98,427 |           51,760
                                                           |
Acquisition of investments:                                |
 Fixed maturities - available for sale            (291,687)|         (146,376)
 Equity securities                                 (10,000)|           (4,864)
 Mortgage loans on real estate                     (16,390)|          (38,058)
 Policy loans - net                                 (1,385)|           (3,682)
                                         __________________|__________________
                                                  (319,462)|         (192,980)
Purchase of property and equipment                  (3,470)|             (659)
                                         __________________|__________________
Net cash used in investing activities             (224,505)|         (141,879)
                                                           |
FINANCING ACTIVITIES                                       |
Proceeds from reciprocal loan agreement                    |
 borrowings                                        242,847 |               --
Repayment of reciprocal loan agreement                     |
 borrowings                                       (202,847)|               --
Proceeds from revolving note payable                20,082 |               --
Proceeds from line of credit borrowings                 -- |           86,522
Repayment of line of credit borrowings             (24,059)|          (69,562)
Receipts from annuity and interest                         |
 sensitive life policies credited to                       |
 policyholder account balances                     350,385 |          232,635
Return of policyholder account balances                    |
 on annuity and interest sensitive life                    |
 policies                                          (50,370)|          (12,674)
Net reallocations to Separate Accounts            (163,455)|          (81,561)
Contribution from parent                            72,500 |            1,011
                                         __________________|__________________
Net cash provided by financing activities          245,083 |          156,371
                                         __________________|__________________
                                                           |
Increase (decrease) in cash and cash                       |
 equivalents                                       ($2,088)|          $12,833
                                                           |
Cash and cash equivalents at beginning                     |
 of period                                          21,039 |            5,839
                                         __________________|__________________
Cash and cash equivalents at end of period         $18,951 |          $18,672
                                         ==================|==================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW                       |
 INFORMATION                                               |
                                                           |
Cash paid during the period for:                           |
 Interest                                           $3,493 |               --
 Income taxes                                           80 |             $283
                                                           |
Non-cash financing activities:                             |
 Non-cash adjustment to paid in capital                    |
  for adjusted merger costs                            143 |               --
 Contribution of property, plant and                       |
  equipment from EIC Variable, Inc. net                    |
  of $353 of accumulated depreciation                   -- |              110
                                                           |


                         See accompanying notes.

NOTE 1 -- BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. This form is being filed with the reduced disclosure format specified in General Instruction H (1)(a) and (b) of Form 10-Q. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments were of a normal recurring nature, unless otherwise noted in Management's Discussion and Analysis and the Notes to Financial Statements. Operating results for the nine months ended September 30, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the financial statements and footnotes thereto included in the Golden American Life Insurance Company Annual Report on Form 10-K for the year ended December 31, 1997.

CONSOLIDATION
The condensed consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Company"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION
On October 24, 1997, PFHI Holdings, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable") pursuant to the terms of an Agreement and Plan of Merger dated as of July 7, 1997, among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of the merger, Equitable was merged into PFHI which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation.

On August 13, 1996, Equitable acquired all of the outstanding capital stock of EIC Variable, Inc. (formerly known as BT Variable, Inc.) and its wholly owned subsidiaries, Golden American and Directed Services, Inc. ("DSI"), from Whitewood Properties Corporation.

For financial statement purposes, the ING merger was accounted for as a purchase effective October 25, 1997, and the change in control of Golden American through the acquisition of BT Variable, Inc. was accounted for as a purchase effective August 14, 1996. The merger and acquisition resulted in new bases of accounting reflecting estimated fair values of assets and liabilities at their respective dates. As a result, the Company's financial statements for the period subsequent to October 24, 1997, are presented on the Post-Merger new basis of accounting, for the period August 14, 1996 through October 24, 1997, are presented on the Post-Acquisition basis of accounting, and for August 13, 1996 and prior periods are presented on the Pre-Acquisition basis of accounting.

FAIR VALUES
Estimated fair values of investment grade public bonds are estimated using a third party pricing system. This pricing system uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

STATUTORY
Net income (loss) for Golden American as determined in accordance with statutory accounting practices was $(32,198,000) and $510,000 for the nine months ended September 30, 1998 and 1997, respectively. Total statutory capital and surplus was $112,356,000 at September 30, 1998 and $76,914,000 at December 31, 1997.

RECLASSIFICATION
Certain amounts in the September 30, 1997 and December 31, 1997 financial statements have been reclassified to conform to the September 30, 1998 financial statement presentation.

NOTE 2 -- COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted the Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholder's equity. SFAS No. 130 requires unrealized gains or losses on the Company's available for sale securities (net of deferred income taxes, deferred policy acquisition costs and present value of in force acquired), which prior to adoption were reported separately in stockholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

During the third quarter and first nine months of 1998, total comprehensive income for the Company amounted to $2,426,000 and $5,478,000, respectively ($2,385,000 and $2,016,000, respectively, for the same periods of 1997). Included in these amounts are total comprehensive income for First Golden of $601,000 and $1,174,000 for the third quarter and first nine months of 1998, respectively ($551,000 and $879,000, respectively, for the same periods of 1997).

NOTE 3 -- RELATED PARTY TRANSACTIONS

DSI acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker/dealers to distribute the Company's variable insurance products and appoint the broker/dealers as agents. As of September 30, 1998, the Company's variable insurance products are sold primarily through four broker/dealer institutions. The Company paid commissions and expenses to DSI totaling $32,104,000 in the third quarter and $82,548,000 for the first nine months of 1998 ($8,849,000 and $23,113,000, respectively, for the same periods of 1997).

Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services was calculated as a percentage of average assets in the variable separate accounts. For the quarter and nine months ended September 30, 1998, the fee was $1,234,000 and $3,257,000 ($736,000 and $2,014,000, respectively, for the same periods of 1997).

Golden American provides certain advisory, computer and other resources and services to Equitable Life Insurance Company of Iowa ("Equitable Life"). Revenues for these services, which reduce general expenses incurred by Golden American, totaled $1,524,000 in the third quarter and $5,091,000 for the first nine months of 1998 ($954,000 and $2,694,000, respectively, for the same periods of 1997).

The Company has a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. The Company incurred expenses of $261,000 in the third quarter and $575,000 for the first nine months of 1998 under this agreement.

First Golden provides resources and services to DSI. Revenues for these services, which reduce general expenses incurred by the Company, totaled $19,000 in the third quarter and $57,000 for the first nine months of 1998.

Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate of EIC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement which became effective January 1, 1998, and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval of the State of Delaware Department of Insurance. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $505,000 in the third quarter and $1,269,000 for the first nine months of 1998. At September 30, 1998, $40,000,000 was payable to ING AIH under this agreement.

Effective January 1, 1998, the Company has an asset management agreement with ING Investment Management LLC ("ING-IM"), an affiliated company, in which ING-IM provides asset management services. Under the agreement, the Company records a fee based on the value of the assets under management. The fee is payable quarterly. For the third quarter and first nine months of 1998, the Company incurred fees of $341,000 and $1,013,000, respectively, under this agreement.

Golden American maintained a line of credit agreement with Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement which became effective December 1, 1996, and expired December 31, 1997, Golden American could borrow up to $25,000,000. Interest on any borrowings was charged at the rate of Equitable's monthly average aggregate cost of short-term funds plus 1.00%. Under this agreement, Golden American incurred interest expense of $211,000 for the first nine months of 1998 ($165,000 and $279,000 in the third quarter and first nine months of 1997, respectively). The outstanding balance was paid by a capital contribution.

For the nine months ended September 30, 1998, the Company had premiums, net of reinsurance, for variable products from four affiliates, Locust Street Securities, Inc., Vestax Securities Corporation, DSI and Multi-Financial Securities Corporation of $92,900,000, $30,100,000, $10,700,000 and
$10,100,000, respectively.

NOTE 4 -- COMMITMENTS AND CONTINGENCIES

REINSURANCE: At September 30, 1998, Golden American had reinsurance treaties with four unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. At September 30, 1998, the Company has a net receivable of $6,539,000 for reserve credits, reinsurance claims or other receivables from these reinsurers comprised of $257,000 for claims recoverable from reinsurers, $451,000 for a payable for reinsurance premiums, and $6,733,000 for a receivable from an unaffiliated reinsurer. Included in the accompanying financial statements are net considerations to reinsurers of $1,293,000 in the third quarter and $3,259,000 for the first nine months of 1998 compared to $467,000 and $1,318,000, respectively, for the same periods in 1997. Also included in the accompanying financial statements are net policy benefits of $1,272,000 and $2,096,000 in the third quarter and first nine months of 1998, respectively ($142,000 and $571,000, respectively, for the same periods of 1997).

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty.

INVESTMENT COMMITMENTS: At September 30, 1998, outstanding commitments to fund mortgage loans on real estate totaled $25,290,000.

GUARANTY FUND ASSESSMENTS: Assessments are levied on the Company by life and health guaranty associations in most states in which the Company is licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Company cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for premium tax offset. The Company has established an undiscounted reserve to cover such assessments and regularly reviews information regarding known failures and revises its estimates of future guaranty fund assessments. Accordingly, the Company accrued and charged to expense an additional $208,000 in the third quarter and $598,000 for the first nine months of 1998. At September 30, 1998, the Company has an undiscounted reserve of $1,910,000 to cover estimated future assessments (net of related anticipated premium tax credits) and has established an asset totaling $261,000 for assessments paid which may be recoverable through future premium tax offsets. The Company believes this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premium levels and known insolvencies at this time.

LITIGATION: The Company, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. The Company currently believes no pending or threatened lawsuits exist that are reasonably likely to have a material adverse impact on the Company.

VULNERABILITY FROM CONCENTRATIONS: The Company's asset growth, net investment income and cash flow are primarily generated from the sale of variable products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns which may result in higher lapse experience than assumed could have a severe impact on the Company's financial condition. A significant portion of the Company's sales is generated by four broker/dealers.

The Company has various concentrations in its investment portfolio. The composition of the Company's fixed maturity securities has changed significantly from December 31, 1997. The following percentages relate to holdings at September 30, 1998, and December 31, 1997. Fixed maturity investments included investments in basic industrials (25% in 1998, 30% in 1997), conventional mortgage-backed securities (24% in 1998, 13% in 1997), financial companies (20% in 1998, 24% in 1997), asset-backed securities (11% in 1998, 0% in 1997), various government bonds or agency mortgage-backed securities (7% in 1998, 17% in 1997) and public utilities (6% in 1998, 7% in 1997).

REVOLVING NOTE PAYABLE: To enhance short-term liquidity, the Company has established a revolving note payable effective July 27, 1998, and expiring July 31, 1999, with SunTrust Bank, Atlanta (the "Bank"). The note was approved by Golden American's and First Golden's boards of directors on August 5, 1998 and September 29, 1998, respectively. The total amount the Company may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The note accrues interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.25% or (2) a rate quoted by the Bank to the Company for the advance. The terms of the agreement require the Company to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the quarter and nine months ended September 30, 1998, the Company paid interest expense of $6,000. At September 30, 1998, $20,082,000 was payable to the Bank under this note by Golden American.

YEAR 2000 PROJECT: Based on a 1997 study of its computer software and hardware, the Company has determined its exposure to the Year 2000 change of the century date issue. Some of the Company's computer programs were originally written using two digits rather than four to define a particular year. As a result, these computer programs contain "time sensitive" software that may recognize "00" as the year 1900 rather than the year 2000, which could cause system failure or miscalculations resulting in disruptions to operations. These disruptions could include, but are not limited to, a temporary inability to record transactions.

The Company has identified one system and some desktop software that will have date problems. All systems will be upgraded in the fourth quarter of 1998. To a lesser extent, the Company depends on various non-information technology systems, such as telephone switches, which could also fail or misfunction as a result of the Year 2000.

The Company has developed a plan to address the Year 2000 issue in a timely manner. The following schedule details the plan's phases, progress towards completion and actual or estimated completion dates:

                                        % Complete as of      Actual/Estimated
              Phases                    September 30, 1998    Completion Dates
______________________________________________________________________________

ASSESSMENT AND DEVELOPMENT of the steps
 to be taken to address Year 2000
 systems issues                               100%                12/31/97
IMPLEMENTATION of steps to address Year
 2000 systems issues                         76-99%               12/31/98
IMPLEMENTATION of steps to address
 Year 2000 desktop software issues           76-99%               12/31/98
TESTING of systems                           26-50%               12/31/98
POINT-TO-POINT TESTING of external
 interfaces with third party computer
 systems that communicate with Company
 systems                                      1-25%               12/31/98
IMPLEMENTATION of tested software
 addressing Year 2000 systems issues         51-75%               12/31/98
CONTINGENCY PLAN                              1-25%               03/31/99


In addition, the Company's operations could be adversely affected if significant customers, suppliers and other third parties would be unable to transact business in the Year 2000 and thereafter. To mitigate the effect of outside influences and other dependencies relative to the Year 2000, the Company has identified and contacted these third parties who have assured the Company that necessary steps are being taken to prepare for the Year 2000.

Management believes the Company's systems are or will be substantially compliant by Year 2000. Golden American has charged to expense approximately $140,000 in the first nine months of 1998 related to the Year 2000 project. The Company anticipates charging to expense an additional $180,000 to $195,000 in 1998 which includes upgrade and internal resources costs. Management expects some internal resources will be utilized in early 1999 to finalize the contingency plan.

Despite the Company's efforts to modify or replace "time sensitive" computer and information systems, the Company could experience a disruption to its operations as a result of the Year 2000. The Company is currently developing a contingency plan to address any systems that may malfunction despite the testing being performed. The contingency plan, which is expected to be completed by March 31, 1999, will provide for the availability of staff, prioritize tasks and outline procedures to fix any malfunctioning systems.

The costs and completion date of the Year 2000 project are based on management's best estimates. These estimates were derived using numerous assumptions of future events, including the continued availability of resources, third party Year 2000 compliance and other factors. There is no guarantee these estimates will be achieved and actual results could materially differ from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer codes and other uncertainties.

______________________________________________________________________________

FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY
For the years ended December 31, 1997, 1996 and 1995




REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the periods from October 25, 1997 through December 31, 1997, January 1, 1997 through October 24, 1997, August 14, 1996 through December 31, 1996, and January 1, 1996 through August 13, 1996, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the periods from October 25, 1997 through December 31, 1997, January 1, 1997 through October 24, 1997, August 14, 1996 through December 31, 1996, and January 1, 1996 through August 13, 1996, and the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                  /s/Ernst & Young LLP


Des Moines, Iowa
February 12, 1998

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share data)

                                            POST-MERGER      POST-ACQUISITION
                                        ______________________________________
                                         December 31, 1997 | December 31, 1996
                                        ___________________| _________________
                                                           |
ASSETS                                                     |
                                                           |
Investments:                                               |
 Fixed maturities, available for sale,                     |
  at fair value (cost: 1997 - $413,288;                    |
  1996 - $275,153)                                $414,401 |         $275,563
 Equity securities, at fair value                          |
  (cost: 1997 - $4,437; 1996 - $36)                  3,904 |               33
 Mortgage loans on real estate                      85,093 |           31,459
 Policy loans                                        8,832 |            4,634
 Short-term investments                             14,460 |           12,631
                                        ___________________| _________________
Total investments                                  526,690 |          324,320
                                                           |
Cash and cash equivalents                           21,039 |            5,839
                                                           |
Due from affiliates                                    827 |               --
                                                           |
Accrued investment income                            6,423 |            4,139
                                                           |
Deferred policy acquisition costs                   12,752 |           11,468
                                                           |
Present value of in force acquired                  43,174 |           83,051
                                                           |
Current income taxes recoverable                       272 |               --
                                                           |
Deferred income tax asset                           36,230 |               --
                                                           |
Property and equipment, less allowances                    |
 for depreciation of $97 in 1997 and                       |
 $63 in 1996                                         1,567 |              699
                                                           |
Goodwill, less accumulated amortization                    |
 of $630 in 1997 and $589 in 1996                  150,497 |           38,665
                                                           |
Other assets                                           195 |            2,471
                                                           |
Separate account assets                          1,646,169 |        1,207,247
                                        ___________________| _________________
Total assets                                    $2,445,835 |       $1,677,899
                                        ===================| =================

                                            POST-MERGER      POST-ACQUISITION
                                        ______________________________________
                                         December 31, 1997 | December 31, 1996
                                        ___________________| _________________
                                                           |
LIABILITIES AND STOCKHOLDER'S EQUITY                       |
                                                           |
Policy liabilities and accruals:                           |
 Future policy benefits:                                   |
  Annuity and interest sensitive life                      |
   products                                       $505,304 |         $285,287
  Unearned revenue reserve                           1,189 |            2,063
 Other policy claims and benefits                       10 |               --
                                        ___________________| _________________
                                                   506,503 |          287,350
                                                           |
Deferred income tax liability                           -- |              365
Line of credit with affiliate                       24,059 |               --
Surplus note                                        25,000 |           25,000
Due to affiliates                                       80 |            1,504
Other liabilities                                   16,711 |           15,949
Separate account liabilities                     1,646,169 |        1,207,247
                                        ___________________| _________________
                                                 2,218,522 |        1,537,415
                                                           |
Commitments and contingencies                              |
                                                           |
Stockholder's equity:                                      |
 Common stock, par value $10 per share,                    |
  authorized, issued and outstanding                       |
  250,000 shares                                     2,500 |            2,500
 Additional paid-in capital                        224,997 |          137,372
 Unrealized appreciation (depreciation)                    |
  of securities at fair value                          241 |              262
 Retained earnings (deficit)                          (425)|              350
                                        ___________________| _________________
Total stockholder's equity                         227,313 |          140,484
                                        ___________________| _________________
Total liabilities and stockholder's                        |
 equity                                         $2,445,835 |       $1,677,899
                                        ===================| =================


                         See accompanying notes.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                            (Dollars in thousands)

                                              POST-MERGER     POST-ACQUISITION
                                           ___________________________________
                                              For the period |  For the period
                                            October 25, 1997 | January 1, 1997
                                                     through |         through
                                           December 31, 1997 |October 24, 1997
                                           __________________|________________
                                                             |
                                                             |
Revenues:                                                    |
 Annuity and interest sensitive life                         |
  product charges                                     $3,834 |        $18,288
 Management fee revenue                                  508 |          2,262
 Net investment income                                 5,127 |         21,656
 Realized gains (losses) on investments                   15 |            151
 Other income                                            236 |            426
                                           __________________|________________
                                                       9,720 |         42,783
                                                             |
                                                             |
Insurance benefits and expenses:                             |
 Annuity and interest sensitive life benefits:               |
  Interest credited to account balances                7,413 |         19,276
  Benefit claims incurred in excess of                       |
   account balances                                       -- |            125
 Underwriting, acquisition and insurance                     |
  expenses:                                                  |
  Commissions                                          9,437 |         26,818
  General expenses                                     3,350 |         13,907
  Insurance taxes                                        450 |          1,889
  Policy acquisition costs deferred                  (13,678)|        (29,003)
  Amortization:                                              |
   Deferred policy acquisition costs                     892 |          1,674
   Present value of in force acquired                    948 |          5,225
   Goodwill                                              630 |          1,398
                                           __________________|________________
                                                       9,442 |         41,309
                                                             |
Interest expense                                         557 |          2,082
                                           __________________|________________
                                                       9,999 |         43,391
                                           __________________|________________
Income (loss) before income taxes                       (279)|           (608)
                                                             |
Income taxes                                             146 |         (1,337)
                                           __________________|________________
                                                             |
Net income (loss)                                      ($425)|           $729
                                           ==================|================

                                            POST-ACQUISITION   PRE-ACQUISITION
                                           ____________________________________
                                              For the period |  For the period
                                             August 14, 1996 | January 1, 1996
                                                     through |         through
                                           December 31, 1996 | August 13, 1996
                                           __________________| ________________
                                                             |
                                                             |
Revenues:                                                    |
 Annuity and interest sensitive life                         |
  product charges                                     $8,768 |         $12,259
 Management fee revenue                                  877 |           1,390
 Net investment income                                 5,795 |           4,990
 Realized gains (losses) on investments                   42 |            (420)
 Other income                                            486 |              70
                                           __________________| ________________
                                                      15,968 |          18,289
                                                             |
                                                             |
Insurance benefits and expenses:                             |
 Annuity and interest sensitive life benefits:               |
  Interest credited to account balances                5,741 |           4,355
  Benefit claims incurred in excess of                       |
   account balances                                    1,262 |             915
 Underwriting, acquisition and insurance                     |
  expenses:                                                  |
  Commissions                                          9,866 |          16,549
  General expenses                                     5,906 |           9,422
  Insurance taxes                                        672 |           1,225
  Policy acquisition costs deferred                  (11,712)|         (19,300)
  Amortization:                                              |
   Deferred policy acquisition costs                     244 |           2,436
   Present value of in force acquired                  2,745 |             951
   Goodwill                                              589 |              --
                                           __________________| ________________
                                                      15,313 |          16,553
                                                             |
Interest expense                                          85 |              --
                                           __________________| ________________
                                                      15,398 |          16,553
                                           __________________| ________________
Income (loss) before income taxes                        570 |           1,736
                                                             |
Income taxes                                             220 |          (1,463)
                                           __________________| ________________
                                                             |
Net income (loss)                                       $350 |          $3,199
                                           ==================| ================

                                                             PRE-ACQUISITION
                                                           __________________
                                                           For the year ended
                                                            December 31, 1995
                                                           __________________

Revenues:
 Annuity and interest sensitive life
  product charges                                                    $18,388
 Management fee revenue                                                  987
 Net investment income                                                 2,818
 Realized gains (losses) on investments                                  297
 Other income                                                             63
                                                           __________________
                                                                      22,553


Insurance benefits and expenses:
 Annuity and interest sensitive life benefits:
  Interest credited to account balances                                1,322
  Benefit claims incurred in excess of
   account balances                                                    1,824
 Underwriting, acquisition and insurance
  expenses:
  Commissions                                                          7,983
  General expenses                                                    12,650
  Insurance taxes                                                        952
  Policy acquisition costs deferred                                   (9,804)
  Amortization:
   Deferred policy acquisition costs                                   2,710
   Present value of in force acquired                                  1,552
   Goodwill                                                               --
                                                           __________________
                                                                      19,189

Interest expense                                                          --
                                                           __________________
                                                                      19,189
                                                           __________________
Income (loss) before income taxes                                      3,364

Income taxes                                                              --
                                                           __________________
Net income (loss)                                                     $3,364
                                                           ==================

                         See accompanying notes.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY

            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                            (Dollars in thousands)

                                              PRE-ACQUISITION
                     __________________________________________________________
                                                    Unreal-
                                                       ized
                                                     Appre-
                                                    ciation
                                                    (Depre-
                                                   ciation)
                                          Addi-          of              Total
                             Redeemable  tional  Securities  Retained   Stock-
                     Common   Preferred Paid-In          at  Earnings holder's
                      Stock       Stock Capital  Fair Value (Deficit)   Equity
                     __________________________________________________________

Balance at
 January 1, 1995     $2,500   $50,000   $37,086        ($1)     ($79)  $89,506
 Contribution of
  capital                --        --     7,944         --        --     7,944
 Net income              --        --        --         --     3,364     3,364
 Preferred stock
  dividends              --        --        --         --    (3,348)   (3,348)
 Unrealized apprecia-
  tion of securities
  at fair value          --        --        --        659        --       659
                     __________________________________________________________
Balance at
 December 31, 1995    2,500    50,000    45,030        658       (63)   98,125
 Net income              --        --        --         --     3,199     3,199
 Preferred stock
  dividends              --        --        --         --      (719)     (719)
 Unrealized deprecia-
  tion of securities
  at fair value          --        --        --     (1,175)       --    (1,175)
                     __________________________________________________________
Balance at
 August 13, 1996     $2,500   $50,000   $45,030      ($517)   $2,417   $99,430
                     ==========================================================

                                              POST-ACQUISITION
                     __________________________________________________________
                                                    Unreal-
                                                       ized
                                                     Appre-
                                                    ciation
                                                    (Depre-
                                                   ciation)
                                          Addi-          of              Total
                             Redeemable  tional  Securities Retained    Stock-
                     Common   Preferred Paid-In          at Earnings  holder's
                      Stock       Stock Capital  Fair Value (Deficit)   Equity
                     __________________________________________________________

Balance at
 August 14, 1996     $2,500   $50,000   $87,372         --        --  $139,872
 Contribution of
  preferred stock
  to additional
  paid-in capital        --   (50,000)   50,000         --        --        --
 Net income              --        --        --         --      $350       350
 Unrealized apprecia-
  tion of securities
  at fair value          --        --        --       $262        --       262
                     __________________________________________________________
Balance at
 December 31, 1996    2,500        --   137,372        262       350   140,484
 Contribution of
  capital                --        --     1,121         --        --     1,121
 Net income              --        --        --         --       729       729
 Unrealized apprecia-
  tion of securities
  at fair value          --        --        --      1,543        --     1,543
                     __________________________________________________________
Balance at
 October 24, 1997    $2,500        --  $138,493     $1,805    $1,079  $143,877
                     ==========================================================

                                              POST-MERGER
                     __________________________________________________________
                                                    Unreal-
                                                       ized
                                                     Appre-
                                                    ciation
                                                    (Depre-
                                                   ciation)
                                          Addi-          of              Total
                             Redeemable  tional  Securities Retained    Stock-
                     Common   Preferred Paid-In          at Earnings  holder's
                      Stock       Stock Capital  Fair Value (Deficit)   Equity
                     __________________________________________________________

Balance at
 October 25, 1997    $2,500        --  $224,997         --        --  $227,497
 Net loss                --        --        --         --     ($425)     (425)
 Unrealized apprecia-
  tion of securities
  at fair value          --        --        --       $241        --       241
                     __________________________________________________________
Balance at
 December 31, 1997   $2,500        --  $224,997       $241     ($425) $227,313
                     ==========================================================



                         See accompanying notes.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                           POST-MERGER        POST-ACQUISITION
                                       ________________________________________
                                           For the period |     For the period
                                         October 25, 1997 |    January 1, 1997
                                                  through |            through
                                        December 31, 1997 |   October 24, 1997
                                       ___________________| ___________________
                                                          |
OPERATING ACTIVITIES                                      |
Net income (loss)                                   ($425)|               $729
Adjustments to reconcile net income (loss)                |
 to net cash provided by (used in)                        |
 operations:                                              |
 Adjustments related to annuity and                       |
  interest sensitive life products:                       |
  Change in annuity and interest                          |
   sensitive life product reserves                  7,361 |             19,177
  Change in unearned revenues                       1,189 |              3,292
 Decrease (increase) in accrued                           |
  investment income                                 1,205 |             (3,489)
 Policy acquisition costs deferred                (13,678)|            (29,003)
 Amortization of deferred policy                          |
  acquisition costs                                   892 |              1,674
 Amortization of present value of in                      |
  force acquired                                      948 |              5,225
 Change in other assets, other                            |
  liabilities and accrued income taxes              4,205 |             (8,944)
 Provision for depreciation and                           |
  amortization                                      1,299 |              3,203
 Provision for deferred income taxes                  146 |                316
 Realized (gains) losses on investments               (15)|               (151)
                                       ___________________| ___________________
Net cash provided by (used in)                            |
 operating activities                               3,127 |             (7,971)
                                                          |
INVESTING ACTIVITIES                                      |
Sale, maturity or repayment of                            |
 investments:                                             |
 Fixed maturities - available for sale              9,871 |             39,622
 Mortgage loans on real estate                      1,644 |              5,828
 Short-term investments - net                          -- |             11,415
                                       ___________________| ___________________
                                                   11,515 |             56,865
Acquisition of investments:                               |
 Fixed maturities - available for sale            (29,596)|           (155,173)
 Equity securities                                     (1)|             (4,865)
 Mortgage loans on real estate                    (14,209)|            (44,481)
 Policy loans - net                                  (328)|             (3,870)
 Short-term investments - net                     (13,244)|                 --
                                       ___________________| ___________________
                                                  (57,378)|           (208,389)



                         See accompanying notes.

                                        POST-ACQUISITION      PRE-ACQUISITION
                                       ________________________________________
                                           For the period |     For the period
                                          August 14, 1996 |    January 1, 1996
                                                  through |            through
                                        December 31, 1996 |    August 13, 1996
                                       ___________________| ___________________
                                                          |
OPERATING ACTIVITIES                                      |
Net income (loss)                                    $350 |             $3,199
Adjustments to reconcile net income (loss)                |
 to net cash provided by (used in)                        |
 operations:                                              |
 Adjustments related to annuity and                       |
  interest sensitive life products:                       |
  Change in annuity and interest                          |
   sensitive life product reserves                  5,106 |              4,472
  Change in unearned revenues                       2,063 |              2,084
 Decrease (increase) in accrued                           |
  investment income                                  (877)|             (2,494)
 Policy acquisition costs deferred                (11,712)|            (19,300)
 Amortization of deferred policy                          |
  acquisition costs                                   244 |              2,436
 Amortization of present value of in                      |
  force acquired                                    2,745 |                951
 Change in other assets, other                            |
  liabilities and accrued income taxes                (96)|              4,672
 Provision for depreciation and                           |
  amortization                                      1,242 |                703
 Provision for deferred income taxes                  220 |             (1,463)
 Realized (gains) losses on investments               (42)|                420
                                       ___________________| ___________________
Net cash provided by (used in)                            |
 operating activities                                (757)|             (4,320)
                                                          |
                                                          |
INVESTING ACTIVITIES                                      |
Sale, maturity or repayment of                            |
 investments:                                             |
 Fixed maturities - available for sale             47,453 |             55,091
 Mortgage loans on real estate                         40 |                 --
 Short-term investments - net                       2,629 |                354
                                       ___________________| ___________________
                                                   50,122 |             55,445
Acquisition of investments:                               |
 Fixed maturities - available for sale           (147,170)|           (184,589)
 Equity securities                                     (5)|                 --
 Mortgage loans on real estate                    (31,499)|                 --
 Policy loans - net                                  (637)|             (1,977)
 Short-term investments - net                          -- |                 --
                                       ___________________| ___________________
                                                 (179,311)|           (186,566)


                         See accompanying notes.

                                                              PRE-ACQUISITION
                                                             _________________
                                                                  For the year
                                                                         ended
                                                             December 31, 1995
                                                             _________________
OPERATING ACTIVITIES
Net income (loss)                                                      $3,364
Adjustments to reconcile net income (loss)
 to net cash provided by (used in)
 operations:
 Adjustments related to annuity and
  interest sensitive life products:
  Change in annuity and interest
   sensitive life product reserves                                      4,664
  Change in unearned revenues                                           4,949
 Decrease (increase) in accrued
  investment income                                                      (676)
 Policy acquisition costs deferred                                     (9,804)
 Amortization of deferred policy
  acquisition costs                                                     2,710
 Amortization of present value of in
  force acquired                                                        1,552
 Change in other assets, other
  liabilities and accrued income taxes                                  4,686
 Provision for depreciation and
  amortization                                                           (142)
 Provision for deferred income taxes                                       --
 Realized (gains) losses on investments                                  (297)
                                                             _________________
Net cash provided by (used in)
 operating activities                                                  11,006


INVESTING ACTIVITIES
Sale, maturity or repayment of
 investments:
 Fixed maturities - available for sale                                 24,026
 Mortgage loans on real estate                                             --
 Short-term investments - net                                              --
                                                             _________________
                                                                       24,026
Acquisition of investments:
 Fixed maturities - available for sale                                (61,723)
 Equity securities                                                        (10)
 Mortgage loans on real estate                                             --
 Policy loans - net                                                    (1,508)
 Short-term investments - net                                          (1,681)
                                                             _________________
                                                                      (64,922)



                         See accompanying notes.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY

                             (Dollars in thousands)

                                           POST-MERGER        POST-ACQUISITION
                                       ________________________________________
                                           For the period |     For the period
                                         October 25, 1997 |    January 1, 1997
                                                  through |            through
                                        December 31, 1997 |   October 24, 1997
                                       ___________________| ___________________
                                                          |
INVESTING ACTIVITIES-CONTINUED
Funds held in escrow pursuant to                          |
 an Exchange Agreement                                 -- |                 --
Purchase of property and equipment                  ($252)|              ($875)
                                       ___________________| ___________________
Net cash used in investing activities             (46,115)|           (152,399)
                                                          |
FINANCING ACTIVITIES                                      |
Proceeds from issuance of surplus note                 -- |                 --
Proceeds from line of credit borrowings            10,119 |             97,124
Repayment of line of credit borrowings             (2,207)|            (80,977)
Receipts from annuity and interest                        |
 sensitive life policies credited                         |
 to policyholder account balances                  62,306 |            261,549
Return of policyholder account balances                   |
 on annuity and interest sensitive                        |
 life policies                                     (6,350)|            (13,931)
Net reallocations to Separate                             |
 Accounts                                         (17,017)|            (93,069)
Contributions of capital by Parent                     -- |              1,011
Dividends paid on preferred stock                      -- |                 --
                                       ___________________| ___________________
Net cash provided by financing                            |
 activities                                        46,851 |            171,707
                                       ___________________| ___________________
Increase (decrease) in cash and                           |
 cash equivalents                                   3,863 |             11,337
                                                          |
Cash and cash equivalents at                              |
 beginning of period                               17,176 |              5,839
                                       ___________________| ___________________
Cash and cash equivalents at end                          |
 of period                                        $21,039 |            $17,176
                                       ===================| ===================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Cash paid during the period for:
 Interest                                            $295               $1,912
 Income taxes                                          --                  283

Non-cash financing activities:
 Contribution of property, plant and equipment
  from EIC Variable, Inc. net of $353 of
  accumulated depreciation                             --                  110


                         See accompanying notes.

                                           POST-ACQUISITION    PRE-ACQUISITION
                                          _____________________________________
                                             For the period |   For the period
                                            August 14, 1996 |  January 1, 1996
                                                    through |          through
                                          December 31, 1996 |  August 13, 1996
                                          __________________| _________________
                                                            |
INVESTING ACTIVITIES - CONTINUED                            |
Funds held in escrow pursuant to                            |
 an Exchange Agreement                                   -- |               --
Purchase of property and equipment                    ($137)|               --
                                          __________________| _________________
Net cash used in investing activities              (129,326)|        ($131,121)
                                                            |
FINANCING ACTIVITIES                                        |
Proceeds from issuance of surplus note               25,000 |               --
Proceeds from line of credit borrowings                  -- |               --
Repayment of line of credit borrowings                   -- |               --
Receipts from annuity and interest                          |
 sensitive life policies credited                           |
 to policyholder account balances                   116,819 |          149,750
Return of policyholder account balances                     |
 on annuity and interest sensitive                          |
 life policies                                       (3,315)|           (2,695)
Net reallocations to Separate                               |
 Accounts                                           (10,237)|           (8,286)
Contributions of capital by Parent                       -- |               --
Dividends paid on preferred stock                        -- |             (719)
                                          __________________| _________________
Net cash provided by financing                              |
 activities                                         128,267 |          138,050
                                          __________________| _________________
Increase (decrease) in cash and                             |
 cash equivalents                                    (1,816)|            2,609
                                                            |
Cash and cash equivalents at                                |
 beginning of period                                  7,655 |            5,046
                                          __________________| _________________
Cash and cash equivalents at end                            |
 of period                                           $5,839 |           $7,655
                                          ==================| =================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Cash paid during the period for:
 Interest                                                --                 --
 Income taxes                                            --                 --

Non-cash financing activities:
 Contribution of property, plant and equipment
  from EIC Variable, Inc. net of $353 of
  accumulated depreciation                               --                 --


                         See accompanying notes.

                                                              PRE-ACQUISITION
                                                             _________________
                                                                  For the year
                                                                         ended
                                                             December 31, 1995
                                                             _________________
INVESTING ACTIVITIES - CONTINUED
Funds held in escrow pursuant to
 an Exchange Agreement                                                ($1,242)
Purchase of property and equipment                                         --
                                                             _________________
Net cash used in investing activities                                 (42,138)

FINANCING ACTIVITIES
Proceeds from issuance of surplus note                                     --
Proceeds from line of credit borrowings                                    --
Repayment of line of credit borrowings                                     --
Receipts from annuity and interest
 sensitive life policies credited
 to policyholder account balances                                      29,501
Return of policyholder account balances
 on annuity and interest sensitive
 life policies                                                         (1,543)
Net reallocations to Separate
 Accounts                                                                  --
Contributions of capital by Parent                                      7,944
Dividends paid on preferred stock                                      (3,348)
                                                             _________________
Net cash provided by financing
 activities                                                            32,554
                                                             _________________
Increase (decrease) in cash and
 cash equivalents                                                       1,422

Cash and cash equivalents at
 beginning of period                                                    3,624
                                                             _________________
Cash and cash equivalents at end
 of period                                                             $5,046
                                                             =================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Cash paid during the period for:
 Interest                                                                  --
 Income taxes                                                              --

Non-cash financing activities:
 Contribution of property, plant and equipment
  from EIC Variable, Inc. net of $353 of
  accumulated depreciation                                                 --



                         See accompanying notes.
                                   70

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1997

1.  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and with Golden American collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION
Golden American, a wholly owned subsidiary of Equitable of Iowa Companies, Inc., offers variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. On January 2, 1997 and December 23, 1997, First Golden became licensed to sell insurance products in New York and Delaware, respectively. The Company's products are marketed by broker/dealers, financial institutions and insurance agents. The Company's primary customers are individuals and families.

On October 24, 1997, PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable"), pursuant to the terms of the Agreement and Plan of Merger ("Merger Agreement") among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of the merger, Equitable was merged into PFHI which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation. See Note 5 for additional information regarding the merger.

On August 13, 1996, Equitable acquired all of the outstanding capital stock of EIC Variable, Inc. (formerly known as BT Variable, Inc.) and its wholly owned subsidiaries, Golden American and Directed Services, Inc. ("DSI") from Whitewood Properties Corporation ("Whitewood") pursuant to the terms of a Stock Purchase Agreement between Equitable and Whitewood (the "Purchase Agreement"). On April 30, 1997, EIC Variable, Inc. was liquidated and its investments in Golden American and DSI were transferred to Equitable, while the remainder of its net assets were contributed to Golden American. On December 30, 1997, EIC Variable, Inc. was dissolved. See Note 6 for additional information regarding the acquisition.

For financial statement purposes, the merger was accounted for as a purchase effective October 25, 1997 and the change in control of Golden American through the acquisition of BT Variable was accounted for as a purchase effective August 14, 1996. The merger and acquisition resulted in new bases of accounting reflecting estimated fair values of assets and liabilities at their respective dates. As a result, the Company's financial statements for the period subsequent to October 24, 1997, are presented on the Post-Merger new basis of accounting, for the period August 14, 1996 through October 24, 1997, are presented on the Post-Acquisition basis of accounting, and for August 13, 1996 and prior periods are presented on the Pre-Acquisition basis of accounting.

INVESTMENTS
FIXED MATURITIES: Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires fixed maturity securities to be designated as either "available for sale," "held for investment" or "trading." Sales of fixed maturities designated as "available for sale" are not restricted by SFAS No. 115. Available for sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in stockholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DPAC"), present value of in force acquired ("PVIF"), policy reserves and deferred income

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

taxes. At December 31, 1997 and 1996, all of the Company's fixed maturity securities are designated as available for sale although the Company is not precluded from designating fixed maturity securities as held for investment or trading at some future date.

Securities determined to have a decline in value that is other than temporary are written down to estimated fair value which becomes the security's new cost basis by a charge to realized losses in the Company's Statement of Income. Premiums and discounts are amortized/accrued utilizing the scientific interest method which results in a constant yield over the security's expected life. Amortization/accrual of premiums and discounts on mortgage-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

EQUITY SECURITIES: Equity securities are reported at estimated fair value if readily marketable. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity. Equity securities determined to have a decline in value that is other than temporary are written down to estimated fair value which becomes the security's new cost basis by a charge to realized losses in the Company's Statement of Income.

MORTGAGE LOANS: Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected future cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance which is adjusted at each reporting date for significant changes in the calculated value of the loan. Changes in this valuation allowance are charged or credited to income.

OTHER INVESTMENTS: Policy loans are reported at unpaid principal. Short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts.

FAIR VALUES: Estimated fair values, as reported herein, of publicly traded fixed maturity securities are as reported by an independent pricing service. Fair values of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing system. This pricing system uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities. Fair values of private placement bonds are estimated using a matrix that assumes a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Estimated fair values of equity securities which consists of the Company's investment in its registered separate accounts are based upon the quoted fair value of the securities comprising the individual portfolios underlying the separate accounts. Realized gains and losses are determined on the basis of specific identification and average cost methods for manager initiated and issuer initiated disposals, respectively.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statement of cash flows, the Company considers all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents. All interest-bearing accounts classified as cash equivalents have original maturities of three months or less.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

DEFERRED POLICY ACQUISITION COSTS
Certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. Acquisition costs for variable annuity and variable life products are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected future gross profits. This amortization is "unlocked" when the Company revises its estimate of current or future gross profits to be realized from a group of products. DPAC is adjusted to reflect the pro forma impact of unrealized gains and losses on fixed maturity securities the Company has designated as "available for sale" under SFAS No. 115.

PRESENT VALUE OF IN FORCE ACQUIRED
As a result of the merger and the acquisition, a portion of the acquisition cost related to each transaction was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents the PVIF which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Amortization of PVIF is charged to expense in proportion to expected gross profits. This amortization is "unlocked" when the Company revises its estimate of current or future gross profits to be realized from the insurance contracts acquired. PVIF is adjusted to reflect the pro forma impact of unrealized gains (losses) on available for sale fixed maturities. See Notes 5 and 6 for additional information on PVIF resulting from the merger and acquisition.

PROPERTY AND EQUIPMENT
Property and equipment primarily represent leasehold improvements, office furniture and equipment and capitalized computer software and are not considered to be significant to the Company's overall operations. Property and equipment are reported at cost less allowances for depreciation. Depreciation expense is computed primarily on the basis of the straight-line method over the estimated useful lives of the assets.

GOODWILL
Goodwill was established as a result of the merger discussed previously and is being amortized over 40 years on a straight-line basis. Goodwill established as a result of the acquisition discussed above was being amortized over 25 years on a straight-line basis. See Notes 5 and 6 for additional information on the merger and acquisition.

FUTURE POLICY BENEFITS
Future policy benefits for fixed interest divisions of the variable products are established utilizing the retrospective deposit accounting method. Policy reserves represent the premiums received plus accumulated interest, less mortality and administration charges. Interest credited to these policies ranged from 3.30% to 8.25% during 1997. The unearned revenue reserve represents unearned distribution fees discussed below. These distribution fees have been deferred and are amortized over the life of the contract in proportion to its expected gross profits.

SEPARATE ACCOUNTS
Assets and liabilities of the separate accounts reported in the accompanying balance sheets represent funds that are separately administered principally for variable annuity and variable life contracts. Contractholders, rather than the Company, bear the investment risk for variable products. At the direction of the Contractholders, the separate accounts invest the premiums from the sale of variable annuity and variable life products in shares of specified mutual funds. The assets and liabilities of the separate accounts are clearly identified and segregated from other assets and liabilities of the Company. The portion of the separate account assets applicable to variable annuity and variable life contracts cannot be charged with liabilities arising out of any other business the Company may conduct.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

Variable separate account assets carried at fair value of the underlying investments generally represent Contractholder investment values maintained in the accounts. Variable separate account liabilities represent account balances for the variable annuity and variable life contracts invested in the separate accounts. Net investment income and realized and unrealized capital gains and losses related to separate account assets are not reflected in the accompanying Statements of Income.

Product charges recorded by the Company from variable annuity and variable life products consist of charges applicable to each contract for mortality and expense risk, cost of insurance, contract administration and surrender charges. In addition, some variable annuity and all variable life contracts provide for a distribution fee collected for a limited number of years after each premium deposit. Revenue recognition of collected distribution fees is amortized over the life of the contract in proportion to its expected gross profits. The balance of unrecognized revenue related to the distribution fees is reported as an unearned revenue reserve.

DEFERRED INCOME TAXES
Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred tax assets or liabilities are adjusted to reflect the pro forma impact of unrealized gains and losses on equity securities and fixed maturity securities the Company has designated as available for sale under SFAS No. 115. Changes in deferred tax assets or liabilities resulting from this SFAS No. 115 adjustment are charged or credited directly to stockholder's equity. Deferred income tax expenses or credits reflected in the Company's Statement of Income are based on the changes in the deferred tax asset or liability from period to period (excluding the SFAS No. 115 adjustment).

DIVIDEND RESTRICTIONS
The Company's ability to pay dividends to its parent is restricted because prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limitation. During 1998, Golden American cannot pay dividends to its parent without prior approval of statutory authorities. The Company has maintained adequate statutory capital and surplus and has not used surplus relief or financial reinsurance, which have come under scrutiny by many state insurance departments.

Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholders unless a notice of its intention to declare a dividend and amount of the dividend has been filed not less than thirty days in advance of the proposed declaration. The superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing should the superintendent find that the financial condition of First Golden does not warrant the distribution.


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management is required to utilize historical experience and assumptions about future events and circumstances in order to develop estimates of material reported amounts and disclosures. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates and assumptions are (1) estimates of fair values of investments in securities and other financial instruments, as well as fair values of policyholder liabilities, (2) policyholder liabilities, (3) deferred policy acquisition costs and present value of in force acquired, (4) fair values of assets and liabilities recorded as a result of merger and acquisition transactions, (5) asset valuation

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

allowances, (6) guaranty fund assessment accruals, (7) deferred tax benefits (liabilities) and (8) estimates for commitments and contingencies including legal matters, if a liability is anticipated and can be reasonably estimated. Estimates and assumptions regarding all of the preceding are inherently subject to change and are reassessed periodically. Changes in estimates and assumptions could materially impact the financial statements.

2. BASIS OF FINANCIAL REPORTING

The financial statements of the Company differ from related statutory-basis financial statements principally as follows: (1) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (2) an asset representing the present value of future cash flows from insurance contracts acquired was established as a result of the merger/acquisition and is amortized and charged to expense; (3) future policy benefit reserves for the fixed interest divisions of the variable products are based on full account values, rather than the greater of cash surrender value or amounts derived from discounting methodologies utilizing statutory interest rates;
(4) reserves are reported before reduction for reserve credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits rather than presented net of these credits; (5) fixed maturity investments are designated as "available for sale" and valued at fair value with unrealized appreciation/depreciation, net of adjustments to deferred income taxes (if applicable), present value of in force acquired and deferred policy acquisition costs, credited/charged directly to stockholder's equity rather than valued at amortized cost;
(6) the carrying value of fixed maturity securities is reduced to fair value by a charge to realized losses in the Statement of Income when declines in carrying value are judged to be other than temporary, rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (7) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (8) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security; (9) a liability is established for anticipated guaranty fund assessments, net of related anticipated premium tax credits, rather than capitalized when assessed and amortized in accordance with procedures permitted by insurance regulatory authorities; (10) revenues for variable annuity and variable life products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed rather than premiums received; (11) the financial statements of Golden American's wholly owned subsidiary are consolidated rather than recorded at the equity in net assets; (12) surplus notes are reported as liabilities rather than as surplus; and (13) assets and liabilities are restated to fair values when a change in ownership occurs, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

Net loss for Golden American as determined in accordance with statutory accounting practices was $428,000 in 1997, $9,188,000 in 1996 and $4,117,000
in 1995. Total statutory capital and surplus was $76,914,000 at December 31, 1997 and $80,430,000 at December 31, 1996.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

3.   INVESTMENT OPERATIONS

INVESTMENT RESULTS
Major categories of net investment income are summarized below:


                              POST-MERGER              POST-ACQUISITION
                        ________________________________________________________
                            For the period|   For the period     For the period
                          October 25, 1997|  January 1, 1997    August 14, 1996
                                   through|          through            through
                         December 31, 1997| October 24, 1997  December 31, 1996
                        __________________| ____________________________________
                                            (Dollars in thousands)
                                          |
Fixed maturities                   $4,443 |          $18,488             $5,083
Equity securities                       3 |               --                103
Mortgage loans on real                    |
 estate                               879 |            3,070                203
Policy loans                           59 |              482                 78
Short-term investments                129 |              443                441
Other, net                           (154)|               24                  2
Funds held in escrow                   -- |               --                 --
                        __________________| ____________________________________
Gross investment income             5,359 |           22,507              5,910
Less investment expenses             (232)|             (851)              (115)
                        __________________| ____________________________________
Net investment income              $5,127 |          $21,656             $5,795
                        ==================| ====================================




                                      PRE-ACQUISITION
                        _____________________________________
                           For the period |
                          January 1, 1996 |      For the year
                                  through |             ended
                          August 13, 1996 | December 31, 1995
                        __________________| _________________
                                  (Dollars in thousands)
                                          |
Fixed maturities                   $4,507 |           $1,610
Equity securities                      -- |               --
Mortgage loans on real                    |
 estate                                -- |               --
Policy loans                           73 |               56
Short-term investments                341 |              899
Other, net                             22 |              148
Funds held in escrow                  145 |              166
                        __________________| _________________
Gross investment income             5,088 |            2,879
Less investment expenses              (98)|              (61)
                        __________________| _________________
Net investment income              $4,990 |           $2,818
                        ==================| =================


Realized gains (losses) on investments are as follows:

                              POST-MERGER              POST-ACQUISITION
                        ________________________________________________________
                            For the period|   For the period     For the period
                          October 25, 1997|  January 1, 1997    August 14, 1996
                                   through|          through            through
                         December 31, 1997| October 24, 1997  December 31, 1996
                        __________________| ____________________________________
                                            (Dollars in thousands)
                                          |
Fixed maturities,                         |
 available for sale                   $25 |             $151                $42
Mortgage loans                        (10)|               --                 --
                        __________________| ____________________________________
Realized gains (losses)                   |
 on investments                       $15 |             $151                $42
                        ========================================================

                                      PRE-ACQUISITION
                        _____________________________________
                           For the period |
                          January 1, 1996 |      For the year
                                  through |             ended
                          August 13, 1996 | December 31, 1995
                        __________________| _________________
                                   (Dollars in thousands)
                                          |
Fixed maturities,                         |
 available for sale                 ($420)|             $297
Mortgage loans                         -- |               --
                        __________________| _________________
Realized gains (losses)                   |
 on investments                     ($420)|             $297
                        =====================================


                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

The change in unrealized appreciation (depreciation) on securities at fair value is as follows:

                              POST-MERGER              POST-ACQUISITION
                        ________________________________________________________
                           For the period |   For the period     For the period
                         October 25, 1997 |  January 1, 1997    August 14, 1996
                                  through |          through            through
                             December 31, |      October 24,       December 31,
                                     1997 |             1997               1996
                        __________________| ____________________________________
                                            (Dollars in thousands)
                                          |
Fixed maturities:                         |
 Available for sale                $1,113 |           $4,607               $410
 Held for investment                   -- |               --                 --
Equity securities                    (533)|             (465)                (3)
                        __________________| ____________________________________
Unrealized appreciation                   |
 (depreciation) of                        |
 securities                          $580 |           $4,142               $407
                        ========================================================


                                      PRE-ACQUISITION
                        _____________________________________
                           For the period |
                          January 1, 1996 |      For the year
                                  through |             ended
                          August 13, 1996 | December 31, 1995
                        __________________| _________________
                                  (Dollars in thousands)
                                          |
Fixed maturities:                         |
 Available for sale               ($2,087)|             $958
 Held for investment                   -- |               90
Equity securities                       1 |                3
                        __________________| _________________
Unrealized appreciation                   |
 (depreciation) of                        |
 securities                       ($2,086)|           $1,051
                        =====================================



At December 31, 1997 and December 31, 1996, amortized cost, gross unrealized gains and losses and estimated fair values of fixed maturity securities, all of which are designated as available for sale, are as follows:

                                                Gross       Gross   Estimated
                                Amortized  Unrealized  Unrealized        Fair
                                     Cost       Gains      Losses       Value
                               _______________________________________________
                                             (Dollars in thousands)
December 31, 1997                                  POST-MERGER
______________________________________________________________________________
U.S. government and
 governmental agencies
 and authorities:
 Mortgage-backed securities       $62,988        $155        ($10)    $63,133
 Other                              5,705           5          (1)      5,709
Foreign governments                 2,062          --          (9)      2,053
Public utilities                   25,899          49          (4)     25,944
Investment grade corporate        219,526         926         (32)    220,420
Below investment grade
 corporate                         41,355         186        (210)     41,331
Mortgage-backed securities         55,753          78         (20)     55,811
                               _______________________________________________
Total                            $413,288      $1,399       ($286)   $414,401
                               ===============================================

December 31, 1996                              POST-ACQUISITION
______________________________________________________________________________
U.S. government and
 governmental agencies
 and authorities:
 Mortgage-backed securities       $70,902        $122       ($247)    $70,777
 Other                              3,082           2          (4)      3,080
Public utilities                   35,893         193         (38)     36,048
Investment grade corporate        134,487         586        (466)    134,607
Below investment grade
 corporate                         25,921         249         (56)     26,114
Mortgage-backed securities          4,868          69          --       4,937
                               _______________________________________________
Total                            $275,153      $1,221       ($811)   $275,563
                               ===============================================

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

At December 31, 1997, net unrealized investment gains on fixed maturities designated as available for sale totaled $1,113,000. This appreciation caused an increase to stockholder's equity of $587,000 at December 31, 1997 (net of deferred income taxes of $316,000, an adjustment of $35,000 to DPAC and PVIF of $175,000). Short-term investments with maturities of 30 days or less have been excluded from the above schedules. Amortized cost approximates fair value for these securities.

Amortized cost and estimated fair value of fixed maturities designated as available for sale, by contractual maturity, at December 31, 1997, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           POST-MERGER
                                                _____________________________
                                                                   Estimated
                                                   Amortized            Fair
December 31, 1997                                       Cost           Value
_____________________________________________________________________________
                                                    (Dollars in thousands)
Due within one year                                  $26,261         $26,239
Due after one year through five years                198,249         198,781
Due after five years through ten years                70,037          70,437
                                                _____________   _____________
                                                     294,547         295,457
Mortgage-backed securities                           118,741         118,944
                                                _____________   _____________
Total                                               $413,288        $414,401
                                                =============   =============

An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio is as follows:

                                            Gross         Gross      Proceeds
                          Amortized      Realized      Realized          from
                               Cost         Gains        Losses          Sale
______________________________________________________________________________
                                           (Dollars in thousands)
For the period October 25,
 1997 through
 December 31, 1997:
Scheduled principal
 repayments, calls and
 tenders                     $6,708            $2            --        $6,710
Sales                         3,138            23            --         3,161
                        ______________________________________________________
Total                        $9,846           $25            --        $9,871
                        ======================================================
For the period January 1,
 1997 through October 24,
 1997:
Scheduled principal
 repayments, calls and
 tenders                    $25,419            --            --       $25,419
Sales                        14,052          $153           ($2)       14,203
                        ______________________________________________________
Total                       $39,471          $153           ($2)      $39,622
                        ======================================================
For the period August 14,
 1996 through
 December 31, 1996:
Scheduled principal
 repayments, calls and
 tenders                     $1,612            --            --        $1,612
Sales                        45,799          $115          ($73)       45,841
                        ______________________________________________________
Total                       $47,411          $115          ($73)      $47,453
                        ======================================================
For the period January 1,
 1996 through August 13,
 1996:
Scheduled principal
 repayments, calls and
 tenders                     $1,801            --            --        $1,801
Sales                        53,710          $152         ($572)       53,290
                        ______________________________________________________
Total                       $55,511          $152         ($572)      $55,091
                        ======================================================
Year ended December 31,
 1995:
Scheduled principal
 repayments, calls and
 tenders                    $20,279          $305          ($16)      $20,568
Sales                         3,450             8            --         3,458
                        ______________________________________________________
Total                       $23,729          $313          ($16)      $24,026
                        ======================================================

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

INVESTMENT VALUATION ANALYSIS: The Company analyzes its investment portfolio at least quarterly in order to determine if the carrying value of any of its investments has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when an impairment in value appears to be other than temporary. During 1997 and 1996, no investments were identified as having an impairment other than temporary.

INVESTMENTS ON DEPOSIT: At December 31, 1997 and 1996, affidavits of deposits covering bonds with a par value of $6,605,000 were on deposit with regulatory authorities pursuant to certain statutory requirements.

INVESTMENT DIVERSIFICATIONS: The Company's investment policies related to its investment portfolio require diversification by asset type, company and industry and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as those set forth by regulatory authorities. The following percentages relate to holdings at December 31, 1997 and December 31, 1996. Fixed maturity investments included investments in basic industrials (30% in 1997 and 1996), financial companies (24% in 1997, 18% in 1996), various government bonds and government or agency mortgage-backed securities (17% in 1997 and 27% in 1996) and public utilities (7% in 1997, 13% in 1996). Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as Utah (13% in 1997, 4% in 1996), California (12% in 1997, 7% in 1996), and Georgia (11%
in 1997, 17% in 1996). There are no other concentrations of mortgage loans in any state exceeding ten percent at December 31, 1997 and 1996. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (43% in 1997, 36% in 1996), industrial buildings (33% in 1997, 31% in 1996), retail facilities (15% in 1997, 6% in 1996) and multi-family residential buildings (9% in 1997, 27% in
1996). Equity securities and investments accounted for by the equity method are not significant to the Company's overall investment portfolio.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 1997.

4.  FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair value of all financial instruments, including both assets and liabilities recognized and not recognized in a Company's balance sheet, unless specifically exempted. SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires additional disclosures about derivative financial instruments. Most of the Company's investments, investment contracts and debt fall within the standards' definition of a financial instrument. Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. In cases where quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accounting, actuarial and regulatory bodies are continuing to study the methodologies to be used in developing fair value information, particularly as it relates to such things as liabilities for insurance contracts. Accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the information presented herein.

The Company closely monitors the composition and yield of its invested assets, the duration and interest credited on insurance liabilities and resulting interest spreads and timing of cash flows. These amounts are taken into consideration in the Company's overall management of interest rate risk, which attempts to minimize exposure to changing interest rates through the matching of investment cash flows with amounts expected to be due under insurance contracts. As discussed be-

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

low, the Company has used discount rates in its determination of fair values for its liabilities which are consistent with market yields for related assets. The use of the asset market yield is consistent with management's opinion that the risks inherent in its asset and liability portfolios are similar. This assumption, however, might not result in values consistent with those obtained through an actuarial appraisal of the Company's business or values that might arise in a negotiated transaction.

The following compares carrying values as shown for financial reporting purposes with estimated fair values:


December 31                               1997                     1996
_______________________________________________________________________________
(Dollars in thousands)                                |
                                            Estimated |              Estimated
                                 Carrying        Fair |   Carrying        Fair
                                    Value       Value |      Value       Value
                               ___________ ___________| ___________ ___________
                                                      |
ASSETS                                                |
 Fixed maturities, available                          |
  for sale                       $414,401    $414,401 |   $275,563    $275,563
 Equity securities                  3,904       3,904 |         33          33
 Mortgage loans on real estate     85,093      86,348 |     31,459      30,979
 Policy loans                       8,832       8,832 |      4,634       4,634
 Short-term investments            14,460      14,460 |     12,631      12,631
 Cash and cash equivalents         21,039      21,039 |      5,839       5,839
 Separate account assets        1,646,169   1,646,169 |  1,207,247   1,207,247
                                                      |
LIABILITIES                                           |
 Annuity products                 493,181     431,859 |    280,076     253,012
 Surplus note                      25,000      28,837 |     25,000      28,878
 Separate account liabilities   1,646,169   1,443,458 |  1,207,247   1,119,158
                                                      |

The following methods and assumptions were used by the Company in estimating fair values.

FIXED MATURITIES: Estimated fair values of publicly traded securities are as reported by an independent pricing service. Estimated fair values of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing system. This pricing system uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

EQUITY SECURITIES: Estimated fair values of equity securities, which consist of the Company's investment in the portfolios underlying its separate accounts, are based upon the quoted fair value of the individual securities comprising the individual portfolios underlying the separate accounts. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality.

MORTGAGE LOANS ON REAL ESTATE: Fair values are estimated by discounting expected cash flows, using interest rates currently offered for similar loans.

POLICY LOANS: Carrying values approximate the estimated fair value for policy loans.

SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: Carrying values reported in the Company's historical cost basis balance sheet approximate estimated fair value for these instruments, due to their short-term nature.

SEPARATE ACCOUNT ASSETS: Separate account assets are based upon the quoted fair values of the individual securities in the separate accounts.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

ANNUITY PRODUCTS: Estimated fair values of the Company's liabilities for future policy benefits for the fixed interest division of the variable annuity products and for supplemental contracts without life contingencies are based upon discounted cash flow calculations. Cash flows of future policy benefits are discounted using the market yield rate of the assets supporting these liabilities.

SURPLUS NOTE: Estimated fair value of the Company's surplus note was based upon discounted future cash flows using a discount rate approximating the Company's return on invested assets.

SEPARATE ACCOUNT LIABILITIES: Separate account liabilities are reported at full account value in the Company's historical cost balance sheet.
Estimated fair values of separate account liabilities are based upon assumptions using an estimated long-term average market rate of return to discount future cash flows. The reduction in fair values for separate account liabilities reflect the present value of future revenue from product charges, distribution fees or surrender charges.

5.   MERGER

TRANSACTION: On October 23, 1997, Equitable shareholders approved the Merger Agreement dated as of July 7, 1997, among Equitable, PFHI and ING. On October 24, 1997, PFHI, a Delaware corporation, acquired all of the outstanding capital stock of Equitable pursuant to the Merger Agreement. PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. Equitable, an Iowa corporation, in turn, owned all the outstanding capital stock of Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American and their wholly owned subsidiaries. Equitable also owned all the outstanding capital stock of Locust Street Securities, Inc. ("LSSI"), Equitable Investment Services, Inc., DSI, Equitable of Iowa Companies Capital Trust, Equitable of Iowa Companies Capital Trust II and Equitable of Iowa Securities Network, Inc. In exchange for the outstanding capital stock of Equitable, ING paid total consideration of approximately $2.1 billion in cash and stock plus the assumption of approximately $400 million in debt according to the Merger Agreement. As a result of the merger, Equitable was merged into PFHI which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation. All costs of the merger, including expenses to terminate certain benefit plans, were paid by the Parent.

ACCOUNTING TREATMENT: The merger was accounted for as a purchase resulting in a new basis of accounting, reflecting estimated fair values for assets and liabilities at October 24, 1997. The purchase price was allocated to EIC and its subsidiaries. Goodwill was established for the excess of the merger cost over the fair value of the net assets and pushed down to EIC and its subsidiaries including Golden American and First Golden. The merger cost is preliminary with respect to estimated expenses and, as a result, the PVIF and related amortization and deferred taxes may change. The allocation of the purchase price to the Company was approximately $227,497,000. The amount of goodwill allocated to the Company relating to the merger was $151,127,000 at the merger date and is being amortized over 40 years on a straight-line basis. The carrying value of goodwill will be reviewed periodically for any indication of impairment in value. The Company's DPAC, previous balance of PVIF and unearned revenue reserve, as of the merger date, were eliminated and an asset of $44,297,000 representing PVIF was established for all policies in force at the merger date.

PRESENT VALUE OF IN FORCE ACQUIRED: As part of the merger, a portion of the acquisition cost was allocated to the right to receive future cash flows from insurance contracts existing with the Company at the date of merger. This allocated cost represents the present value of in force acquired reflecting the value of those purchased policies calculated by discounting the actuarially determined expected future cash flow at the discount rate determined by ING.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

An analysis of the PVIF asset is as follows:

                                                       POST-MERGER
                                           ________________________
                                                    For the period
                                                  October 25, 1997
                                                           through
                                                 December 31, 1997
                                           ________________________
                                            (Dollars in thousands)
Beginning balance                                          $44,297
Imputed interest                                             1,004
Amortization                                                (1,952)
Adjustment for unrealized gains
 on available for sale securities                             (175)
                                           ________________________
Ending balance                                             $43,174
                                           ========================

Interest is imputed on the unamortized balance of PVIF at a rate of 7.03% for the period October 25, 1997 through December 31, 1997. The amortization of PVIF net of imputed interest is charged to expense. PVIF is also adjusted for the unrealized gains (losses) on available for sale securities; such changes are included directly in stockholder's equity. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amoritization for the next five years, relating to the PVIF as of December 31, 1997, is $6,200,000 in 1998, $6,000,000 in 1999, $5,600,000 in 2000, $5,000,000 in 2001 and $4,200,000 in
2002. Actual amortization may vary based upon final purchase price allocation and changes in assumptions and experience.

6.   ACQUISITION

TRANSACTION: On August 13, 1996, Equitable acquired all of the outstanding capital stock of BT Variable from Whitewood, a wholly owned subsidiary of Bankers Trust Company ("Bankers Trust"), pursuant to the terms of the Purchase Agreement dated as of May 3, 1996 between Equitable and Whitewood.
In exchange for the outstanding capital stock of BT Variable, Equitable paid the sum of $93,000,000 in cash to Whitewood in accordance with the terms of the Purchase Agreement. Equitable also paid the sum of $51,000,000 in cash to Bankers Trust to retire certain debt owed by BT Variable to Bankers Trust pursuant to a revolving credit arrangement. Subsequent to the acquisition, the BT Variable, Inc. name was changed to EIC Variable, Inc. At April 30, 1997, EIC Variable, Inc. was liquidated and its investments in Golden American and DSI were transferred to Equitable, while the remainder of its net assets were contributed to Golden American. On December 30, 1997, EIC Variable, Inc. was dissolved.

ACCOUNTING TREATMENT: The acquisition was accounted for as a purchase resulting in a new basis of accounting, which reflected estimated fair values for assets and liabilities at August 13, 1996. The purchase price was allocated to the three companies purchased - BT Variable, DSI and Golden American. Goodwill was established for the excess of the acquisition cost over the fair value of the net assets acquired and pushed down to Golden American. The allocation of the purchase price to the Company was approximately $139,872,000. The amount of goodwill relating to the acquisition was $41,113,000 and was amortized over 25 years on a straight-line basis until the October 24, 1997 merger with ING. The Company's DPAC, previous balance of PVIF and unearned revenue reserve, as of the merger date, were eliminated and an asset of $85,796,000 representing PVIF was established for all policies in force at the acquisition date.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

PRESENT VALUE OF IN FORCE ACQUIRED: As part of the acquisition, a portion of the acquisition cost was allocated to the right to receive future cash flows from the insurance contracts existing with the Company at the date of acquisition. This allocated cost represents the present value of in force acquired reflecting the value of those purchased policies calculated by discounting the actuarially determined expected future cash flows at the discount rate determined by Equitable.


An analysis of the PVIF asset is as follows:


                                   POST-ACQUISITION          PRE-ACQUISITION
                              _________________________________________________
                                 For the     For the |     For the
                                  period      period |      period
                                 January      August |     January     For the
                                 1, 1997    14, 1996 |     1, 1996        year
                                 through     through |     through       ended
                                 October    December |      August    December
                                24, 1997    31, 1996 |    13, 1996    31, 1995
                              _______________________| ________________________
                                              (Dollars in thousands)
                                                     |
Beginning balance                $83,051     $85,796 |      $6,057      $7,620
Imputed interest                   5,138       2,465 |         273         548
Amortization                     (10,363)     (5,210)|      (1,224)     (2,100)
Adjustment for unrealized                            |
 gains (losses) on available                         |
 for sale securities                (373)         -- |          11         (11)
                              _______________________| ________________________
Ending balance                   $77,453     $83,051 |      $5,117      $6,057
                              =================================================

Pre-Acquisition PVIF represents the remaining value assigned to in force contracts when Bankers Trust purchased Golden American from Mutual Benefit Life Insurance Company in Rehabilitation ("Mutual Benefit") on September 30, 1992.

Interest was imputed on the unamortized balance of PVIF at rates of 7.70% to 7.80% for the period August 14, 1996 through October 24, 1997. The amortization of PVIF net of imputed interest was charged to expense. PVIF was also adjusted for the unrealized gains (losses) on available for sale securities; such changes were included directly in stockholder's equity.


7.  INCOME TAXES

The Company will file a consolidated federal income tax return with its wholly owned life insurance subsidiary. Under the Internal Revenue Code, a newly acquired insurance company cannot file as part of its parent's consolidated tax return for 5 years.

At December 31, 1997, Golden American has net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $8,697,000. Approximately $5,094,000 and $3,603,000 of these NOL carryforwards are available to offset future taxable income of the Company through the years 2011 and 2012, respectively.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997


INCOME TAX EXPENSE
Income tax expense (benefit) included in the consolidated financial statements is as follows:

           POST-MERGER        POST-ACQUISITION            PRE-ACQUISITION
          _____________________________________________________________________
               For the |     For the       For the |      For the
                period |      period        period |       period
           October 25, |  January 1,    August 14, |   January 1,
                  1997 |        1997          1996 |         1996      For the
               through |     through       through |      through   year ended
          December 31, | October 24,  December 31, |   August 13, December 31,
                  1997 |        1997          1996 |         1996         1995
          _____________| __________________________| __________________________
                                 (Dollars in thousands)
                       |                           |
Current             -- |         $12            -- |           --           --
Deferred          $146 |      (1,349)         $220 |      ($1,463)          --
          _____________| __________________________| __________________________
                  $146 |     ($1,337)         $220 |      ($1,463)          --
          =====================================================================


The effective tax rate on income (loss) before income taxes is different from the prevailing federal income tax rate. A reconciliation of this difference is as follows:


                       POST-MERGER    POST-ACQUISITION      PRE-ACQUISITION
                       _______________________________________________________
                          For the |  For the    For the |  For the
                           period |   period     period |   period
                          October |  January     August |  January
                         25, 1997 |  1, 1997   14, 1996 |  1, 1996    For the
                          through |  through    through |  through year ended
                         December |  October   December |   August   December
                         31, 1997 | 24, 1997   31, 1996 | 13, 1996   31, 1995
                       ___________| ____________________| ____________________
                                       (Dollars in thousands)
                                  |                     |
Income (loss)                     |                     |
 before income taxes        ($279)|    ($608)      $570 |   $1,736     $3,364
                       ===========| ====================| ====================
Income tax                        |                     |
 (benefit) at federal             |                     |
 statutory rate              ($98)|    ($213)      $200 |     $607     $1,177
Tax effect (decrease) of:         |                     |
 Realization of NOL               |                     |
  carryforwards                -- |       --         -- |   (1,214)        --
 Dividends received               |                     |
  deduction                    -- |       --         -- |       --       (350)
 Goodwill amortization        220 |       --         -- |       --         --
 Compensatory stock               |                     |
  option and restricted           |                     |
  stock expense                -- |   (1,011)        -- |       --         --
 Other items                   24 |     (113)        20 |       --         17
 Valuation allowance           -- |       --         -- |     (856)      (844)
                       ___________| ____________________| ____________________
Income tax expense                |                     |
 (benefit)                   $146 |  ($1,337)      $220 |  ($1,463)       $--
                       =======================================================

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997


DEFERRED INCOME TAXES
The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996 is as follows:

                                              POST-MERGER     POST-ACQUISITION
                                            ___________________________________
December 31                                       1997       |       1996
____________________________________________________________ | ________________
                                                    (Dollars in thousands)
                                                             |
Deferred tax assets:                                         |
 Future policy benefits                             $27,399  |         $19,102
 Deferred policy acquisition costs                    4,558  |           1,985
 Goodwill                                            17,620  |           5,918
 Net operating loss carryforwards                     3,044  |           1,653
 Other                                                1,548  |             235
                                            ________________ | ________________
                                                     54,169  |          28,893
Deferred tax liabilities:                                    |
 Unrealized appreciation (depreciation)                      |
  of securities at fair value                          (130) |            (145)
 Fixed maturity securities                           (1,665) |              --
 Present value of in force acquired                 (15,172) |         (29,068)
 Other                                                 (972) |             (45)
                                            ________________ | ________________
                                                    (17,939) |         (29,258)
                                            ________________ | ________________
Deferred income tax asset (liability)               $36,230  |           ($365)
                                            ===================================

The Company is required to establish a "valuation allowance" for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

8.  RETIREMENT PLANS

DEFINED BENEFIT PLANS

In 1997, the Company was allocated their share of the pension liability associated with their employees. The Company's employees are covered by the employee retirement plan of an affiliate, Equitable Life. The benefits are based on years of service and the employee's average annual compensation during the last five years of employment. Further, Equitable Life sponsors a defined contribution plan that is qualified under Internal Revenue Code Section 401(k). The Company's funding and accounting policies are consistent with the funding requirements of Federal law and regulations.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet:

                                                               POST-MERGER
                                                         _______________________
                                                            December 31, 1997
                                                         _______________________
                                                         (Dollars in thousands)
Accumulated benefit obligation                                             $579
                                                         =======================

Plan assets at fair value, primarily bonds, common
 stocks, mortgage loans and short-term investments                           --
Projected benefit obligation for service rendered to date                  $956
                                                         _______________________
Pension liability                                                          $956
                                                         =======================


                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

Net periodic pension cost included the following components:

                                             POST-MERGER       POST-ACQUISITION
                                          ______________________________________
                                             For the period |    For the period
                                           October 25, 1997 |   January 1, 1997
                                                    through |           through
                                          December 31, 1997 |  October 24, 1997
                                          __________________| __________________
                                                   (Dollars in thousands)
                                                            |
Service cost-benefits earned                                |
 during the period                                     $114 |              $568
Interest cost on projected                                  |
 benefit obligation                                      10 |                15
Net amortization and deferral                            -- |                 1
                                          __________________| __________________
Net periodic pension cost                              $124 |              $584
                                          ======================================

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 5.00%, respectively, at December 31, 1997. The average expected long term rate of return on plan assets was 9.00% in 1997.


9.   RELATED PARTY TRANSACTIONS

DSI acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by the Company which as of December 31, 1997 are sold primarily through six broker/dealer institutions. For the periods October 25, 1997, through December 31, 1997 and January 1, 1997 through October 24, 1997, the Company paid commissions to DSI totaling $9,931,000 and $26,419,000, respectively ($9,995,000 for the period August 14, 1996 through December 31, 1996 and $17,070,000 for the period January 1, 1996 through August 13, 1996). For the year ended December 31, 1995 commissions paid by Golden American to DSI aggregated $8,440,000.

Golden American provides certain managerial and supervisory services to DSI. Beginning in 1995, this fee was calculated as a percentage of average assets in the variable separate accounts. For the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, the fee was $508,000 and $2,262,000, respectively. For the periods August 14, 1996 through December 31, 1996 and January 1, 1996 through August 13, 1996 the fee was $877,000 and $1,390,000, respectively. This fee was $987,000 for 1995.

The Company has a service agreement with Equitable Investment Services, Inc. ("EISI"), an affiliate, in which EISI provides investment management services. Payments for these services totaled $200,000, $768,000 and $72,000 for the periods October 25, 1997 through December 31, 1997, January 1, 1997 through October 24, 1997 and August 14, 1996 through December 31, 1996, respectively.

Golden American has a guaranty agreement with Equitable Life. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. As Golden American's risk based capital level was above required amounts, no annual fee was payable.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

Golden American provides certain advisory, computer and other resources and services to Equitable Life. Revenues for these services which reduced general expenses incurred by Golden American totaled $1,338,000 and $2,992,000 for the periods October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively. No services were provided by Golden American in 1996.

The Company has a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. For the period October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, the Company incurred expenses of $13,000 and $16,000, respectively, under this agreement.

The Company had premiums, net of reinsurance, for variable products from six significant broker/dealers for the year ended December 31, 1997, that totaled $445,300,000, or 71% of premiums ($298,000,000 or 67% from two significant broker/dealers for the year ended December 31, 1996). Included in these amounts are premiums for 1997 of $26.2 million from LSSI, an affiliate.

SURPLUS NOTE:  On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable. The note matures on December 17, 2026. The note and accrued interest thereon shall be subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made shall be subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $344,000 and $1,720,000 for the period October 25, 1997 through December 31, 1997 and January 1, 1997 through October 24, 1997, respectively. On December 17, 1996, Golden American contributed the $25,000,000 to First Golden acquiring 200,000 shares of common stock (100% of outstanding stock) of First Golden.

RECIPROCAL LOAN AGREEMENT: Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING America"), a Delaware corporation, and affiliate of EIC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING America can borrow up to $65,000,000 from one another. Interest on any Golden American borrowings is charged at the rate of ING America's cost of funds for the interest period plus 0.15%. Interest on any ING America borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar arrangement.

LINE OF CREDIT:   Golden American maintained a line of credit agreement with
Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement which became effective December 1, 1996 and expired December 31, 1997, Golden American could borrow up to $25,000,000. Interest on any borrowings was charged at the rate of Equitable's monthly average aggregate cost of short-term funds plus 1.00%. Under this agreement, the Company incurred interest expense of $213,000 for the period October 25, 1997 through December 31, 1997, $362,000 for the period January 1, 1997 through October 24, 1997, and $85,000 for the period August 14, 1996 through December 31, 1996. At December 31, 1997, $24,059,000 was outstanding under this agreement. The outstanding balance was repaid by a capital contribution.


STOCKHOLDER'S EQUITY: On September 23, 1996, EIC Variable, Inc. contributed $50,000,000 of Preferred Stock to the Company's additional paid-in capital.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

10.  COMMITMENTS AND CONTINGENCIES

CONTINGENT LIABILITY: In a transaction that closed on September 30, 1992, Bankers Trust acquired from Mutual Benefit, in accordance with the terms of an Exchange Agreement, all of the issued and outstanding capital stock of Golden American and DSI and certain related assets for consideration with an aggregate value of $13,200,000 and contributed them to BT Variable. The transaction involved settlement of pre-existing claims of Bankers Trust against Mutual Benefit. The ultimate value of these claims has not yet been determined by the Superior Court of New Jersey and, prior to August 13, 1996, was contingently supported by a $5,000,000 note payable from Golden American and a $6,000,000 letter of credit from Bankers Trust. Bankers Trust had estimated that the contingent liability due from Golden American amounted to $439,000 at August 13, 1996. At August 13, 1996 the balance of the escrow account established to fund the contingent liability was $4,293,000.

On August 13, 1996, Bankers Trust made a cash payment to Golden American in an amount equal to the balance of the escrow account less the $439,000 contingent liability discussed above. In exchange, Golden American irrevocably assigned to Bankers Trust all of Golden American's rights to receive any amounts to be disbursed from the escrow account in accordance with the terms of the Exchange Agreement. Bankers Trust also irrevocably agreed to make all payments becoming due under the Golden American note and to indemnify Golden American for any liability arising from the note.

REINSURANCE: At December 31, 1997, the Company had reinsurance treaties with five unaffiliated reinsurers covering a significant portion of the mortality risks under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. Reinsurance in force for life mortality risks were $96,686,000 and $58,368,000 at December 31, 1997 and 1996. At December 31, 1997, the Company has a net payable of $11,000 for reserve credits, reinsurance claims or other receivables from these reinsurers comprised of $240,000 for claims recoverable from reinsurers and a payable of $251,000 for reinsurance premiums. Included in the accompanying financial statements are net considerations to reinsurers of $326,000, $1,871,000, $875,000, $600,000 and $2,800,000 and net policy benefits recoveries of $461,000, $1,021,000, $654,000, $1,267,000 and $3,500,000 for the
periods October 25, 1997 through December 31, 1997, January 1, 1997 through October 24, 1997, August 14, 1996 through December 31, 1996, and January 1, 1996 through August 13, 1996 and the year ended 1995, respectively.

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty which increased income by $265,000, $335,000, $10,000 and $56,000 for the periods October
25, 1997 through December 31, 1997, January 1, 1997 through October 24, 1997, August 14, 1996 through December 31, 1996 and January 1, 1996 through
August 13, 1996, respectively.  In 1995, net income was reduced by $109,000.

GUARANTY FUND ASSESSMENTS: Assessments are levied on the Company by life and health guaranty associations in most states in which the Company is licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Company cannot predict whether and to what extent legislative initiatives may affect the right to offset. Based upon information currently available from the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA), the Company believes that it is probable these insolvencies will result in future assessments which could be material to the Company's financial statements if the Company's reserve is not sufficient. The Company regularly reviews its reserve for these insolvencies and updates its reserve based upon the Company's interpretation of information from the NOLHGA annual report. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                              December 31, 1997

state premium levels
as well as its potential for premium tax offset. Accordingly, the Company accrued and charged to expense an additional $141,000 for the period October 25, 1997 through December 31, 1997, $446,000 for the period January 1, 1997 through October 24, 1997, $291,000 for the period August 14, 1996 through December 31, 1996 and $480,000 for the period January 1, 1996 through August 13, 1996. At December 31, 1997, the Company has an undiscounted reserve of $1,358,000 to cover estimated future assessments (net of related anticipated premium tax credits) and has established an asset totaling $238,000 for assessments paid which may be recoverable through future premium tax offsets. The Company believes this reserve is sufficient to cover expected future insurance guaranty fund assessments, based upon previous premiums, and known insolvencies at this time.

LITIGATION: In the ordinary course of business, the Company is engaged in litigation, none of which management believes is material.

VULNERABILITY FROM CONCENTRATIONS: The Company has various concentrations in its investment portfolio (see Note 3 for further information). The Company's asset growth, net investment income and cash flow are primarily generated from the sale of variable products and associated future policy benefits and separate account liabilities. A significant portion of the Company's sales is generated by six broker/dealers. Substantial changes in tax laws that would make these products less attractive to consumers, extreme fluctuations in interest rates or stock market returns which may result in higher lapse experience than assumed, could cause a severe impact to the Company's financial condition.

OTHER COMMITMENTS: At December 31, 1997, outstanding commitments to fund mortgage loans on real estate totaled $1,825,000.

YEAR 2000 (UNAUDITED): Based on a study of its computer software and hardware, the Company has determined its exposure to the Year 2000 change of the century date issue. Management believes the Company's systems are or will be substantially compliant by Year 2000 and has engaged external consultants to validate this assumption. Golden American has spent approximately $2,000 in 1997 related to the external consultants' analysis.
The projected cost to the Company for the external consultants' analysis is approximately $130,000 to $170,000. The only system known to be affected by this issue is a system maintained by an affiliate who will incur the related costs to make the system compliant. To mitigate the effect of outside influences and other dependencies relative to the Year 2000, the Company will be contacting significant customers, suppliers and other third parties. To the extent these third parties would be unable to transact business in the Year 2000 and thereafter, the Company's operations could be adversely affected.

-----------------------------------------------------------------------
                    STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------

TABLE OF CONTENTS

          ITEM                                                     PAGE
                                                                   ----
          Introduction............................................   1
          Description of Golden American Life Insurance Company...   1
          Safekeeping of Assets...................................   1
          The Administrator.......................................   1
          Independent Auditors....................................   2
          Distribution of Contracts...............................   2
          Performance Information.................................   3
          IRA Withdrawal Option...................................   9
          Other Information.......................................   9
          Financial Statements of Separate Account................  10
          Appendix -- Description of Bond Ratings................. A-1

-----------------------------------------------------------------------
PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER
THE PROSPECTUS.  ADDRESS THE FORM TO OUR CUSTOMER SERVICE CENTER;
THE ADDRESS IS SHOWN ON THE COVER.
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:

                      --------------------------------------
                      NAME


                      --------------------------------------
                      SOCIAL SECURITY NUMBER


                      --------------------------------------
                      STREET ADDRESS


                      --------------------------------------
                      CITY, STATE, ZIP


G3770 VALUE PLUS (12/98)

             [THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                 APPENDIX A

                  MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1: FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT

   Assume $100,000 was allocated to a Fixed Interest Allocation with a guarantee interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 8%; and that no prior transfers or partial withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The contract value of the Fixed Interest Allocation on the date of surrender is $124,230
      ( $100,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0850 ) ^ ( 2,555 / 365 ) - 1 ) = $11,535

   Therefore, the amount paid to you on full surrender ignoring any surrender charge is $112,695 ( $124,230 - $11,535 ).

EXAMPLE #2: FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT

   Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a full surrender is requested 3 years into the guaranteed interest period; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or partial withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The contract value of the Fixed Interest Allocation on the date of surrender is $124,230
      ( $100,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0650 ) ^ ( 2,555 / 365 ) - 1 ) = $4,141

   Therefore, the amount paid to you on full surrender ignoring any surrender charge is $128,371 ( $124,230 + $4,141 ).

EXAMPLE #3: WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT

   Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate ("I") of 7%; that a partial withdrawal of $112,695 is requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 8%; and that no prior transfers or partial withdrawals affecting this Fixed Interest Allocation have been made.

   First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

   1. The contract value of the Fixed Interest Allocation on the date of withdrawal is $248,459
      ( $200,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Amount that must be withdrawn =
      (( $112,695 / ( 1.07 / 1.0850 ) ^ ( 2,555 / 365 )) = $124,230

                                   A1

   Then calculate the Market Value Adjustment on that amount

   4. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0850 ) ^ ( 2,555 / 365 ) - 1 ) = $11,535

   Therefore, the amount of the withdrawal paid to you is $112,695, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $112,695, and also reduced by the Market Value Adjustment of $11,535, for a total reduction in the Fixed Interest Allocation of $124,230.

EXAMPLE #4: WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT

   Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, a guaranteed interest rate of 7.5%, an initial Index Rate of 7%; that a partial withdrawal of $128,371 requested 3 years into the guaranteed interest period; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest
Allocation have been made.

   First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

   1. The contract value of Fixed Interest Allocation on the date of surrender is $248,459
      ( $200,000 X 1.075 ^ 3 )
   2. N = 2,555 ( 365 X 7 )
   3. Amount that must be withdrawn =
      (( $128,371 / ( 1.07 / 1.0650 ) ^ ( 2,555 / 365 )) = $124,230

   Then calculate the Market Value Adjustment on that amount

   4. Market Value Adjustment =  $124,230 X
      (( 1.07 / 1.0650 ) ^ ( 2,555 / 365 ) - 1 ) = $4,141

   Therefore, the amount of the partial withdrawal paid to you is $128,371, as requested. The Fixed Interest Allocation will be reduced by the amount of the partial withdrawal, $128,371, but increased by the Market Value Adjustment of $4,141, for a total reduction in the Fixed Interest Allocation of $124,230.

                                   A2

                            APPENDIX B

          SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE


The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $15,000 (maximum of $15,000 or $75,000 x .10) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $12,000 ($27,000 - $15,000) is
considered an excess withdrawal of a part of the initial premium payment of $25,000 and would be subject to a 4% surrender charge of $480 ($12,000 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

                                   B1

               GOLDEN AMERICAN LIFE INSURANCE COMPANY
               Golden American Life Insurance Company is a stock company domiciled in Wilmington, Delaware

G3770 VALUE PLUS 12/98

PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                              GOLDENSELECT VALUE PLUS


                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B
                                  ("Account B")
                               (or the "Account")

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE GOLDEN AMERICAN LIFE INSURANCE COMPANY DEFERRED VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO GOLDEN AMERICAN LIFE INSURANCE COMPANY, CUSTOMER SERVICE CENTER, P.O. BOX 8794, WILMINGTON, DE 19899-8794 OR TELEPHONE
1-800-366-0066.

                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:

                               December [[   ]] 1998

TABLE OF CONTENTS

ITEM                                                                  PAGE

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Description of Golden American Life Insurance Company. . . . . . .      1
Safekeeping of Assets. . . . . . . . . . . . . . . . . . . . . . .      1
The Administrator. . . . . . . . . . . . . . . . . . . . . . . . .      1
Independent Auditors . . . . . . . . . . . . . . . . . . . . . . .      2
Distribution of Contracts. . . . . . . . . . . . . . . . . . . . .      2
Performance Information. . . . . . . . . . . . . . . . . . . . . .      3
IRA Partial Withdrawal Option. . . . . . . . . . . . . . . . . . .      9
Other Information. . . . . . . . . . . . . . . . . . . . . . . . .      9
Financial Statements of Separate Account B . . . . . . . . . . . .     10
Appendix-Description of Bond Ratings . . . . . . . . . . . . . . .     A-1

INTRODUCTION

This Statement of Additional Information provides background information regarding Account B.


              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware.
On August 13, 1996, Equitable of Iowa Companies, Inc. (formerly Equitable of Iowa Companies)("EIC")acquired all of the interest in Golden American and Directed Services, Inc. On October 24, 1997, Equitable of Iowa Companies and ING Groep N.V. ("ING") completed a merger agreement with Equitable of Iowa becoming a wholly owned subsidiary of ING. ING, headquartered in The Netherlands, is a global financial services holding company with over $307.6 billion in assets as of December 31, 1997.

As of December 31, 1997, Golden American had approximately $227.3 million in stockholder's equity and approximately $2.4 billion in total assets, including approximately $1.6 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable annuities and variable life insurance.
Golden American has formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), who currently writes variable annuity business in the state of New York. The initial capitalization of First Golden was $25 million.


                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. No charges were billed to Golden American by Equitable Life pursuant to the service agreement in 1997.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, will perform annual audits of Golden American and the Account.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous.

Directed Services, Inc., an affiliate of the Depositor, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American which, from December 31, 1994 through December 31, 1996, were sold primarily through two broker/dealer institutions, and during the year ended December 1997 were sold primarily through six broker/dealer institutions. For the years ended 1997, 1996 and 1995 commissions paid by Golden American to Directed Services, Inc. aggregated $36,351,000, $27,065,000 and $8,440,000, respectively. Directed Services, Inc. is located at 1001 Jefferson Street, suite 400, Wilmington, Delaware 19801.

Golden American provided to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charged Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. In 1995, the service agreement between Directed Services, Inc. and Golden American was amended to provide for a management fee from Directed Services, Inc. to Golden American for managerial and supervisory services provided by Golden American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $2,770,000, $2,267,000 and $987,000 for the years ended 1997, 1996 and 1995, respectively.


                             PERFORMANCE INFORMATION

Performance information for the divisions of Account B, including yields, standard annual returns and other non standard measures of performance of all divisions, may appear in reports or promotional literature to current or prospective owners. Such non standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by minus signs ("-"). Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, five death benefit options are available.
The following performance values reflect the election at issue of the 7% Solution Enhanced Death Benefit Option providing values reflecting the highest aggregate contract charges. If one of the other death benefit options had been elected, the historical performance values would be higher than those represented in the examples.

No contracts offered by this prospectus and Statement of Additional Information were issued as of the date of this Statement of Additional Information. Therefore, the performance illustrations below are based on hypothetical investments, in each Division from the date of the underling Series inception.

SEC STANDARD MONEY MARKET DIVISION YIELDS
Current yield for the Liquid Asset Division will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro-rata share of division expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

            EFFECTIVE YIELD = [(BASE PERIOD RETURN) +1) ^ (365/7)] - 1

The hypothetical current yield and effective yield of the Liquid Asset Division for the 7-day period December 25, 1997 to December 31, 1997 were 3.83% and 3.90%, respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET DIVISIONS

Quotations of yield for the remaining divisions will be based on all investment income per division earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                        YIELD = 2 [ ( a - b  +1)^(6) - 1]
                                      -----
                                       cd

          Where:
               [a] equals the net investment income earned during the period by the Series attributable to shares owned by a division
               [b] equals the expenses accrued for the period (net of reimbursements)
               [c] equals the average daily number of units outstanding during the period based on the index of investment experience
               [d] equals the value (maximum offering price) per index of investment experience on the last day of the period

Yield on divisions of Account B is earned from the increase in net asset value of shares of the Series in which the Division invests and from dividends declared and paid by the Series, which are automatically reinvested in shares of the Series.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL DIVISIONS
Quotations of average annual total return for any division will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the division), calculated pursuant to the formula:

                                  P(1+T)^(n)=ERV

          Where:
               (1)  [P] equals a hypothetical initial premium payment of
                    $1,000
               (2)  [T] equals an average annual total return
               (3)  [n] equals the number of years
               (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

The hypothetical Average Annualized Total Return for the Divisions presented on a standardized basis for the year ending December 31, 1997 were as follows:

Average Annualized Total Return for Periods Ending 12/31/97  -- Standardized
----------------------------------------------------------------------------
Division                  One Year Period    Five Year Period   Inception to       Inception Date
                          Ending 12/31/97    Ending 12/31/97    Ending 12/31/97
--------                  ---------------    ----------------   ---------------    --------------
Multiple Allocation           9.81%               8.68%*              8.41%*          01/25/89
Fully Managed                 7.75%               7.98%*              7.87%*          01/25/89
Capital Appreciation         21.17%              14.49%*             14.69%*          05/04/92
Rising Dividends             22.03%                n/a               17.30%           10/04/93
All-Growth                   -1.61%               1.97%*              4.07%*          01/25/89
Real Estate                  15.09%              17.22%*             11.05%*          01/25/89
Hard Assets                  -1.31%              17.14%*              8.42%*          01/25/89
Global Fixed Income*         -6.74%                n/a                4.06%           10/07/94
Value Equity                 19.52%                n/a               20.94%           01/01/95
Strategic Equity             15.45%                n/a               15.01%           10/02/95
Small Cap                     2.79%                n/a               10.86%           01/02/96
Mid-Cap Growth*              12.00%                n/a               20.04%           10/07/94
Research*                    12.46%                n/a               20.68%           10/07/94
Total Return*                13.19%                n/a               14.75%           10/07/94
Growth & Income              17.41%                n/a               25.23%           04/01/96
Value + Growth*               8.16%                n/a               13.25%           04/01/96
Limited Maturity Bond        -0.81%               2.31%*              5.33%*          01/25/89
Liquid Asset                 -2.37%               2.34%*              3.70%*          01/25/89
Emerging Markets             16.64%                n/a               -4.34%           10/04/93
Managed Global                4.61%               2.45%*              2.54%*          10/21/92
Growth Opportunities**         n/a                 n/a                 n/a            02/19/98
Developing World**             n/a                 n/a                 n/a            02/19/98


PIMCO High Yield Bond**        n/a                 n/a                 n/a            05/01/98
PIMCO StocksPLUS Growth        n/a                 n/a                 n/a            05/01/98
and Income**



----------------------------------------------------------------------------
*  Total return calculation reflects partial waiver of fees and expenses.

** Division commenced operations after December 31, 1997

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL DIVISIONS
Quotations of non-standard average annual total return for any division will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the division), calculated pursuant to the formula:

                                 [P(1+T)^(n)]=ERV
          Where:
               (1)  [P] equals a hypothetical initial premium payment of
                    $1,000
               (2)  [T] equals an average annual total return
               (3)  [n] equals the number of years
               (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

Average Annualized Total Return for the Divisions presented on a non-standardized basis for the year ending December 31, 1997 were as follows:

The hypothetical Average Annualized Total Return for Year Ending 12/31/97 -- Non-Standardized
-------------------------------------------------------------------------------
Division                  One Year Period    Five Year Period   Inception to       Inception Date
                          Ending 12/31/97    Ending 12/31/97    Ending 12/31/97
--------                  ---------------    ----------------   ---------------    --------------

Multiple Allocation          15.85%               9.28%*              8.43%*          01/25/89
Fully Managed                13.79%               8.59%*              7.90%*          01/25/89
Capital Appreciation         27.21%              14.98%*             14.99%*          05/04/92
Rising Dividends             28.07%                n/a               17.89%           10/04/93
All-Growth                    4.44%               2.74%*              4.11%*          01/25/89
Real Estate                  21.13%              17.67%*             11.07%*          01/25/89
Hard Assets                   4.73%              17.58%*              8.44%*          01/25/89
Global Fixed*                -0.69%                n/a                5.50%           10/07/94
Value Equity                 25.56%                n/a               22.33%           01/01/95
Strategic Equity             21.49%                n/a               17.27%           10/02/95
Small Cap                     8.84%                n/a               13.60%           01/02/96
Mid-Cap Growth*              18.05%                n/a               21.09%           10/07/94
Research*                    18.50%                n/a               21.72%           10/07/94
Total Return*                19.23%                n/a               15.91%           10/07/94
Growth & Income              23.46%                n/a               28.06%           04/01/96
Value + Growth*              14.20%                n/a               16.37%           04/01/96
Limited Maturity Bond         5.23%               4.04%*              5.36%*          01/25/89
Liquid Asset                  3.62%               2.97%*              3.73%*          01/25/89
Emerging Markets            -10.60%                n/a               -3.21%           10/04/93
Managed Global               10.66%               3.20%*              3.10%*          10/21/92
Growth Opportunities**         n/a                 n/a                 n/a            02/19/98
Developing World**             n/a                 n/a                 n/a            02/19/98

PIMCO High Yield Bond**        n/a                 n/a                 n/a            05/01/98
PIMCO StocksPLUS Growth
and Income**                   n/a                 n/a                 n/a            05/01/98


-------------------------------------------------------------------------------
*  Total return calculation reflects partial waiver of fees and expenses.

** Division commenced operations after December 31, 1997.

Performance information for a division may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a division's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any division reflects only the performance of a hypothetical contract under which accumulation value is allocated to a division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Series of the Trust in which the Account B divisions invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any division derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE
We use accumulation units to calculate the value of a Contact. Each Division has its own accumulation unit value. The calculation of the accumulation unit value is discussed in the prospectus for the Contracts under Performance Information. The following illustrations show a calculation of a new accumulation unit value and the purchase of accumulation units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the 7% Solution Enhanced Death Benefit, the death benefit option with the highest mortality and expense risk charge.
The mortality and expense risk charge associated with the 3% and 5% Solution Enhanced Death Benefits, the Annual Ratchet Enhanced Death Benefit, and the Standard Death Benefit are lower than that used in the examples and would result in higher accumulation unit values or contract values.

     1.  Accumulation unit value, beginning of period  . . . .   $      10.00
     2.  Value of securities, beginning of period. . . . . . .   $      10.00
     3.  Change in value of securities . . . . . . . . . . . .   $       0.10
     4.  Gross investment return (3) divided by (2). . . . . .           0.01
     5.  Less daily mortality and expense charge . . . . . . .       0.003308
     6.  Less asset based administrative charge. . . . . . . .       0.000411
     7.  Net investment return (4) minus (5) minus (6) . . . .       0.006281
     8.  Net investment factor (1.000000) plus (7) . . . . . .       1.006281
     9.  Accumulation unit value, end of period (1)
          multiplied by (8). . . . . . . . . . . . . . . . . .   $  10.06281

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     Example 2.

     1.  Initial premium payment . . . . . . . . . . . . . . .   $      1,000
     2.  Accumulation unit value, on effective date
          of purchase (see Example 1). . . . . . . . . . . . .   $      10.00
     3.  Number of accumulation units purchased (1)
          divided by (2) . . . . . . . . . . . . . . . . . . .            100
     4.  For valuation date following purchase
         (see Example 1) . . . . . . . . . . . . . . . . . . .   $   10.06281
     5.  Contract value for valuation date
         following purchase (3) multiplied by (4). . . . . . .   $   1,006.28

                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the accumulation value by the life expectancy. In the first year withdrawals begin, we use the accumulation value as of the date of the first payment. Thereafter, we use the accumulation value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities
Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

       Report of Independent Auditors
       Audited Financial Statements
       Statement of Assets and Liability as of December 31, 1997
       Statement of Operations for the Year Ended December 31, 1997 Statements of Changes in Net Assets for the Years Ended
       December 31, 1996 and 1997
       Notes to Financial Statements

                            Financial Statements

                   Golden American Life Insurance Company
                            Separate Account B


                   Years ended December 31, 1997 and 1996
                     with Report of Independent Auditors










































                   Golden American Life Insurance Company
                             Separate Account B

                            Financial Statements



                   Years ended December 31, 1997 and 1996


                               CONTENTS

Report of Independent Auditors

Audited Financial Statements

Statement of Assets and Liability
Statement of Operations
Statements of Changes in Net Assets
Notes to Financial Statements








































                       Report of Independent Auditors



The Board of Directors
Golden American Life Insurance Company


We have audited the accompanying statement of assets and liability of Separate Account B as of December 31, 1997, and the related statements of operations for the year then ended and the changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Separate Account B at December 31, 1997, and the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                       /S/ Ernst & Young LLP

Des Moines, Iowa
February 12, 1998






















                    GOLDEN AMERICAN LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT B
                      STATEMENT OF ASSETS AND LIABILITY
                             DECEMBER 31, 1997
                           (Dollars in thousands)

                                                                    Combined
                                                                  ____________
NET ASSETS
 Investments at net asset value:
  The GCG Trust:
     Liquid Asset Series,
      57,275,780 shares (cost - $57,276)                              $57,276
     Limited Maturity Bond Series,
      5,091,118 shares (cost - $53,944)                                52,489
     Hard Assets Series,
      3,024,920 shares (cost - $51,259)                                45,525
     All-Growth Series,
      5,212,408 shares (cost - $68,783)                                71,776
     Real Estate Series,
      4,090,371 shares (cost - $58,325)                                74,731
     Fully Managed Series,
      10,090,542 shares (cost - $138,001)                             158,724
     Multiple Allocation Series,
      20,015,834 shares (cost - $246,764)                             262,006
     Capital Appreciation Series,
      10,645,781 shares (cost - $148,931)                             187,898
     Rising Dividends Series,
      10,780,319 shares (cost - $154,551)                             216,038
     Emerging Markets Series,
      3,922,730 shares (cost - $39,763)                                34,520
     Market Manager Series,
      412,444 shares (cost - $4,478)                                    6,793
     Value Equity Series,
      4,777,402 shares (cost - $69,459)                                77,059
     Strategic Equity Series,
      3,701,897 shares (cost - $42,935)                                50,457
     Small Cap Series,
      3,981,210 shares (cost - $47,534)                                52,751
     Managed Global Series,
      9,138,658 shares (cost - $101,193)                              104,729
  Equi-Select Series Trust:
     OTC Portfolio,
      1,287,578 shares (cost - $19,583)                                20,370
     Growth & Income Portfolio,
      3,106,847 shares (cost - $43,694)                                44,943
     Research Portfolio,
      1,918,246 shares (cost - $34,030)                                34,418
     Total Return Portfolio,
      1,708,746 shares (cost - $25,831)                                26,243
     Value + Growth Portfolio,
      1,754,513 shares (cost - $24,618)                                23,188
     International Fixed Income Portfolio,
      19,798 shares (cost - $216)                                         206



                    GOLDEN AMERICAN LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT B
                      STATEMENT OF ASSETS AND LIABILITY
                             DECEMBER 31, 1997
                                (Continued)
                          (Dollars in thousands)

                                                                    Combined
                                                                  ____________
NET ASSETS
 Investments at net asset value:
  Greenwich Street Series Fund:
     Appreciation Portfolio,
      14,037 shares (cost - $272)                                        $263
  Travelers Series Fund, Inc.:
     Smith Barney High Income Portfolio,
      15,500 shares (cost - $206)                                         209
     Smith Barney Income and Growth Portfolio,
      11,307 shares (cost - $209)                                         216
     Smith Barney International Equity Portfolio,
      7,460 shares (cost - $101)                                           96
     Smith Barney Money Market Portfolio,
      181,453 shares (cost - $182)                                        182
  Warburg Pincus Trust:
     International Equity Portfolio,
      188,938 shares (cost - $2,075)                                    1,982
                                                                  ____________
     TOTAL ASSETS (cost - $1,434,213)                               1,605,088

LIABILITY
  Payable to Golden American Life Insurance Company
   for charges and fees                                                   817
                                                                  ____________
     TOTAL NET ASSETS                                              $1,604,271
                                                                  ============
NET ASSETS
  For Variable Annuity Insurance Contracts                         $1,587,262
  Retained in Separate Account B by Golden American
   Life Insurance Company                                              17,009
                                                                  ____________
     TOTAL NET ASSETS                                              $1,604,271
                                                                  ============














See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                            (Dollars in thousands)

                                                            Limited
                                                 Liquid    Maturity     Hard
                                                 Asset       Bond      Assets
                                                Division   Division   Division
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                      $2,290     $3,854     $4,545
   Capital gains distributions                        --         --      4,923
                                               ________________________________
  TOTAL INVESTMENT INCOME                          2,290      3,854      9,468

  Expenses:
   Mortality and expense risk and other charges     (528)      (559)      (527)
   Annual administrative charges                     (24)       (20)       (21)
   Minimum death benefit guarantee charges            (7)        (1)        (3)
   Contingent deferred sales charges                (256)       (34)       (45)
   Other contract charges                             (5)        (1)        (4)
   Amortization of deferred charges related to:
    Deferred sales load                             (503)      (540)      (302)
    Premium taxes                                     (3)        (9)        (6)
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                    (1,326)    (1,164)      (908)
   Fees waived by Golden American                      6         13         10
                                               ________________________________
  NET EXPENSES                                    (1,320)    (1,151)      (898)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                       970      2,703      8,570

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments             --        139      3,106
  Net unrealized appreciation
  (depreciation) of investments                       --       (690)    (9,738)
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                          $970     $2,152     $1,938
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997



See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                 All-       Real       Fully
                                                Growth     Estate     Managed
                                               Division   Division    Division
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                       $163     $2,740      $5,106
   Capital gains distributions                    1,877      2,326       7,461
                                               ________________________________
  TOTAL INVESTMENT INCOME                         2,040      5,066      12,567

  Expenses:
   Mortality and expense risk and other charges    (809)      (710)     (1,632)
   Annual administrative charges                    (37)       (31)        (75)
   Minimum death benefit guarantee charges           (2)        (3)         (3)
   Contingent deferred sales charges                (40)       (41)        (80)
   Other contract charges                            (3)        (3)         (5)
   Amortization of deferred charges related to:
    Deferred sales load                            (662)      (380)     (1,145)
    Premium taxes                                   (19)        (7)        (30)
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                   (1,572)    (1,175)     (2,970)
   Fees waived by Golden American                    22         10          35
                                               ________________________________
  NET EXPENSES                                   (1,550)    (1,165)     (2,935)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                      490      3,901       9,632

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments           556      2,621       2,407
  Net unrealized appreciation
  (depreciation) of investments                   1,550      5,391       5,898
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                       $2,596    $11,913     $17,937
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997



See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                Multiple    Capital
                                                Alloca-    Apprecia-   Rising
                                                  tion       tion    Dividends
                                                Division   Division   Division
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                     $18,237     $5,745     $1,396
   Capital gains distributions                     8,909     11,398      3,628
                                               ________________________________
  TOTAL INVESTMENT INCOME                         27,146     17,143      5,024

  Expenses:
   Mortality and expense risk and other charges   (2,812)    (1,850)    (2,007)
   Annual administrative charges                    (140)       (85)       (97)
   Minimum death benefit guarantee charges           (13)        (2)        (3)
   Contingent deferred sales charges                (137)       (82)      (145)
   Other contract charges                            (11)        (8)       (10)
   Amortization of deferred charges related to:
    Deferred sales load                           (2,613)    (1,298)    (1,052)
    Premium taxes                                    (58)       (43)       (17)
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                    (5,784)    (3,368)    (3,331)
   Fees waived by Golden American                     57         44         33
                                               ________________________________
  NET EXPENSES                                    (5,727)    (3,324)    (3,298)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                    21,419     13,819      1,726

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments          5,773      8,242      3,602
  Net unrealized appreciation
  (depreciation) of investments                    9,866     16,323     33,738
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                       $37,058    $38,384    $39,066
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997


See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                Emerging   Market      Value
                                                Markets    Manager     Equity
                                                Division  Division    Division
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                         $42      $138      $5,449
   Capital gains distributions                        --       329       1,347
                                               ________________________________
  TOTAL INVESTMENT INCOME                             42       467       6,796

  Expenses:
   Mortality and expense risk and other charges     (470)       --        (746)
   Annual administrative charges                     (19)       (2)        (36)
   Minimum death benefit guarantee charges            (2)       --          (1)
   Contingent deferred sales charges                 (31)       --         (54)
   Other contract charges                             (2)       --          (2)
   Amortization of deferred charges related to:
    Deferred sales load                             (346)      (42)       (266)
    Premium taxes                                     (4)       --          (3)
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                      (874)      (44)     (1,108)
   Fees waived by Golden American                      6         1           8
                                               ________________________________
  NET EXPENSES                                      (868)      (43)     (1,100)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                      (826)      424       5,696

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments         (1,134)      238         898
  Net unrealized appreciation
  (depreciation) of investments                   (2,698)    1,127       5,129
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                       ($4,658)   $1,789     $11,723
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997


See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                               Strategic    Small      Managed
                                                 Equity      Cap        Global
                                                Division   Division    Division
                                               _________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                      $2,496         --      $8,296
   Capital gains distributions                        58         --         394
                                               _________________________________
  TOTAL INVESTMENT INCOME                          2,554         --       8,690

  Expenses:
   Mortality and expense risk and other charges     (512)     ($556)     (1,151)
   Annual administrative charges                     (20)       (26)        (47)
   Minimum death benefit guarantee charges            (1)        (1)         (1)
   Contingent deferred sales charges                (150)       (42)        (69)
   Other contract charges                             (2)        (3)         (5)
   Amortization of deferred charges related to:
    Deferred sales load                             (123)      (130)       (779)
    Premium taxes                                     (2)        (1)        (15)
                                               _________________________________
  TOTAL EXPENSES BEFORE WAIVER                      (810)      (759)     (2,067)
   Fees waived by Golden American                      8          5          17
                                               _________________________________
  NET EXPENSES                                      (802)      (754)     (2,050)
                                               _________________________________
  NET INVESTMENT INCOME (LOSS)                     1,752       (754)      6,640

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments          1,180       (174)      2,841
  Net unrealized appreciation
  (depreciation) of investments                    4,847      4,543        (883)
                                               _________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                        $7,779     $3,615      $8,598
                                               =================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997


See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                          Growth &    Research
                                                  OTC      Income     Division
                                                Division  Division      (b)
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                        $809    $3,477        $681
   Capital gains distributions                         9         6         327
                                               ________________________________
  TOTAL INVESTMENT INCOME                            818     3,483       1,008

  Expenses:
   Mortality and expense risk and other charges     (146)     (298)       (156)
   Annual administrative charges                     (10)      (23)        (17)
   Minimum death benefit guarantee charges            --        --          --
   Contingent deferred sales charges                 (14)      (29)        (12)
   Other contract charges                             (2)       (1)         (2)
   Amortization of deferred charges related to:
    Deferred sales load                              (35)      (76)        (21)
    Premium taxes                                     --        (2)         --
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                      (207)     (429)       (208)
   Fees waived by Golden American                      1         3           1
                                               ________________________________
  NET EXPENSES                                      (206)     (426)       (207)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                       612     3,057         801

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments             57       177          19
  Net unrealized appreciation
  (depreciation) of investments                      912       980         388
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                        $1,581    $4,214      $1,208
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997


See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Inter-
                                                                      national
                                                 Total      Value +    Fixed
                                                 Return     Growth     Income
                                                Division   Division   Division
                                                  (a)         (b)       (g)
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                        $589         $3         $8
   Capital gains distributions                       240         --          1
                                               ________________________________
  TOTAL INVESTMENT INCOME                            829          3          9

  Expenses:
   Mortality and expense risk and other charges     (104)       (98)        --
   Annual administrative charges                     (12)       (11)        --
   Minimum death benefit guarantee charges            --         (1)        --
   Contingent deferred sales charges                  (3)        (5)        --
   Other contract charges                             (1)        --         --
   Amortization of deferred charges related to:
    Deferred sales load                              (22)       (25)        --
    Premium taxes                                     --         --         --
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                      (142)      (140)        --
   Fees waived by Golden American                     --         --         --
                                               ________________________________
  NET EXPENSES                                      (142)      (140)        --
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                       687       (137)         9

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments             18        515         (1)
  Net unrealized appreciation
  (depreciation) of investments                      412     (1,430)       (10)
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                        $1,117    ($1,052)       ($2)
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997

See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                             Smith     Smith
                                                            Barney     Barney
                                                 Appre-      High    Income and
                                                ciation     Income     Growth
                                                Division   Division   Division
                                                  (c)         (c)       (c)
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                          $3         --         --
   Capital gains distributions                        13         --         --
                                               ________________________________
  TOTAL INVESTMENT INCOME                             16         --         --

  Expenses:
   Mortality and expense risk and other charges       (1)       ($1)       ($1)
   Annual administrative charges                      --         --         --
   Minimum death benefit guarantee charges            --         --         --
   Contingent deferred sales charges                  --         --         --
   Other contract charges                             --         --         --
   Amortization of deferred charges related to:
    Deferred sales load                               --         --         --
    Premium taxes                                     --         --         --
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                        (1)        (1)        (1)
   Fees waived by Golden American                     --         --         --
                                               ________________________________
  NET EXPENSES                                        (1)        (1)        (1)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                        15         (1)        (1)

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments              1          1         --
  Net unrealized appreciation
  (depreciation) of investments                       (9)         3          7
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                            $7         $3         $6
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997

See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                 Smith
                                                 Barney     Smith
                                                 Inter-    Barney      Inter-
                                                national    Money     national
                                                 Equity    Market      Equity
                                                Division  Division    Division
                                                  (d)        (e)        (f)
                                               ________________________________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                          --        $1         $43
   Capital gains distributions                        --        --          41
                                               ________________________________
  TOTAL INVESTMENT INCOME                             --         1          84

  Expenses:
   Mortality and expense risk and other charges       --        (1)         (2)
   Annual administrative charges                      --        --          (1)
   Minimum death benefit guarantee charges            --        --          --
   Contingent deferred sales charges                  --        --          --
   Other contract charges                             --        --          --
   Amortization of deferred charges related to:
    Deferred sales load                               --        --          --
    Premium taxes                                     --        --          --
                                               ________________________________
  TOTAL EXPENSES BEFORE WAIVER                        --        (1)         (3)
   Fees waived by Golden American                     --        --          --
                                               ________________________________
  NET EXPENSES                                        --        (1)         (3)
                                               ________________________________
  NET INVESTMENT INCOME (LOSS)                        --        --          81

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments             --        --         (12)
  Net unrealized appreciation
  (depreciation) of investments                      ($5)       --         (93)
                                               ________________________________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                           ($5)      $--        ($24)
                                               ================================

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997

See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENT OF OPERATIONS
             For the year ended December 31, 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)



                                                                      Combined
                                                                     __________
INVESTMENT INCOME (LOSS)
  Income:
   Dividends                                                           $66,111
   Capital gains distributions                                          43,287
                                                                     __________
  TOTAL INVESTMENT INCOME                                              109,398

  Expenses:
   Mortality and expense risk and other charges                        (15,677)
   Annual administrative charges                                          (754)
   Minimum death benefit guarantee charges                                 (44)
   Contingent deferred sales charges                                    (1,269)
   Other contract charges                                                  (70)
   Amortization of deferred charges related to:
    Deferred sales load                                                (10,360)
    Premium taxes                                                         (219)
                                                                     __________
  TOTAL EXPENSES BEFORE WAIVER                                         (28,393)
   Fees waived by Golden American                                          280
                                                                     __________
  NET EXPENSES                                                         (28,113)
                                                                     __________
  NET INVESTMENT INCOME (LOSS)                                          81,285

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss) on investments                               31,070
  Net unrealized appreciation
  (depreciation) of investments                                         75,558
                                                                     __________
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                                            $187,913
                                                                     ==========

(a) Commencement of operations, February 3, 1997
(b) Commencement of operations, February 4, 1997
(c) Commencement of operations, August 26, 1997
(d) Commencement of operations, September 18, 1997
(e) Commencement of operations, September 24, 1997
(f) Commencement of operations, October 9, 1997
(g) Commencement of operations, October 24, 1997


See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                            (Dollars in thousands)

                                                                       Liquid
                                                                       Asset
                                                                      Division
                                                                     __________
NET ASSETS AT JANUARY 1, 1996                                          $36,491

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             730
  Net realized gain (loss) on investments                                   --
  Net unrealized appreciation (depreciation) of investments                 --
                                                                     __________
  Net increase (decrease) in net assets resulting from operations          730

  Changes from principal transactions:
  Purchase payments                                                     14,178
  Contract distributions and terminations                              (15,313)
  Transfer payments from (to) Fixed Accounts and other Divisions         1,242
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               148
                                                                     __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            255
                                                                     __________
  Total increase (decrease)                                                985
                                                                     __________
NET ASSETS AT DECEMBER 31, 1996                                         37,476
























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Liquid
                                                                       Asset
                                                                      Division
                                                                     __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            $970
  Net realized gain (loss) on investments                                   --
  Net unrealized appreciation (depreciation) of investments                 --
                                                                     __________
  Net increase (decrease) in net assets resulting from operations          970

  Changes from principal transactions:
  Purchase payments                                                     29,455
  Contract distributions and terminations                              (18,096)
  Transfer payments from (to) Fixed Accounts and other Divisions         7,253
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               196
                                                                     __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         18,808
                                                                     __________
  Total increase (decrease)                                             19,778
                                                                     __________
NET ASSETS AT DECEMBER 31, 1997                                        $57,254
                                                                     ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Limited
                                                                     Maturity
                                                                       Bond
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $67,837

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          4,507
  Net realized gain (loss) on investments                                 314
  Net unrealized appreciation (depreciation) of investments            (3,831)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         990

  Changes from principal transactions:
  Purchase payments                                                     5,869
  Contract distributions and terminations                              (9,672)
  Transfer payments from (to) Fixed Accounts and other Divisions      (10,189)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (501)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (14,493)
                                                                    __________
  Total increase (decrease)                                           (13,503)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        54,334






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Limited
                                                                     Maturity
                                                                       Bond
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $2,703
  Net realized gain (loss) on investments                                 139
  Net unrealized appreciation (depreciation) of investments              (690)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       2,152

  Changes from principal transactions:
  Purchase payments                                                     5,847
  Contract distributions and terminations                              (8,648)
  Transfer payments from (to) Fixed Accounts and other Divisions       (1,150)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (68)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (4,019)
                                                                    __________
  Total increase (decrease)                                            (1,867)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $52,467
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997










See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Hard
                                                                      Assets
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $26,990

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          3,916
  Net realized gain (loss) on investments                               2,353
  Net unrealized appreciation (depreciation) of investments             2,704
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       8,973

  Changes from principal transactions:
  Purchase payments                                                     6,154
  Contract distributions and terminations                              (4,962)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,904
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              242
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         7,338
                                                                    __________
  Total increase (decrease)                                            16,311
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        43,301






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Hard
                                                                      Assets
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $8,570
  Net realized gain (loss) on investments                               3,106
  Net unrealized appreciation (depreciation) of investments            (9,738)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,938

  Changes from principal transactions:
  Purchase payments                                                     6,936
  Contract distributions and terminations                              (5,699)
  Transfer payments from (to) Fixed Accounts and other Divisions         (886)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (87)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           264
                                                                    __________
  Total increase (decrease)                                             2,202
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $45,503
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    All-Growth
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $91,956

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           (150)
  Net realized gain (loss) on investments                               2,112
  Net unrealized appreciation (depreciation) of investments            (4,894)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      (2,932)

  Changes from principal transactions:
  Purchase payments                                                    10,539
  Contract distributions and terminations                             (12,597)
  Transfer payments from (to) Fixed Accounts and other Divisions       (9,493)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (631)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (12,182)
                                                                    __________
  Total increase (decrease)                                           (15,114)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        76,842
























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    All-Growth
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $490
  Net realized gain (loss) on investments                                 556
  Net unrealized appreciation (depreciation) of investments             1,550
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       2,596

  Changes from principal transactions:
  Purchase payments                                                     7,441
  Contract distributions and terminations                             (10,832)
  Transfer payments from (to) Fixed Accounts and other Divisions       (4,053)
  Addition to (rellocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (256)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (7,700)
                                                                    __________
  Total increase (decrease)                                            (5,104)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $71,738
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997












See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Real
                                                                      Estate
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $34,813

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          2,214
  Net realized gain (loss) on investments                                 652
  Net unrealized appreciation (depreciation) of investments             8,605
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      11,471

  Changes from principal transactions:
  Purchase payments                                                     5,981
  Contract distributions and terminations                              (4,775)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,076
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              115
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         4,397
                                                                    __________
  Total increase (decrease)                                            15,868
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        50,681























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Real
                                                                      Estate
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $3,901
  Net realized gain (loss) on investments                               2,621
  Net unrealized appreciation (depreciation) of investments             5,391
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      11,913

  Changes from principal transactions:
  Purchase payments                                                    14,095
  Contract distributions and terminations                              (5,798)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,766
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               43
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        12,106
                                                                    __________
  Total increase (decrease)                                            24,019
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $74,700
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Fully
                                                                     Managed
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                        $117,327

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          7,463
  Net realized gain (loss) on investments                               2,245
  Net unrealized appreciation (depreciation) of investments             6,614
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      16,322

  Changes from principal transactions:
  Purchase payments                                                    16,217
  Contract distributions and terminations                             (17,846)
  Transfer payments from (to) Fixed Accounts and other Divisions        2,478
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (67)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           782
                                                                    __________
  Total increase (decrease)                                            17,104
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       134,431























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Fully
                                                                     Managed
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $9,632
  Net realized gain (loss) on investments                               2,407
  Net unrealized appreciation (depreciation) of investments             5,898
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      17,937

  Changes from principal transactions:
  Purchase payments                                                    19,633
  Contract distributions and terminations                             (17,687)
  Transfer payments from (to) Fixed Accounts and other Divisions        4,389
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (53)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         6,282
                                                                    __________
  Total increase (decrease)                                            24,219
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                      $158,650
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Multiple
                                                                    Allocation
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                        $305,502

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         18,091
  Net realized gain (loss) on investments                               6,043
  Net unrealized appreciation (depreciation) of investments            (7,108)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      17,026

  Changes from principal transactions:
  Purchase payments                                                    16,631
  Contract distributions and terminations                             (44,014)
  Transfer payments from (to) Fixed Accounts and other Divisions      (23,461)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                           (1,257)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (52,101)
                                                                    __________
  Total increase (decrease)                                           (35,075)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       270,427























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Multiple
                                                                    Allocation
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                        $21,419
  Net realized gain (loss) on investments                               5,773
  Net unrealized appreciation (depreciation) of investments             9,866
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      37,058

  Changes from principal transactions:
  Purchase payments                                                     9,404
  Contract distributions and terminations                             (45,162)
  Transfer payments from (to) Fixed Accounts and other Divisions       (9,649)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (209)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (45,616)
                                                                    __________
  Total increase (decrease)                                            (8,558)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                      $261,869
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Capital
                                                                  Appreciation
                                                                    Division
                                                                  ____________
NET ASSETS AT JANUARY 1, 1996                                        $121,049

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          7,757
  Net realized gain (loss) on investments                               4,853
  Net unrealized appreciation (depreciation) of investments             8,839
                                                                  ____________
  Net increase (decrease) in net assets resulting from operations      21,449

  Changes from principal transactions:
  Purchase payments                                                    16,081
  Contract distributions and terminations                             (16,095)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,299
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              206
                                                                  ____________
  Increase (decrease) in net assets derived from principal
   transactions                                                         3,491
                                                                  ____________
  Total increase (decrease)                                            24,940
                                                                  ____________
NET ASSETS AT DECEMBER 31, 1996                                       145,989























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Capital
                                                                  Appreciation
                                                                    Division
                                                                  ____________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                        $13,819
  Net realized gain (loss) on investments                               8,242
  Net unrealized appreciation (depreciation) of investments            16,323
                                                                  ____________
  Net increase (decrease) in net assets resulting from operations      38,384

  Changes from principal transactions:
  Purchase payments                                                    17,440
  Contract distributions and terminations                             (20,143)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,915
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              232
                                                                  ____________
  Increase (decrease) in net assets derived from principal
   transactions                                                         3,444
                                                                  ____________
  Total increase (decrease)                                            41,828
                                                                  ____________
NET ASSETS AT DECEMBER 31, 1997                                      $187,817
                                                                  ============

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Rising
                                                                    Dividends
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $80,342

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           (455)
  Net realized gain (loss) on investments                               4,125
  Net unrealized appreciation (depreciation) of investments            12,317
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      15,987

  Changes from principal transactions:
  Purchase payments                                                    25,572
  Contract distributions and terminations                             (12,639)
  Transfer payments from (to) Fixed Accounts and other Divisions       13,857
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              454
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        27,244
                                                                    __________
  Total increase (decrease)                                            43,231
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       123,573























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Rising
                                                                    Dividends
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $1,726
  Net realized gain (loss) on investments                               3,602
  Net unrealized appreciation (depreciation) of investments            33,738
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      39,066

  Changes from principal transactions:
  Purchase payments                                                    45,995
  Contract distributions and terminations                             (18,620)
  Transfer payments from (to) Fixed Accounts and other Divisions       25,458
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              471
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        53,304
                                                                    __________
  Total increase (decrease)                                            92,370
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                      $215,943
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Emerging
                                                                     Markets
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $36,887

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           (998)
  Net realized gain (loss) on investments                              (2,959)
  Net unrealized appreciation (depreciation) of investments             5,674
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,717

  Changes from principal transactions:
  Purchase payments                                                     6,432
  Contract distributions and terminations                              (6,450)
  Transfer payments from (to) Fixed Accounts and other Divisions       (1,273)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (160)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (1,451)
                                                                    __________
  Total increase (decrease)                                               266
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        37,153























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Emerging
                                                                     Markets
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($826)
  Net realized gain (loss) on investments                              (1,134)
  Net unrealized appreciation (depreciation) of investments            (2,698)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      (4,658)

  Changes from principal transactions:
  Purchase payments                                                     5,427
  Contract distributions and terminations                              (5,304)
  Transfer payments from (to) Fixed Accounts and other Divisions        2,002
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (119)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         2,006
                                                                    __________
  Total increase (decrease)                                            (2,652)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $34,501
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Market
                                                                     Manager
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                          $5,206

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            396
  Net realized gain (loss) on investments                                 327
  Net unrealized appreciation (depreciation) of investments               245
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         968

  Changes from principal transactions:
  Purchase payments                                                      (111)
  Contract distributions and terminations                                (383)
  Transfer payments from (to) Fixed Accounts and other Divisions         (187)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (14)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                          (695)
                                                                    __________
  Total increase (decrease)                                               273
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                         5,479























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Market
                                                                     Manager
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $424
  Net realized gain (loss) on investments                                 238
  Net unrealized appreciation (depreciation) of investments             1,127
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,789

  Changes from principal transactions:
  Purchase payments                                                       (59)
  Contract distributions and terminations                                (189)
  Transfer payments from (to) Fixed Accounts and other Divisions         (303)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               (1)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                          (552)
                                                                    __________
  Total increase (decrease)                                             1,237
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                        $6,716
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Value
                                                                      Equity
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                         $28,447

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          1,157
  Net realized gain (loss) on investments                               1,290
  Net unrealized appreciation (depreciation) of investments               601
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       3,048

  Changes from principal transactions:
  Purchase payments                                                    15,780
  Contract distributions and terminations                              (3,990)
  Transfer payments from (to) Fixed Accounts and other Divisions         (376)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (48)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        11,366
                                                                    __________
  Total increase (decrease)                                            14,414
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        42,861























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Value
                                                                      Equity
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $5,696
  Net realized gain (loss) on investments                                 898
  Net unrealized appreciation (depreciation) of investments             5,129
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      11,723

  Changes from principal transactions:
  Purchase payments                                                    16,881
  Contract distributions and terminations                              (5,181)
  Transfer payments from (to) Fixed Accounts and other Divisions       10,573
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              168
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        22,441
                                                                    __________
  Total increase (decrease)                                            34,164
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $77,025
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Strategic
                                                                      Equity
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                          $8,031

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            275
  Net realized gain (loss) on investments                                 161
  Net unrealized appreciation (depreciation) of investments             2,648
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       3,084

  Changes from principal transactions:
  Purchase payments                                                    12,046
  Contract distributions and terminations                              (1,671)
  Transfer payments from (to) Fixed Accounts and other Divisions        8,149
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              219
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        18,743
                                                                    __________
  Total increase (decrease)                                            21,827
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        29,858























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Strategic
                                                                      Equity
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $1,752
  Net realized gain (loss) on investments                               1,180
  Net unrealized appreciation (depreciation) of investments             4,847
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       7,779

  Changes from principal transactions:
  Purchase payments                                                     9,853
  Contract distributions and terminations                              (4,107)
  Transfer payments from (to) Fixed Accounts and other Divisions        6,920
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              134
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        12,800
                                                                    __________
  Total increase (decrease)                                            20,579
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $50,437
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Small Cap
                                                                     Division
                                                                       (a)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($369)
  Net realized gain (loss) on investments                                  25
  Net unrealized appreciation (depreciation) of investments               674
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         330

  Changes from principal transactions:
  Purchase payments                                                    17,552
  Contract distributions and terminations                              (1,530)
  Transfer payments from (to) Fixed Accounts and other Divisions       16,293
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              411
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        32,726
                                                                    __________
  Total increase (decrease)                                            33,056
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        33,056























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Small Cap
                                                                     Division
                                                                       (a)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($754)
  Net realized gain (loss) on investments                                (174)
  Net unrealized appreciation (depreciation) of investments             4,543
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       3,615

  Changes from principal transactions:
  Purchase payments                                                    13,691
  Contract distributions and terminations                              (3,143)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,487
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               19
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        16,054
                                                                    __________
  Total increase (decrease)                                            19,669
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $52,725
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Managed
                                                                      Global
                                                                     Division
                                                                       (b)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($350)
  Net realized gain (loss) on investments                                 116
  Net unrealized appreciation (depreciation) of investments             4,419
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       4,185

  Changes from principal transactions:
  Purchase payments                                                     3,524
  Contract distributions and terminations                              (3,844)
  Transfer payments from (to) Fixed Accounts and other Divisions       80,286
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            2,115
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        82,081
                                                                    __________
  Total increase (decrease)                                            86,266
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        86,266






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Managed
                                                                      Global
                                                                     Division
                                                                       (b)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $6,640
  Net realized gain (loss) on investments                               2,841
  Net unrealized appreciation (depreciation) of investments              (883)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       8,598

  Changes from principal transactions:
  Purchase payments                                                    17,472
  Contract distributions and terminations                             (12,081)
  Transfer payments from (to) Fixed Accounts and other Divisions        4,438
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (12)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         9,817
                                                                    __________
  Total increase (decrease)                                            18,415
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                      $104,681
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997










See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       OTC
                                                                     Division
                                                                       (c)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $204
  Net realized gain (loss) on investments                                   1
  Net unrealized appreciation (depreciation) of investments              (125)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          80

  Changes from principal transactions:
  Purchase payments                                                     1,207
  Contract distributions and terminations                                 (36)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,248
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               72
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         4,491
                                                                    __________
  Total increase (decrease)                                             4,571
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                         4,571























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       OTC
                                                                     Division
                                                                       (c)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $612
  Net realized gain (loss) on investments                                  57
  Net unrealized appreciation (depreciation) of investments               912
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,581

  Changes from principal transactions:
  Purchase payments                                                     8,980
  Contract distributions and terminations                                (580)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,763
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               46
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        14,209
                                                                    __________
  Total increase (decrease)                                            15,790
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $20,361
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Growth &
                                                                      Income
                                                                     Division
                                                                       (c)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  $1
  Net unrealized appreciation (depreciation) of investments               269
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         270

  Changes from principal transactions:
  Purchase payments                                                     2,760
  Contract distributions and terminations                                 (43)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,164
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              124
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         8,005
                                                                    __________
  Total increase (decrease)                                             8,275
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                         8,275






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Growth &
                                                                      Income
                                                                     Division
                                                                       (c)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $3,057
  Net realized gain (loss) on investments                                 177
  Net unrealized appreciation (depreciation) of investments               980
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       4,214

  Changes from principal transactions:
  Purchase payments                                                    22,706
  Contract distributions and terminations                              (1,861)
  Transfer payments from (to) Fixed Accounts and other Divisions       11,481
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              107
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        32,433
                                                                    __________
  Total increase (decrease)                                            36,647
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $44,922
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997










See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Research
                                                                     Division
                                                                       (e)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Research
                                                                     Division
                                                                       (e)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $801
  Net realized gain (loss) on investments                                  19
  Net unrealized appreciation (depreciation) of investments               388
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,208

  Changes from principal transactions:
  Purchase payments                                                    19,514
  Contract distributions and terminations                                (534)
  Transfer payments from (to) Fixed Accounts and other Divisions       14,044
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              170
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        33,194
                                                                    __________
  Total increase (decrease)                                            34,402
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $34,402
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Total
                                                                      Return
                                                                     Division
                                                                       (d)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Total
                                                                      Return
                                                                     Division
                                                                       (d)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $687
  Net realized gain (loss) on investments                                  18
  Net unrealized appreciation (depreciation) of investments               412
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,117

  Changes from principal transactions:
  Purchase payments                                                    15,427
  Contract distributions and terminations                                (602)
  Transfer payments from (to) Fixed Accounts and other Divisions       10,193
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               96
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        25,114
                                                                    __________
  Total increase (decrease)                                            26,231
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $26,231
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997










See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Value +
                                                                      Growth
                                                                     Division
                                                                       (e)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Value +
                                                                      Growth
                                                                     Division
                                                                       (e)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($137)
  Net realized gain (loss) on investments                                 515
  Net unrealized appreciation (depreciation) of investments            (1,430)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      (1,052)

  Changes from principal transactions:
  Purchase payments                                                    15,158
  Contract distributions and terminations                                (431)
  Transfer payments from (to) Fixed Accounts and other Divisions        9,404
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               99
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        24,230
                                                                    __________
  Total increase (decrease)                                            23,178
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                       $23,178
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997










See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Inter-
                                                                     national
                                                                      Fixed
                                                                      Income
                                                                     Division
                                                                       (j)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --




















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Inter-
                                                                     national
                                                                      Fixed
                                                                      Income
                                                                     Division
                                                                       (j)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             $9
  Net realized gain (loss) on investments                                  (1)
  Net unrealized appreciation (depreciation) of investments               (10)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          (2)

  Changes from principal transactions:
  Purchase payments                                                       190
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           18
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           208
                                                                    __________
  Total increase (decrease)                                               206
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                          $206
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997








See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Appre-
                                                                     ciation
                                                                     Division
                                                                       (f)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --






















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Appre-
                                                                     ciation
                                                                     Division
                                                                       (f)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            $15
  Net realized gain (loss) on investments                                   1
  Net unrealized appreciation (depreciation) of investments                (9)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations           7

  Changes from principal transactions:
  Purchase payments                                                       256
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           256
                                                                    __________
  Total increase (decrease)                                               263
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                          $263
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997










See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                       High
                                                                      Income
                                                                     Division
                                                                       (f)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --




















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                       High
                                                                      Income
                                                                     Division
                                                                       (f)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            ($1)
  Net realized gain (loss) on investments                                   1
  Net unrealized appreciation (depreciation) of investments                 3
                                                                    __________
  Net increase (decrease) in net assets resulting from operations           3

  Changes from principal transactions:
  Purchase payments                                                       206
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           206
                                                                    __________
  Total increase (decrease)                                               209
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                          $209
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997








See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                    Income and
                                                                      Growth
                                                                     Division
                                                                       (f)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --




















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                    Income and
                                                                      Growth
                                                                     Division
                                                                       (f)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            ($1)
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                 7
                                                                    __________
  Net increase (decrease) in net assets resulting from operations           6

  Changes from principal transactions:
  Purchase payments                                                       204
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions            5
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           209
                                                                    __________
  Total increase (decrease)                                               215
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                          $215
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997








See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                      Inter-
                                                                     national
                                                                      Equity
                                                                     Division
                                                                       (g)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --



















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                      Inter-
                                                                     national
                                                                      Equity
                                                                     Division
                                                                       (g)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments               ($5)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          (5)

  Changes from principal transactions:
  Purchase payments                                                        99
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions            2
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           101
                                                                    __________
  Total increase (decrease)                                                96
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                           $96
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997







See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                      Money
                                                                      Market
                                                                     Division
                                                                       (h)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --




















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Smith
                                                                      Barney
                                                                      Money
                                                                      Market
                                                                     Division
                                                                       (h)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                      $183
  Contract distributions and terminations                                  (1)
  Transfer payments from (to) Fixed Accounts and other Divisions           (1)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           181
                                                                    __________
  Total increase (decrease)                                               181
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                          $181
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997








See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Inter-
                                                                     national
                                                                      Equity
                                                                     Division
                                                                       (i)
                                                                    __________
NET ASSETS AT JANUARY 1, 1996                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                            --




















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Inter-
                                                                     national
                                                                      Equity
                                                                      Income
                                                                     Division
                                                                       (i)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            $81
  Net realized gain (loss) on investments                                 (12)
  Net unrealized appreciation (depreciation) of investments               (93)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         (24)

  Changes from principal transactions:
  Purchase payments                                                     1,825
  Contract distributions and terminations                                  (2)
  Transfer payments from (to) Fixed Accounts and other Divisions          182
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         2,005
                                                                    __________
  Total increase (decrease)                                             1,981
                                                                    __________
NET ASSETS AT DECEMBER 31, 1997                                        $1,981
                                                                    ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997








See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Combined
                                                                  ____________
NET ASSETS AT JANUARY 1, 1996                                        $960,878

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         44,388
  Net realized gain (loss) on investments                              21,659
  Net unrealized appreciation (depreciation) of investments            37,651
                                                                  ____________
  Net increase (decrease) in net assets resulting from operations     103,698

  Changes from principal transactions:
  Purchase payments                                                   176,412
  Contract distributions and terminations                            (155,860)
  Transfer payments from (to) Fixed Accounts and other Divisions       98,017
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            1,428
                                                                  ____________
  Increase (decrease) in net assets derived from principal
   transactions                                                       119,997
                                                                  ____________
  Total increase (decrease)                                           223,695
                                                                  ____________
NET ASSETS AT DECEMBER 31, 1996                                     1,184,573

























                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
        For the years ended December 31, 1996 and 1997, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Combined
                                                                  ____________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         81,285
  Net realized gain (loss) on investments                              31,070
  Net unrealized appreciation (depreciation) of investments            75,558
                                                                  ____________
  Net increase (decrease) in net assets resulting from operations     187,913

  Changes from principal transactions:
  Purchase payments                                                   304,259
  Contract distributions and terminations                            (184,701)
  Transfer payments from (to) Fixed Accounts and other Divisions      111,251
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              976
                                                                  ____________
  Increase (decrease) in net assets derived from principal
   transactions                                                       231,785
                                                                  ____________
  Total increase (decrease)                                           419,698
                                                                  ____________
NET ASSETS AT DECEMBER 31, 1997                                    $1,604,271
                                                                  ============

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996
(c) Commencement of operations, September 23, 1996
(d) Commencement of operations, February 3, 1997
(e) Commencement of operations, February 4, 1997
(f) Commencement of operations, August 26, 1997
(g) Commencement of operations, September 18, 1997
(h) Commencement of operations, September 24, 1997
(i) Commencement of operations, October 9, 1997
(j) Commencement of operations, October 24, 1997













See accompanying notes.

                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT B
                        NOTES TO FINANCIAL STATEMENTS
                              December 31, 1997

NOTE 1 - ORGANIZATION

Separate Account B (the "Account") was established by Golden American Life Insurance Company ("Golden American") to support the operations of variable annuity contracts ("Contracts"). Golden American is primarily engaged in the issuance of variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Golden American provides for variable accumulation and benefits under the contracts by crediting annuity considerations to one or more divisions within the Account or to the Golden American Guaranteed Interest Division, the Golden American Fixed Interest Division and the Fixed Separate Account, which are not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Golden American.

At December 31, 1997, the Account had, under GoldenSelect Contracts, twenty-two investment divisions: the Liquid Asset, the Limited Maturity Bond, the Hard Assets (formerly the Natural Resources), the All-Growth, the Real Estate, the Fully Managed, the Multiple Allocation, the Capital
Appreciation, the Rising Dividends, the Emerging Markets, the Market
Manager, the Value Equity, the Strategic Equity, the Small Cap, the Managed Global, the OTC, the Growth & Income, the Research, the Total Return, the Value + Growth, the International Equity and the International Fixed Income Divisions ("Divisions"). The Account also had, under Granite PrimElite Contracts, eight investment divisions: the OTC, the Research, the Total Return, the Appreciation, the Smith Barney High Income, the Smith Barney Income and Growth, the Smith Barney International Equity and the Smith Barney Money Market Divisions (collectively with the divisions noted above, "Divisions"). The Managed Global Division was formerly the Managed Global Account of Golden American's Separate Account D from October 12, 1992 until September 3, 1996. The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio") of mutual funds of The GCG Trust, the Equi-Select Series Trust, Travelers Series Fund, Inc., the Greenwich Street Series Fund (formerly the Smith Barney Series Fund) or the Warburg Pincus Trust (the "Trusts"). The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Market Manager Division was open for investment for only a brief period during 1994 and 1995. This Division is now closed and Contractowners are not permitted to direct their investments into this Division.
Contractowners with investments in the Market Manager Division were permitted to elect to update their Contracts to DVA PLUS Contracts.





NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies of the
Account:

USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS: Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains of each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES: Operations of the Account form a part of, and are taxed with, the total operations of Golden American which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Golden American.

NOTE 3 - CHARGES AND FEES

Contracts currently being sold include the DVA 100, DVA Series 100, DVA PLUS, Granite PrimElite, ACCESS, ES II and the PREMIUM PLUS. The DVA PLUS, ACCESS and the PREMIUM PLUS each have three different death benefit options referred to as Standard, Annual Ratchet and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. Granite PrimElite has two death benefit options referred to as Standard and Annual Ratchet. Golden American discontinued external sales of DVA 80 in May 1991. In December 1995, Golden American also discontinued external sales of DVA 100, however, both the DVA 80 and DVA 100 contracts continue to be available to Golden American employees and agents. Under the terms of the Contracts, certain charges are allocated to the Contracts to cover Golden American's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK AND OTHER CHARGES

   MORTALITY AND EXPENSE RISK CHARGES: Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.











NOTE 3 - CHARGES AND FEES - CONTINUED

Daily charges deducted at annual rates to cover these risks are as follows:


Series                                        Annual Rates
__________________________________         __________________
DVA 80                                             .80%
DVA 100                                            .90
DVA Series 100                                    1.25
DVA PLUS - Standard                               1.10
DVA PLUS - Annual Ratchet                         1.25
DVA PLUS - 5.5% Solution                          1.25
DVA PLUS - 7% Solution                            1.40
ACCESS - Standard                                 1.25
ACCESS - Annual Ratchet                           1.40
ACCESS - 5.5% Solution                            1.40
ACCESS - 7% Solution                              1.55
PREMIUM PLUS - Standard                           1.25
PREMIUM PLUS - Annual Ratchet                     1.40
PREMIUM PLUS - 5.5% Solution                      1.40
PREMIUM PLUS - 7% Solution                        1.55
ES II                                             1.25
Granite PrimElite - Standard                      1.10
Granite PrimElite - Annual Ratchet                1.25


   ASSET BASED ADMINISTRATIVE CHARGES: A daily charge at an annual rate of .10% is deducted from assets attributable to DVA 100 and DVA Series 100 Contracts. A daily charge at an annual rate of .15% is deducted from the assets attributable to the DVA PLUS, Granite
   PrimElite, ACCESS, ES II and the PREMIUM PLUS Contracts.

ANNUAL ADMINISTRATIVE CHARGES:   An administrative charge of $40 per
Contract year for every Contract except ES II Contracts and DVA PLUS, PREMIUM PLUS and ACCESS Contracts in the state of Washington which charge $30. This charge is deducted from the accumulation value of Deferred Annuity Contracts to cover ongoing administrative expenses. The charge is incurred on the Contract anniversary date and deducted at the end of the Contract anniversary period. This charge has been waived for certain offerings of the Contracts.

MINIMUM DEATH BENEFIT GUARANTEE CHARGES: For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of Deferred Annuity Contracts on each Contract anniversary date.










NOTE 3 - CHARGES AND FEES - CONTINUED

CONTINGENT DEFERRED SALES CHARGES: Under DVA PLUS, ES II and PREMIUM PLUS Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the period reflected in the following table, from the date a premium payment is received.


Complete Years Elapsed Since
      Premium Payment                       Surrender Charge
____________________________  _____________________________________________

                               DVA PLUS          ES II        PREMIUM PLUS
                              ___________  _________________  _____________
             0                     7%              8%               8%
             1                     7               7                8
             2                     6               6                8
             3                     5               5                8
             4                     4               4                7
             5                     3               3                6
             6                     1               2                5
             7                    --               1                3
             8                    --              --                1
             9+                   --              --               --



OTHER CONTRACT CHARGES:  Under DVA 80, DVA 100 and DVA Series 100
Contracts, a charge is deducted from the accumulation value for Contracts taking more than one conventional partial withdrawal during a contract year. For DVA 80 and DVA 100 Contracts, annual distribution fees are deducted from Contract accumulation values.

DEFERRED SALES LOAD: Under Contracts offered prior to October 1995, a sales load of up to 7.5% was applicable to each premium payment for sales-related expenses as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA 100 Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value by Golden American. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

PREMIUM TAXES: For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums.


NOTE 3 - CHARGES AND FEES - CONTINUED

FEES WAIVED BY GOLDEN AMERICAN: Certain charges and fees for various types of Contracts are currently waived by Golden American. Golden American reserves the right to discontinue these waivers at its discretion or to conform with changes in the law. The net assets retained in the Account by Golden American in the accompanying financial statements represent the unamortized deferred sales load and premium taxes advanced by Golden American, noted above. Net assets retained in the Account by Golden American are as follows:

                                                    Combined
                                        ___________________________________
                                             1997               1996
                                        _______________   _________________
                                              (Dollars in thousands)
Balance at beginning of period                 $26,612             $35,980
Sales load advanced                                616                 380
Premium tax advanced                                 7                  11
Net transfer from Separate Account D,
 Fixed Account and other Divisions                 353               2,672
Amortization of deferred sales load
 and premium tax                               (10,579)            (12,431)
                                        _______________   _________________
Balance at end of period                       $17,009             $26,612
                                        ===============   =================






























NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of purchases and proceeds from sales of investments were as follows:

                                                Year Ended December 31,
                                               _________________________

                                                         1997
                                               _________________________
                                                Purchases      Sales
                                               _________________________
                                                 (Dollars in thousands)
The GCG Trust:
 Liquid Asset Series                               $94,848      $75,062
 Limited Maturity Bond Series                       12,572       13,891
 Hard Assets Series                                 21,526       12,693
 All-Growth Series                                   7,468       14,683
 Real Estate Series                                 24,254        8,239
 Fully Managed Series                               27,691       11,768
 Multiple Allocation Series                         30,819       55,031
 Capital Appreciation Series                        41,409       24,135
 Rising Dividends Series                            63,949        8,887
 Emerging Markets Series                             8,023        6,846
 Market Manager Series                                 467          623
 Value Equity Series                                32,557        4,409
 Strategic Equity Series                            19,475        4,918
 Small Cap Series                                   25,870       10,563
 Managed Global Series                              37,985       21,524
Equi-Select Series Trust:
 OTC Portfolio                                      18,373        3,328
 Growth & Income Portfolio                          37,291        1,763
 Research Portfolio                                 34,430          419
 Total Return Portfolio                             26,167          354
 Value + Growth Portfolio                           30,053        5,950
 International Fixed Income Portfolio                  224            7
Greenwich Street Series Fund:
 Appreciation Portfolio                                283           12
Travelers Series Fund, Inc.:
 Smith Barney High Income Portfolio                    216           11
 Smith Barney Income and Growth Porfolio               210            1
 Smith Barney International Equity Portfolio           103            2
 Smith Barney Money Market Portfolio                   194           12
Warburg Pincust Trust:
 International Equity Portfolio                      2,146           59
                                               _________________________
                                                  $598,603     $285,190
                                               =========================









NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES - CONTINUED

                                                Year Ended December 31,
                                               _________________________

                                                         1996
                                               _________________________
                                                Purchases      Sales
                                               _________________________
                                                  (Dollars in thousands)
The GCG Trust:
 Liquid Asset Series                               $64,148      $63,169
 Limited Maturity Bond Series                       13,202       23,196
 Hard Assets Series                                 22,965       11,706
 All-Growth Series                                  10,482       22,833
 Real Estate Series                                 12,388        5,777
 Fully Managed Series                               22,506       14,263
 Multiple Allocation Series                         28,625       62,678
 Capital Appreciation Series                        32,609       21,360
 Rising Dividends Series                            41,303       14,500
 Emerging Markets Series                            11,043       13,496
 Market Manager Series                                 449        1,388
 Value Equity Series                                20,546        8,015
 Strategic Equity Series                            20,731        1,702
 Small Cap Series                                   47,577       15,201
 Managed Global Series                              85,923        4,148
Equi-Select Series Trust:
 OTC Portfolio                                       4,644          164
 Growth & Income Portfolio                           8,037           49
 Research Portfolio                                     --           --
 Total Return Portfolio                                 --           --
 Value + Growth Portfolio                               --           --
 International Fixed Income Portfolio                   --           --
Greenwich Street Series Fund:
 Appreciation Portfolio                                 --           --
Travelers Series Fund, Inc.:
 Smith Barney High Income Portfolio                     --           --
 Smith Barney Income and Growth Porfolio                --           --
 Smith Barney International Equity Portfolio            --           --
 Smith Barney Money Market Portfolio                    --           --
Warburg Pincust Trust:
 International Equity Portfolio                         --           --
                                               _________________________
                                                  $447,178     $283,645
                                               =========================











NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS

Contractowners' transactions shown in the following table reflect gross inflows ("Purchases") and outflows ("Sales") in units for each Division. The activity includes Contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA PLUS Contract. Updates to DVA PLUS Contracts resulted in both a sale (surrender of the old Contract) and a purchase (acquisition of the new Contract). All of the purchase transactions for the Market Manager Division resulted from such updates.

Contractowner transactions in units were as follows:

                                                Year Ended December 31,
                                               _________________________

                                                         1997
                                               _________________________
                                                Purchases      Sales
                                               _________________________
Liquid Asset Division                            8,859,035    7,508,736
Limited Maturity Bond Division                     814,102    1,099,923
Hard Assets Division                               955,532      934,748
All-Growth Division                                902,597    1,467,510
Real Estate Division                             1,165,038      633,059
Fully Managed Division                           1,588,523    1,271,492
Multiple Allocation Division                       858,882    3,296,283
Capital Appreciation Division                    1,899,517    1,801,059
Rising Dividends Division                        4,263,972    1,391,248
Emerging Markets Division                        1,231,916    1,082,071
Market Manager Division                                 --       31,196
Value Equity Division                            1,792,574      522,420
Strategic Equity Division                        1,539,555      551,638
Small Cap Division                               3,022,647    1,720,403
Managed Global Division                          3,674,935    2,873,007
OTC Division                                     1,166,129      357,910
Growth & Income Division                         2,623,649      368,883
Research Division                                1,962,393      137,427
Total Return Division                            1,683,989       52,603
Value + Growth Division                          2,598,824      818,375
International Fixed Income Division                 18,902        1,482
Appreciation Division                               19,581          822
Smith Barney High Income Division                   15,972          739
Smith Barney Income and Growth Division             12,176           39
Smith Barney International Equity Division           7,216          138
Smith Barney Money Market Division                  17,685        1,114
International Equity Division                      208,851        9,015










NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS - CONTINUED

                                                Year Ended December 31,
                                               _________________________

                                                         1996
                                               _________________________
                                                Purchases      Sales
                                               _________________________
Liquid Asset Division                            5,982,248    6,003,930
Limited Maturity Bond Division                     829,366    1,824,946
Hard Assets Division                             1,374,569      978,096
All-Growth Division                              1,228,512    2,169,543
Real Estate Division                               754,585      552,462
Fully Managed Division                           1,450,300    1,450,120
Multiple Allocation Division                     1,330,139    4,486,173
Capital Appreciation Division                    2,032,074    1,900,755
Rising Dividends Division                        3,448,184    1,678,751
Emerging Markets Division                        1,573,766    1,768,185
Market Manager Division                              7,958      106,893
Value Equity Division                            1,834,937    1,024,120
Strategic Equity Division                        2,083,197      353,766
Small Cap Division                               4,912,458    2,122,101
Managed Global Division                          8,792,080      716,753
OTC Division                                       316,184       26,607
Growth & Income Division                           697,746       35,755
Research Division                                       --           --
Total Return Division                                   --           --
Value + Growth Division                                 --           --
International Fixed Income Division                     --           --
Appreciation Division                                   --           --
Smith Barney High Income Division                       --           --
Smith Barney Income and Growth Division                 --           --
Smith Barney International Equity Division              --           --
Smith Barney Money Market Division                      --           --
International Equity Division                           --           --




















NOTE 6 - NET ASSETS
Net assets at December 31, 1997 consisted of the following:

                                           Limited
                              Liquid      Maturity        Hard         All-
                              Asset         Bond         Assets       Growth
                             Division     Division      Division     Division
                           _____________________________________________________
                                            (Dollars in thousands)
Unit transactions              $51,246       $38,691      $29,328       $59,765
Accumulated net investment
 income (loss)                   6,008        15,231       21,909         8,980
Net unrealized appreciation
 (depreciation) of
 investments                        --        (1,455)      (5,734)        2,993
                           _____________________________________________________
                               $57,254       $52,467      $45,503       $71,738
                           =====================================================

                               Real         Fully       Multiple      Capital
                              Estate       Managed     Allocation  Appreciation
                             Division     Division      Division     Division
                           _____________________________________________________
                                            (Dollars in thousands)
Unit transactions              $44,230      $106,702     $138,528       $99,633
Accumulated net investment
 income (loss)                  14,064        31,225      108,099        49,217
Net unrealized appreciation
 (depreciation) of
 investments                    16,406        20,723       15,242        38,967
                           _____________________________________________________
                               $74,700      $158,650     $261,869      $187,817
                           =====================================================

                              Rising      Emerging       Market        Value
                            Dividends      Markets      Manager       Equity
                             Division     Division      Division     Division
                           _____________________________________________________
                                            (Dollars in thousands)
Unit transactions             $144,386       $50,608       $2,775       $59,096
Accumulated net
 investment income (loss)       10,070       (10,864)       1,626        10,329
Net unrealized appreciation
 (depreciation) of
 investments                    61,487        (5,243)       2,315         7,600
                           _____________________________________________________
                              $215,943       $34,501       $6,716       $77,025
                           =====================================================



NOTE 6 - NET ASSETS - CONTINUED

                            Strategic       Small       Managed
                              Equity         Cap         Global         OTC
                             Division     Division      Division     Division
                           _____________________________________________________
                                            (Dollars in thousands)
Unit transactions              $39,540       $48,780      $91,898       $18,700
Accumulated net
 investment income (loss)        3,375        (1,272)       9,247           874
Net unrealized appreciation
 (depreciation) of
 investments                     7,522         5,217        3,536           787
                           _____________________________________________________
                               $50,437       $52,725     $104,681       $20,361
                           =====================================================

                             Growth &                    Total       Value +
                              Income      Research       Return       Growth
                             Division     Division      Division     Division
                           _____________________________________________________
                                            (Dollars in thousands)
Unit transactions              $40,438       $33,194      $25,114       $24,230
Accumulated net
 investment income (loss)        3,235           820          705           378
Net unrealized appreciation
 (depreciation) of
 investments                     1,249           388          412        (1,430)
                           _____________________________________________________
                               $44,922       $34,402      $26,231       $23,178
                           =====================================================

                              Inter-                     Smith         Smith
                             national                    Barney       Barney
                              Fixed        Appre-         High      Income and
                              Income       ciation       Income       Growth
                             Division     Division      Division     Division
                           _____________________________________________________
                                          (Dollars in thousands)
Unit transactions                 $208          $256         $206          $209
Accumulated net
 investment income (loss)            8            16           --            (1)
Net unrealized appreciation
 (depreciation) of
 investments                       (10)           (9)           3             7
                           _____________________________________________________
                                  $206          $263         $209          $215
                           =====================================================



NOTE 6 - NET ASSETS - CONTINUED

                              Smith
                              Barney        Smith
                              Inter-       Barney        Inter-
                             national       Money       national
                              Equity       Market        Equity
                             Division     Division      Division     Combined
                           __________________________ __________________________
                                          (Dollars in thousands)
Unit transactions                 $101          $181       $2,005    $1,150,048
Accumulated net
 investment income (loss)           --            --           69       283,348
Net unrealized appreciation
 (depreciation) of
 investments                        (5)           --          (93)      170,875
                           __________________________ __________________________
                                   $96          $181       $1,981    $1,604,271
                           ========================== ==========================






































NOTE 7 - UNIT VALUES
Accumulation unit value information (which is based on total assets) for units outstanding by Contract type as of December 31, 1997 was as follows:



                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
LIQUID ASSET
 Currently payable annuity products:
  DVA 80                                           4,190   $14.58          $61
  DVA 100                                          3,369    14.32           48
 Contracts in accumulation period:
  DVA 80                                         363,377    14.58        5,298
  DVA 100                                      1,595,580    14.32       22,846
  DVA Series 100                                  37,946    13.87          526
  DVA PLUS - Standard                            227,427    14.02        3,188
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         353,076    13.83        4,883
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,132,057    13.65       15,447
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    370,411    13.44        4,979
                                                                   ____________
                                                                        57,276

LIMITED MATURITY BOND
 Currently payable annuity products:
  DVA 80                                          12,043    16.76          202
  DVA 100                                         20,397    16.46          336
 Contracts in accumulation period:
  DVA 80                                          58,275    16.76          977
  DVA 100                                      2,349,902    16.46       38,684
  DVA Series 100                                  22,582    15.95          360
  DVA PLUS - Standard                            139,323    16.13        2,247
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         133,461    15.91        2,124
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 462,583    15.70        7,263
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     19,171    15.47          296
                                                                   ____________
                                                                        52,489




NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units      Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
HARD ASSETS
 Currently payable annuity products:
  DVA 80                                           2,001    $21.68         $44
  DVA 100                                         13,390     21.30         285
 Contracts in accumulation period:
  DVA 80                                         107,103     21.68       2,322
  DVA 100                                      1,123,746     21.30      23,932
  DVA Series 100                                  32,428     20.63         669
  DVA PLUS - Standard                            154,417     20.85       3,219
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                          90,379     20.57       1,859
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 637,191     20.29      12,932
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     13,179     19.99         263
                                                                    ___________
                                                                        45,525

ALL-GROWTH
 Currently payable annuity products:
  DVA 80                                           3,037     15.06          46
  DVA 100                                         22,962     14.79         340
 Contracts in accumulation period:
  DVA 80                                         107,041     15.06       1,612
  DVA 100                                      3,135,493     14.79      46,368
  DVA Series 100                                  26,286     14.33         377
  DVA PLUS - Standard                            213,900     14.48       3,097
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         263,462     14.28       3,763
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,107,672     14.09      15,610
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     40,567     13.88         563
                                                                    ___________
                                                                        71,776









NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
REAL ESTATE
 Currently payable annuity products:
  DVA 80                                           5,216   $26.86         $140
  DVA 100                                         28,837    26.38          761
 Contracts in accumulation period:
  DVA 80                                          83,412    26.86        2,240
  DVA 100                                      1,493,690    26.38       39,399
  DVA Series 100                                  22,395    25.55          572
  DVA PLUS - Standard                            173,241    25.82        4,473
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         135,993    25.48        3,465
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 897,320    25.14       22,556
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     45,472    24.76        1,125
                                                                   ____________
                                                                        74,731

FULLY MANAGED
 Currently payable annuity products:
  DVA 80                                           8,128    20.73          168
  DVA 100                                         71,911    20.36        1,464
 Contracts in accumulation period:
  DVA 80                                         122,182    20.73        2,533
  DVA 100                                      4,960,237    20.36      100,987
  DVA Series 100                                  36,340    19.72          717
  DVA PLUS - Standard                            418,686    19.93        8,345
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         414,805    19.66        8,157
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,766,390    19.40       34,271
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    108,930    19.11        2,082
                                                                   ____________
                                                                       158,724









NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
MULTIPLE ALLOCATION
 Currently payable annuity products:
  DVA 80                                          26,732   $21.66         $579
  DVA 100                                        107,200    21.28        2,280
 Contracts in accumulation period:
  DVA 80                                         524,945    21.66       11,371
  DVA 100                                      9,544,200    21.28      203,061
  DVA Series 100                                  86,050    20.61        1,773
  DVA PLUS - Standard                            328,740    20.83        6,847
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         255,396    20.55        5,248
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,485,966    20.28       30,129
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     35,953    19.97          718
                                                                   ____________
                                                                       262,006

CAPITAL APPRECIATION
 Currently payable annuity products:
  DVA 80                                          12,559    22.79          286
  DVA 100                                         56,444    22.53        1,272
 Contracts in accumulation period:
  DVA 80                                         112,987    22.79        2,575
  DVA 100                                      5,668,379    22.53      127,717
  DVA Series 100                                  46,932    22.08        1,036
  DVA PLUS - Standard                            353,774    22.24        7,868
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         312,229    22.05        6,885
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,772,316    21.87       38,752
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     69,624    21.65        1,507
                                                                   ____________
                                                                       187,898









NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
RISING DIVIDENDS
 Currently payable annuity products:
  DVA 80                                           8,045   $20.58         $166
  DVA 100                                         21,073    20.41          430
 Contracts in accumulation period:
  DVA 80                                         177,812    20.58        3,660
  DVA 100                                      4,864,305    20.41       99,278
  DVA Series 100                                  85,890    20.11        1,727
  DVA PLUS - Standard                            795,321    20.22       16,079
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         853,473    20.09       17,146
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               3,706,709    19.96       73,999
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    179,402    19.81        3,553
                                                                   ____________
                                                                       216,038

EMERGING MARKETS
 Currently payable annuity products:
  DVA 80                                           1,431     8.91           13
  DVA 100                                         19,625     8.84          173
 Contracts in accumulation period:
  DVA 80                                          83,108     8.91          741
  DVA 100                                      2,194,303     8.84       19,393
  DVA Series 100                                  34,350     8.71          299
  DVA PLUS - Standard                            249,197     8.75        2,182
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         222,368     8.70        1,934
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,131,392     8.64        9,780
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                        616     8.58            5
                                                                   ____________
                                                                        34,520









NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
MARKET MANAGER
 Contracts in accumulation period:
  DVA 100                                        342,383   $19.40       $6,641
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                   7,958    19.04          152
                                                                   ____________
                                                                         6,793

VALUE EQUITY
 Currently payable annuity products:
  DVA 80                                             469    18.59            9
  DVA 100                                          6,299    18.48          116
 Contracts in accumulation period:
  DVA 80                                          57,796    18.59        1,074
  DVA 100                                      1,362,952    18.48       25,185
  DVA Series 100                                  24,986    18.28          457
  DVA PLUS - Standard                            372,681    18.36        6,843
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         469,649    18.28        8,586
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,793,172    18.20       32,639
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    118,902    18.09        2,150
                                                                   ____________
                                                                        77,059

STRATEGIC EQUITY
 Currently payable annuity products:
  DVA 100                                         33,665    14.42          485
 Contracts in accumulation period:
  DVA 80                                         102,523    14.49        1,485
  DVA 100                                        977,705    14.42       14,102
  DVA Series 100                                  34,778    14.31          498
  DVA PLUS - Standard                            406,747    14.36        5,840
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         554,068    14.31        7,929
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,361,070    14.26       19,414
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     49,579    14.20          704
                                                                   ____________
                                                                        50,457

NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
SMALL CAP
 Currently payable annuity products:
  DVA 100                                         11,327   $12.99         $147
 Contracts in accumulation period:
  DVA 80                                          42,479    13.04          554
  DVA 100                                        884,375    12.99       11,485
  DVA Series 100                                  38,537    12.90          497
  DVA PLUS - Standard                            401,090    12.92        5,183
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         559,014    12.88        7,202
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               2,049,765    12.84       26,326
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    106,014    12.81        1,357
                                                                   ____________
                                                                        52,751

MANAGED GLOBAL
 Currently payable annuity products:
  DVA 80                                           3,304    12.05           40
  DVA 100                                         25,036    11.93          299
 Contracts in accumulation period:
  DVA 80                                          48,012    12.05          578
  DVA 100                                      5,030,071    11.93       59,991
  DVA Series 100                                  76,803    11.72          900
  DVA PLUS - Standard                            525,356    11.76        6,180
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         443,665    11.67        5,179
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               2,721,529    11.58       31,522
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                      3,479    11.47           40
                                                                   ____________
                                                                       104,729










NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
OTC
 Contracts in accumulation period:
  DVA 80                                          14,078   $18.91         $266
  DVA 100                                        239,052    18.79        4,492
  DVA Series 100                                  10,361    18.57          193
  DVA PLUS - Standard                             85,870    18.64        1,600
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         177,125    18.52        3,280
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 518,640    18.45        9,571
  Granite PrimElite - Standard                       202    18.64            4
  Granite PrimElite - Annual Ratchet               4,122    18.52           76
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     48,346    18.36          888
                                                                   ____________
                                                                        20,370

GROWTH & INCOME
 Contracts in accumulation period:
  DVA 80                                          41,266    15.57          643
  DVA 100                                        559,791    15.51        8,685
  DVA Series 100                                   9,355    15.42          144
  DVA PLUS - Standard                            325,440    15.45        5,027
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         438,636    15.41        6,758
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                               1,288,333    15.36       19,795
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    253,936    15.32        3,891
                                                                   ____________
                                                                        44,943













NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
RESEARCH
 Contracts in accumulation period:
  DVA 80                                          22,953   $19.23         $441
  DVA 100                                        310,066    19.11        5,924
  DVA Series 100                                  10,225    18.89          193
  DVA PLUS - Standard                            223,067    18.95        4,227
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         268,126    18.87        5,058
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 816,216    18.77       15,317
  Granite PrimElite - Standard                       102    18.95            2
  Granite PrimElite - Annual Ratchet              11,534    18.87          218
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    162,677    18.67        3,038
                                                                   ____________
                                                                        34,418

TOTAL RETURN
 Contracts in accumulation period:
  DVA 80                                           4,765    16.42           78
  DVA 100                                        206,943    16.31        3,375
  DVA Series 100                                   4,909    16.12           79
  DVA PLUS - Standard                            224,763    16.18        3,636
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         286,032    16.10        4,606
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 746,754    16.02       11,962
  Granite PrimElite - Standard                        63    16.18            1
  Granite PrimElite - Annual Ratchet               4,893    16.10           79
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    152,264    15.94        2,427
                                                                   ____________
                                                                        26,243











NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
VALUE + GROWTH
 Contracts in accumulation period:
  DVA 80                                          41,904   $13.17         $552
  DVA 100                                        230,798    13.12        3,028
  DVA Series 100                                   2,137    13.04           28
  DVA PLUS - Standard                            161,235    13.06        2,106
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                         343,006    13.03        4,470
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                 763,169    12.99        9,917
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                    238,200    12.96        3,087
                                                                   ____________
                                                                        23,188

INTERNATIONAL FIXED INCOME
 Contracts in accumulation period:
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                          10,655    11.87          126
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                     310    11.81            4
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                      6,455    11.75           76
                                                                   ____________
                                                                           206

APPRECIATION
 Contracts in accumulation period:
  Granite PrimElite - Annual Ratchet              18,759    14.01          263
                                                                   ____________
                                                                           263

SMITH BARNEY HIGH INCOME
 Contracts in accumulation period:
  Granite PrimElite - Standard                        73    13.77            1
  Granite PrimElite - Annual Ratchet              15,160    13.72          208
                                                                   ____________
                                                                           209

SMITH BARNEY INCOME AND GROWTH
 Contracts in accumulation period:
  Granite PrimElite - Annual Ratchet              12,137    17.77          216
                                                                   ____________
                                                                           216

NOTE 7 - UNIT VALUES - CONTINUED

                                                            Unit    Total Unit
                   Series                        Units     Value      Value
_______________________________________________________________________________
                                                                 (in thousands)
SMITH BARNEY INTERNATIONAL EQUITY
 Contracts in accumulation period:
  Granite PrimElite - Standard                       130   $13.65           $2
  Granite PrimElite - Annual Ratchet               6,948    13.59           94
                                                                   ____________
                                                                            96

SMITH BARNEY MONEY MARKET
 Contracts in accumulation period:
  Granite PrimElite - Annual Ratchet              16,571    10.97          182
                                                                   ____________
                                                                           182

INTERNATIONAL EQUITY
 Contracts in accumulation period:
  DVA PLUS - Annual Ratchet & 5.5% Solution,
   ACCESS - Standard, PREMIUM PLUS - Standard,
   ES II                                          90,783     9.90          899
  DVA PLUS - 7% Solution,
   ACCESS - Annual Ratchet & 5.5% Solution,
   PREMIUM PLUS - Annual Ratchet &
   5.5% Solution                                  36,098     9.95          359
  ACCESS - 7% Solution,
   PREMIUM PLUS - 7% Solution                     72,955     9.92          724
                                                                   ____________
                                                                         1,982



NOTE 8 - YEAR 2000 (Unaudited)

Based on a study of its computer software and hardware,Golden American has determined its exposure to the Year 2000 change of the century date issue. Management believes systems are substantially compliant and has engaged external consultants to validate this assumption. The only system known to be affected by this issue is a system maintained by an affiliate who will incur the related costs. To mitigate the effect of the outside influences and other dependencies relative to Year 2000, Golden American will be contacting significant customers, suppliers and other third parties. To the extent these third parties would be unable to transact business in the year 2000 and thereafter, Golden American's operations could be adversely affected.

APPENDIX:  DESCRIPTION OF BOND RATINGS

Excerpts from Moody's Investors Service, Inc. ("Moody's) description of its bond ratings:

Aaa: Judged to be the best quality; they carry the smallest degree of investment risk.

Aa: Judged to be of high quality by all standards; together with the Aaa group, they comprise what are generally known as high grade bonds.

A: Possess many favorable investment attributes and are to be considered as "upper medium grade obligations."

Baa: Considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured; interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

Ba: Judged to have speculative elements; their future cannot be considered as well assured.

B:   Generally lack characteristics of the desirable investment.

Caa: Are of poor standing; such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca:  Speculative in a high degree; often in default.

C: Lowest rate class of bonds; regarded as having extremely poor prospects.

Moody's also applies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; 2 indicates a mid-range ranking; and 3 indicates a ranking toward the lower end of the category.

Excerpts from Standard & Poor's Rating Group ("Standard & Poor's") description of its bond ratings:

AAA: Highest grade obligations; capacity to pay interest and repay principal is extremely strong.

AA: Also qualify as high grade obligations; a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

A: Regarded as upper medium grade; they have a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity than in higher rated categories -- this group is the lowest which qualifies for commercial bank investment.

BB, B,
CCC,
CC: Predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligation: BB indicates the lowest degree of speculation and CC the highest.

Standard & Poor's applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.




                                   A-2

                      PART C -- OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

(a) (1)       All financial statements are included in either the Prospectuses or the Statements of Additional Information, as indicated
                therein.
    (2)       Schedules I, III, IV follow :


                                SCHEDULE I
                          SUMMARY OF INVESTMENTS
                  OTHER THAN INVESTMENTS IN RELATED PARTIES
                           (Dollars in thousands)


                                                                       Balance
                                                                         Sheet
December 31, 1997                           Cost 1         Value        Amount
_______________________________________________________________________________
TYPE OF INVESTMENT
Fixed maturities, available for sale:
 Bonds:
  United States government and govern-
   mental agencies and authorities         $68,693       $68,842       $68,842
  Foreign governments                        2,062         2,053         2,053
  Public utilities                          25,899        25,944        25,944
  Investment grade corporate               219,526       220,420       220,420
  Below investment grade corporate          41,355        41,331        41,331
  Mortgage-backed securities                55,753        55,811        55,811
                                        ___________   ___________   ___________
  Total fixed maturities, available
   for sale                                413,288       414,401       414,401

Equity securities:
 Common stocks:  industrial, mis-
  cellaneous and all other                   4,437         3,904         3,904

Mortgage loans on real estate               85,093                      85,093
Policy loans                                 8,832                       8,832
Short-term investments                      14,460                      14,460
                                        ___________                 ___________
Total investments                         $526,110                    $526,690
                                        ===========                 ===========

Note 1: Cost is defined as original cost for stocks and other invested assets, amortized cost for bonds and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.

















                                SCHEDULE III
                     SUPPLEMENTARY INSURANCE INFORMATION
                          (Dollars in thousands)

          Column             Column      Column     Column    Column    Column
            A                  B           C          D          E         F
________________________________________________________________________________
                                           Future
                                           Policy               Other
                                 De-    Benefits,              Policy
                              ferred      Losses,              Claims    Insur-
                              Policy       Claims      Un-        and      ance
                              Acqui-          and   earned      Bene-  Premiums
                              sition         Loss  Revenue       fits       and
Segment                        Costs     Expenses  Reserve    Payable   Charges
________________________________________________________________________________
                                         POST-MERGER
________________________________________________________________________________
Period October 25, 1997
 through December 31, 1997:

Life insurance               $12,752     $505,304   $1,189        $10    $3,834

                                      POST-ACQUISITION
________________________________________________________________________________
Period January 1, 1997
 through October 24, 1997:

Life insurance                   N/A          N/A      N/A        N/A    18,288

Period August 14, 1996
 through December 31, 1996:

Life insurance                11,468      285,287    2,063         --     8,768

                                      PRE-ACQUISITION
________________________________________________________________________________
Period January 1, 1996
 through August 13, 1996:

Life insurance                   N/A          N/A      N/A        N/A    12,259

Year ended December 31, 1995:

Life insurance                67,314       33,673    6,556         --    18,388











                                SCHEDULE III
              SUPPLEMENTARY INSURANCE INFORMATION - CONTINUED
                           (Dollars in thousands)

          Column             Column      Column     Column    Column    Column
            A                  G           H          I          J         K
________________________________________________________________________________

                                                     Amorti-
                                         Benefits     zation
                                          Claims,         of
                                           Losses   Deferred
                                 Net          and     Policy    Other
                             Invest-      Settle-     Acqui-  Operat-
                                ment         ment     sition      ing  Premiums
Segment                       Income     Expenses      Costs Expenses   Written
________________________________________________________________________________
                                         POST-MERGER
________________________________________________________________________________
Period October 25, 1997
 through December 31, 1997:

Life insurance                $5,127       $7,413     $892     $1,137        --

                                      POST-ACQUISITION
________________________________________________________________________________
Period January 1, 1997
 through October 24, 1997:

Life insurance                21,656       19,401    1,674     20,234        --

Period August 14, 1996
 through December 31, 1996:

Life insurance                 5,795        7,003      244      8,066        --

                                      PRE-ACQUISITION
________________________________________________________________________________
Period January 1, 1996
 through August 13, 1996:

Life insurance                 4,990        5,270    2,436      8,847        --

Year ended December 31, 1995:

Life insurance                 2,818        3,146    2,710     13,333        --










                                 SCHEDULE IV
                                 REINSURANCE

Column A               Column B     Column C  Column D     Column E   Column F
_______________________________________________________________________________
                                                Assumed              Percentage
                                    Ceded to       from               of Amount
                          Gross        Other      Other         Net     Assumed
                         Amount    Companies  Companies      Amount      to Net
_______________________________________________________________________________
At December 31, 1997:
Life insurance in
 force             $149,842,000  $96,686,000        --  $53,156,000         --
                   ============= ============ ========= ============ ==========
At December 31, 1996:
Life insurance in
 force              $86,192,000  $58,368,000        --  $27,824,000         --
                   ============= ============ ========= ============ ==========
At December 31, 1995:
Life insurance in
 force              $38,383,000  $24,709,000        --  $13,674,000         --
                   ============= ============ ========= ============ ==========

EXHIBITS

(b) (1)        Resolution of the board of directors of the Depositor
                authorizing the establishment of the Registrant

    (2)        Not applicable

    (3)  (a)   Distribution Agreement between the Depositor and
                Directed Services, Inc.
         (b)   Form of Dealers Agreement
         (c)   Organizational Agreement
         (d)   Form of Assignment Agreement for Organizational Agreement

    (4)  (a)   Individual Deferred Combination Variable and Fixed Annuity
                Contract
         (b)   Group Deferred Combination Variable and Fixed
                Annuity Contract
         (c)   Individual Deferred Variable Annuity Contract
         (d)   Individual Retirement Annuity Rider Page
         (e)   ROTH Individual Retirement Annuity Rider

    (5)  (a)   Individual Deferred Combination Variable and Fixed Annuity
                Application
         (b)   Group Deferred Combination Variable and Fixed Annuity
                Enrollment Form
         (c)   Individual Deferred Variable Annuity Application

    (6)  (a)   Restated Certificate of Incorporation of Golden American
                Life Insurance Company, as amended
         (b)   By-Laws of Golden American Life Insurance Company, as amended


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    (7)        Not applicable

    (8)  (a)   Participation Agreement between Golden American and PIMCO
                Variable Insurance Trust
    (8)  (b)   Administrative Services Agreement between Golden American
                and Equitable Life Insurance Company of Iowa
    (8)  (c)   Service Agreement between Golden American and Directed
                Services, Inc.

    (9)        Opinion and Consent of Myles R. Tashman

    (10) (a)   Consent of Sutherland Asbill & Brennan LLP
         (b)   Consent of Independent Auditors
         (c)   Consent of Myles R. Tashman

    (11)       Not applicable

    (12)       Not applicable

    (13)       Schedule of Performance Data

    (14)       Not applicable

    (15)       Powers of Attorney

    (16)       Subsidiaries of ING




ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Principal                 Position(s)
Name                      Business Address             with Depositor

Barnett Chernow          Golden American Life Ins. Co. President and
                         1001 Jefferson Street         Director
                         Wilmington, DE  19801

Paul E. Larson           Equitable of Iowa Companies   Director
                         909 Locust Street
                         Des Moines, IA  50309

Frederick S. Hubbell     Equitable of Iowa Companies   Director
                         909 Locust Street
                         Des Moines, IA  50309

Beth B. Neppl            Equitable of Iowa Companies   Director and Vice
                         909 Locust Street             President
                         Des Moines, IA  50309

Myles R. Tashman         Golden American Life Ins. Co. Director, Executive
                         1001 Jefferson Street         Vice President, General
                         Wilmington, DE  19801         Counsel and Secretary

Keith Glover             Golden American Life Ins. Co. Executive Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801

James R. McInnis         Golden American Life Ins. Co. Executive Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801

Stephen J. Preston       Golden American Life Ins. Co. Executive Vice President
                         1001 Jefferson Street,        and Chief Actuary
                         Wilmington, DE  19801

Steven G. Mandel         Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street
                         Wilmington, DE  19801

Ronald R. Blasdell       Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street
                         Wilmington, DE  19801

E. Robert Koster         Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street         and Chief Financial
                         Wilmington, DE  19801         Officer

David  L. Jacobson       Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street         and Assistant Secretary
                         Wilmington, DE  19801

William L. Lowe          Equitable of Iowa Companies   Senior Vice President,
                         909 Locust Street             Sales & Marketing
                         Des Moines, IA  50309

Edward Syring, Jr.       Equitable of Iowa Companies   Senior Vice President,
                         909 Locust Street             Sales & Marketing
                         Des Moines, IA  50309

Patricia M. Corbett      Equitable of Iowa Companies   Treasurer & Assistant
                         909 Locust Street             Vice President
                         Des Moines, IA  50309

Lawrence W. Porter, M.D. Equitable of Iowa Companies   Medical Director
                         909 Locust Street
                         Des Moines, IA  50309

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owns 100% of the stock of a newly formed New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden is to offer variable products in the state of New York.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep N.V. The primary purpose of Directed
Services, Inc. is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING are included as Exhibit 16.


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
Item 27:  Number of Contract Owners

50,901 contract owners as of October 31, 1998

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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ITEM 29: PRINCIPAL UNDERWRITER


(a) At present, DSI, the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B and Alger Separate Account A of Golden American.

(b) The following information is furnished with respect to the principal officers and directors of DSI, the Registrant's
Distributor:

Name and Principal          Positions and Offices     Positions and Offices
Business Address            with Underwriter          with Depositor
------------------          ---------------------     ---------------------

Beth B. Neppl                 Director                  Director and Vice
Equitable of Iowa Companies                             President
909 Locust Street
Des Moines, IA  50309

R. Lawrence Roth              Director                  None
VESTAX Capital Corporation
1931 Georgetown Road
Hudson, OH  44236

Myles R. Tashman              Director, Executive Vice  Director, Executive Vice
Directed Services, Inc.       President, General        President, General
1001 Jefferson Street         Counsel and Secretary     Counsel and Secretary
Wilmington, DE  19801

James R. McInnis              President                 Executive Vice President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Barnett Chernow               Executive Vice President  Director and President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Stephen J. Preston            Executive Vice President  Executive Vice President
Directed Services, Inc.                                 and Chief Actuary
1001 Jefferson Street
Wilmington, DE  19801

David L. Jacobson             Senior Vice President     Senior Vice President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Jodie R. Schult               Treasurer                 None
Equitable of Iowa Companies
909 Locust Street
Des Moines, IA  50309


(c)
                     1997 Net
      Name of      Underwriting     Compensation
     Principal     Discounts and         on         Brokerage
    Underwriter    Commissions       Redemption    Commissions    Compensation
    -----------    -----------       ----------    -----------    ------------
    Directed       $35,944,000           $0            $0              $0
    Services, Inc.

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1001 Jefferson Street, Suite 400, Wilmington, DE 19801 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street,
Des Moines, IA 50309.


ITEM 31: MANAGEMENT SERVICES

None.

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
ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Wilmington, and State of Delaware, on the 18th day of December 1998.

                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Barnett Chernow*
                                     President

Attest: /s/ Marilyn Talman
        ------------------------
         Marilyn Talman
         Vice President, Associate General Counsel
         and Assistant Secretary of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities indicated on December 18, 1998.

Signature                          Title

                              President and Director
--------------------          of Depositor
Barnett Chernow*



--------------------          Senior Vice President
E. Robert Koster*             and Chief Financial Officer


                DIRECTORS OF DEPOSITOR


----------------------
Frederick S. Hubbell*



----------------------
Paul E. Larson*



----------------------
Myles R. Tashman*



----------------------
Beth B. Neppl*




       By: /s/Marilyn Talman      Attorney-in-Fact
           -----------------------
           Marilyn Talman
_______________________
*Executed by Marilyn Talman on behalf of those indicated pursuant to Power of Attorney.

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EXHIBIT INDEX

ITEM      EXHIBIT                                                  PAGE #

1         Resolution of the board of directors of Depositor
          authorizing the establishment of the Registrant          EX-99.B1

3(a)      Distribution Agreement between the Depositor
          and Directed Services, Inc.                              EX-99.B3A

3(b)      Form of Dealers Agreement                                EX-99.B3B

3(c)      Organizational Agreement                                 EX-99.B3C

3(d)      Assignment Agreement for Organizational Agreement        EX-99.B3D

4(a)      Individual Deferred Combination Variable and
          Fixed Annuity Contract                                   EX-99.B4A

4(b)      Group Deferred Combination Variable and
          Fixed Annuity Contract                                   EX-99.B4B

4(c)      Individual Deferred Variable Annuity Contract            EX-99.B4C

4(d)      Individual Retirement Annuity Rider Page                 EX-99.B4D

4(e)      ROTH Individual Retirement Annuity Rider                 EX-99.B4E

5(a)      Individual Deferred Combination Variable and
          Fixed Annuity Application                                EX-99.B5A

5(b)      Group Deferred Combination Variable and
          Fixed Annuity Enrollment Form                            EX-99.B5B

5(c)      Individual Deferred Variable Annuity Application         EX-99.B5C

6(a)      Restated Certificate of Incorporation of Golden
          American Life Insurance Company                          EX-99.B6A

6(b)      By-Laws of Golden American Life Insurance Company,
          as amended                                               EX-99.B6B

8(a)      Participation Agreement between Golden American Life
          Insurance Company and PIMCO Variable Insurance Trust     EX-99.B8A

8(b)      Administrative Services Agreement between Golden
          American Life Insurance Company and Equitable Life
          Insurance Company of Iowa                                EX-99.B8B

8(c)      Service Agreement between Golden American Life Company
          and Directed Services, Inc.                              EX-99.B8C

9         Opinion and Consent of Myles Tashman                     EX-99.B9

10(a)     Consent of Sutherland Asbill & Brennan LLP               EX-99.B10A

10(b)     Consent of Ernst & Young LLP, Independent Auditors       EX-99.B10B

10(c)     Consent of Myles R. Tashman, Esq.                        EX-99.B10C

13        Schedule of Performance Data                             EX-99.B13

15        Powers of Attorney                                       EX-99.B15

16        Subsidiaries of ING Groep N.V.                           EX-99.B16

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